UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 02, 2024

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

economic and financial analysis report

1Q24

Managerial Analysis of Results

Management Report

Consolidated Financial Statements

Videoconference commenting on the results
May 2nd at 9h30 AM
(US Eastern Time)

Table of Contents

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balance s compared with the other periods presented.

Managerial Analysis of Results

For us at Bradesco, the year of 2024 is one of transition and transformation. We started implementing the strategic plan that accelerates and deepens changes in the bank, while the operation gained traction at the same time. The trends of the fall in delinquency and acceleration of credit origination observed in the past quarters, remained the same. The loan portfolio rose in 1Q24 after declining in 2023. At the beginning of the year, there was expansion in all segments. The quality of the new vintages is good, and the delinquency of the portfolio is falling, which results in a trend to normalize the cost of risk. We accelerated the adjustment of our physical network, while continuing to invest in digital channels. Improving the way of serving and clients' experience will gradually increase efficiency and profitability, keeping us close to our clients. The transformation office was implemented and is now in full operation. The main benefit of this transformation will be seen in the operating indexes, in profitability recovery and in the bank's evolution, so that it has greater agility and efficiency in a sustainable way.

The recurring net income was R$4.2 billion in 1Q24, implying an ROAE of 10.2%, which was driven by lower ALL expenses, controlled operating expenses and income from insurance operations, but still pressured by the client NII. The efficiency ratio improved 2.3 p.p. in the quarter compared to 4Q23.

We believe that the loan portfolio reached a turning point this quarter. After declining in 2023, it started an increase trajectory that is predicted to last. In retail individuals segment, we generated more loans in 1Q24 than we did in the pre-pandemic period, reinforcing our strategy of increasing the market share in the segment and our connection with these clients. We had an acceleration in Micro and Small sized Enterprises, but we still have a long way to go until we normalize the origination in this segment.

The most recent loan vintages continue to show significant improvement in quality, even with the acceleration of origination. As a result, the delinquency ratio over 90 days registered a fall of 0.3 p.p. in the quarter, with emphasis on the reduction of 0.4 p.p. in the indicators of Individuals and Micro, Small and Medium-sized Enterprises.

The net interest income contracted in 1Q24, mainly reflecting the reduction in the client NII, which is pressured by the credit mix with a smaller spread, and by the lower volume of transactions with Micro and Small-sized Enterprises. The prospect of NII improvement is clearer for the second half of the year.

The fee and commission income reached R$8.9 billion in 1Q24. Also, a positive highlight was the performance of consortia and loan operations. The reduction compared to 4Q23 is related to seasonal effects, such as cards income.

The performance of insurance operations was, again, one of the positive highlights of the quarter, with an ROAE of 19.8%, rising 1.6 p.p. compared to 1Q23. The operating income from insurance was R$4.0 billion (+8.9% vs. 1Q23) and net income reached R$2.0 billion (+10.2% vs. 1Q23), marked by the reduction of the claims ratio and administrative efficiency, increase in revenues, and as a consequence, improvement of the combined ratio. We believe that the prospects remain positive for the rest of 2024.

Tier I capital ratio closed the quarter at 12.7%, increasing 0.2 p.p. compared to the same period of the previous year, but falling 0.5 p.p. from December 2023, mainly due to the increase in intangible assets and mark-to-market effects. In the quarter, we allocated R$2.6 billion in Interest on Own Capital to shareholders.

We began the implementation of the strategic plan accelerating the transformation of the bank. We set up the transformation office, with resources 100% dedicated to work fronts. In the area of people and organizational structure, we are strengthening the teams, increasing synergy, and reinforcing business units such as technology and credit, to name a few examples. We are adjusting our physical presence, aiming to improve the way of serving: We closed traditional branches, opened companies branches – with 122 units in operation – and added more correspondent banking to Bradesco Expresso. The benefits of the strategic plan will be seen in our operational income, partly in 2024, and on a larger scale from 2025 onwards.

Finally, we want to highlight our sustainability strategy. We are one of the leaders of the Carbon Disclosure Project (CDP) index, considered a benchmark for Climate Change Reporting, with a rating above the global average in the sector of financial services, which reinforces our commitment to sustainable development. On the climate agenda, we are committed to raising awareness and the financing of our clients in the transition to a greener, more inclusive low-carbon economy. To strengthen this performance, we joined the Net-Zero Banking Alliance, assuming the commitment of the decarbonization of our loan and investment portfolios to achieve zero net emissions by 2050.

Our journey is one of change, evolution, and dedication, with each step reflecting the strength and enthusiasm that has brought us here. Together with society and stakeholders, we have the power to build an even stronger Bradesco and face the future with a proactive stance, transforming challenges into opportunities.

Enjoy the Reading!

Bradesco RESULTS | 1Q24

MAIN DATA SELECTED

1Q24 vs. 4Q23 (q/q)
1Q24 vs. 1Q23 (y/y)

Recurring Net Income
R$4.2 bi
△ 46.3% (q/q) ▽ 1.6% (y/y)

Quarterly ROAE
10.2%
△ 3.3 p.p. (q/q) ▽ 0.4 p.p. (y/y)

Quarterly ER
51.1%
▽ 2.3 p.p. (q/q) △ 4.0 p.p. (y/y)

Basel – Tier I
12.7%
▽ 0.5 p.p. (q/q) △ 0.2 p.p. (y/y)

Total Net Interest Income
R$15.2 bi
▽ 6.1% (q/q) ▽ 9.0% (y/y)

Fee and Commission Income
R$8.9 bi
▽ 1.8% (q/q) △ 1.3% (y/y)

Operating Expenses
R$13.4 bi
▽ 10.5% (q/q) △ 4.4% (y/y)

Expanded Loan Portfolio
R$889.9 bi
△ 1.4% (q/q) △ 1.2% (y/y)

Individuals **R$372.6 bi**
△ 1.9% (q/q) △ 2.0% (y/y)

Companies **R$517.4 bi**
△ 1.1% (q/q) △ 0.7% (y/y)

SMEs
△ 2.3% (q/q) ▽ 1.2% (y/y)

Large Corporate
△ 0.5% (q/q) △ 1.6% (y/y)

Delinquency

15 to 90 days **4.1%**
Stable (q/q) ▽ 0.5 p.p. (y/y)

Over 90 days **4.8%**
▽ 0.3 p.p. (q/q) ▽ 0.3 p.p. (y/y)

Expanded ALL **R$7.8 bi**
▽ 25.8% (q/q) ▽ 17.9% (y/y)

Retail ALL **R$7.3 bi**
▽ 13.7% (q/q) ▽ 22.3% (y/y)

INSURANCE GROUP

Recurring Net Income	Quarterly ROAE	Income from operations	Revenue	Claims Ratio
R$2.0 bi	**19.8%**	**R$4.0 bi**	**R$28.0 bi**	**78.4%**
▽ 21.6% (q/q)	▽ 5.0 p.p. (q/q)	▽ 15.8% (q/q)	▽ 0.2% (q/q)	▽ 0.1 p.p. (q/q)
△ 10.2% (y/y)	△ 1.6 p.p. (y/y)	△ 8.9% (y/y)	△ 11.8% (y/y)	▽ 3.7 p.p. (y/y)

KEY HIGHLIGHTS

- Improvement of crop quality in all segments and Individual production above historical levels
- Improvement of ALL in retail and wholesale
- Reduction of the delinquency ratio over 90 days in all segments
- Control of operating expenses | Review of the footprint
- Good performance of the insurance operations

recurring net income statement

R$ million	1Q24	4Q23	1Q23	Variation % 1Q24 x 4Q23	Variation % 1Q24 x 1Q23
\\ Net Interest Income	**15,152**	**16,128**	**16,653**	**(6.1)**	**(9.0)**
- Client NII	14,522	15,432	16,965	(5.9)	(14.4)
- Market NII	630	696	(312)	(9.5)	-
\\ Expanded ALL	**(7,811)**	**(10,524)**	**(9,517)**	**(25.8)**	**(17.9)**
\\ Net Interest Margin	**7,341**	**5,604**	**7,136**	**31.0**	**2.9**
Income from Insurance, Pension Plans and Capitalization Bonds	3,997	4,745	3,669	(15.8)	8.9
Fee and Commission Income	8,861	9,028	8,746	(1.8)	1.3
Operating Expenses	(13,360)	(14,935)	(12,793)	(10.5)	4.4
Personnel Expenses	(6,368)	(6,516)	(6,031)	(2.3)	5.6
Other Administrative Expenses	(5,483)	(5,972)	(5,418)	(8.2)	1.2
Other Income / (Operating Expenses)	(1,509)	(2,447)	(1,344)	(38.3)	12.3
Tax Expenses	(1,918)	(2,077)	(1,955)	(7.7)	(1.9)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	56	134	41	(58.2)	36.6
\\ Operating Income	**4,977**	**2,499**	**4,844**	**99.2**	**2.7**
Non-Operating Income	14	67	39	(79.1)	(64.1)
Income Tax / Social Contribution	(675)	390	(499)	-	35.3
Non-controlling interests in subsidiaries	(105)	(78)	(104)	34.6	1.0
\\ Recurring Net Income	**4,211**	**2,878**	**4,280**	**46.3**	**(1.6)**
Non-Recurring Events	**-**	**(1,175)**	**-**	**-**	**-**
Provision for Restructuring	-	(570)	-	-	-
Contingent Liabilities	-	(547)	-	-	-
Impairment of Non-Financial Assets	-	(58)	-	-	-
Book Net Income	**4,211**	**1,703**	**4,280**	**-**	**(1.6)**

Profit Movement in the Quarter | R$ million



2,878
▽(976)
(910)
(66)
▽2,713
1,167
1,546
(167)
1,575
(748)
(1,064)
4,211
4Q23
Client NII
Market NII
Retail
Wholesale
Fee and Commission Income
Operating Expenses (Personnel + Administrative + Others)
Operating Income from Insurance
Others (1)
1Q24
Net Interest Income
Expanded ALL

(1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Share.

ROAE Quarterly and Accrued



%
10.6
10.9
11.0
10.0
10.2
10.6
11.1
11.3
6.9
10.2
1Q23
2Q
3Q
4Q
1Q24
Quartely
Accrued

ER / Risk-Adjusted ER



%
79.8
84.8
86.6
84.2
84.0
45.9
46.8
47.3
48.7
49.7
47.1
46.1
48.2
53.4
51.1
1Q23
2Q
3Q
4Q
1Q24
Quarterly
12-month
12-month risk-adjusted

net interest income

R$ million	1Q24	4Q23	1Q23	1Q24 x 4Q23 R$	1Q24 x 4Q23 %	1Q24 x 1Q23 R$	1Q24 x 1Q23 %
\\ Net Interest Income	**15,152**	**16,128**	**16,653**	**(976)**	**(6.1)**	**(1,501)**	**(9.0)**
\\ Client NII [1]	**14,522**	**15,432**	**16,965**	**(910)**	**(5.9)**	**(2,443)**	**(14.4)**
Average Balance	710,662	718,376	723,153	(131)		(231)	
Average Rate	8.5%	8.8%	9.9%	(779)		(2,212)	
\\ Market NII [2]	**630**	**696**	**(312)**	**(66)**	**(9.5)**	**942**	**-**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rates of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** It is composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Client NII

Client NII | Indicators



9.9%
9.7%
9.1%
8.8%
8.5%
4.2%
3.6%
3.8%
2.7%
3.8%
R$ billion
Total Client NII
17.0
16.7
15.8
15.4
14.5
Client NII - ALL net
7.4
6.3
6.6
4.9
6.7
1Q23
2Q
3Q
4Q
1Q24
Gross NIM Annualized
Net NIM Annualized

Product Mix – Individuals (%)

	Mar24	Dec23	Mar23	Mar24 x Mar23
\\ Individuals	**41.9**	**41.7**	**41.5**	**0.4 p.p.**
Payroll-deductible Loans	10.5	10.5	10.2	0.3 p.p.
Real Estate Financing	10.2	10.2	9.8	0.4 p.p.
Credit Card	7.8	8.2	8.2	(0.4) p.p.
Personal Loans	6.6	6.1	6.6	-
Vehicle	3.7	3.8	4.0	(0.3) p.p.
Rural Loans	2.0	1.9	1.8	0.2 p.p.
Other	1.0	1.0	1.0	-
\\ Large Corporates	**38.8**	**39.2**	**38.7**	**0.1 p.p.**
\\ SMEs	**19.3**	**19.1**	**19.8**	**(0.5) p.p.**

Change in the Client NII | R$ million



▽ 6% (-910)
△ 37% (+1,803)
15,432
(10,524)
4,908
(131)
(432)
(202)
(145)
2,713
6,711
7,811
14,522
4Q23
Expanded ALL 4Q23
Net Client NII of ALL 4Q23
Average Volume
Spread
Products Mix
Number of Days
Expanded ALL
Net Client NII of ALL 1Q24
Expanded ALL 1Q24
1Q24

The performance of the client NII between the periods is impacted by the lower average volume of operations, mainly in Micro and Small-sized Enterprises, alteration of the product mix of Individuals, increasing the share of payroll-deductible loans, real estate and rural loan within the portfolio and by the greater risk discrimination, favoring profitability by net interest income.

- In Individuals, the new loan crops already present quality and production volume higher than the previous year and the pre-pandemic period, contributing to the growth of the expanded portfolio and, consequently, of the client NII.

- In Micro and Small-sized Enterprises, the latest crops have been performing well in terms of default, but in volumes still lower than the historical levels.

- The liability margin presented a positive contribution both in the annual and quarterly comparison, with increase in volumes and improvement in the mix.

Market NII



696
630
23
1Q23
2Q
3Q
4Q
1Q24
(312)
(96)

The market NII in the periods reflects the recovery of the ALM result, highlighting the improvement of R$942 MM compared to 1Q23.

funding sources

Funds Raised and Managed

R$3.0 tri △ 1.9% q/q △ 8.5% y/y
Mar24

Funds Raised △ 7.7% y/y
Funds and Managed Portfolios △ 9.7% y/y

R$ million	Mar24	Dec23	Mar23	Variation % Quarter	Variation % 12 months
Demand Deposits	41,839	51,083	47,967	(18.1)	(12.8)
Savings Deposits	127,387	131,004	128,312	(2.8)	(0.7)
Time Deposits + Debentures	456,676	458,247	417,364	(0.3)	9.4
Borrowings and Onlending	46,977	48,751	51,123	(3.6)	(8.1)
Funds from Issuance of Securities	265,101	256,325	242,411	3.4	9.4
Interbank Deposits	1,998	2,355	1,309	(15.1)	52.6
Subordinated Debts	50,284	50,338	47,886	(0.1)	5.0
\\ Subtotal	**990,262**	**998,104**	**936,371**	**(0.8)**	**5.8**
Obligations for Repurchase Agreements	309,512	288,730	274,156	7.2	12.9
Working Capital (Own/Managed)	127,711	128,256	124,315	(0.4)	2.7
Foreign Exchange Portfolio	24,185	19,028	25,215	27.1	(4.1)
Payment of Taxes and Other Contributions	5,806	940	5,649	-	2.8
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	372,673	360,803	332,905	3.3	11.9
\\ Funds raised	**1,830,149**	**1,795,860**	**1,698,611**	**1.9**	**7.7**
\\ Investment Funds and Managed Portfolios	**1,214,293**	**1,192,511**	**1,107,422**	**1.8**	**9.7**
\\ Total Assets under Management	**3,044,442**	**2,988,371**	**2,806,033**	**1.9**	**8.5**

Loans vs. Funding

We meet the need for resources required for loan operations primarily by our funding activities, through the capacity to obtain funding from clients effectively.

In order to evaluate loan operations vs. funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing.

R$ million	Mar24	Dec23	Mar23	Variation % Quarter	Variation % 12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	47,644	52,023	53,616	(8.4)	(11.1)
Savings Deposits	127,387	131,004	128,312	(2.8)	(0.7)
Interbank Deposits	1,998	2,355	1,309	(15.1)	52.6
Time Deposits + Debentures	456,676	458,247	417,364	(0.3)	9.4
Funds from Financial Bills	257,579	248,956	233,600	3.5	10.3
\\ Customer Funds (1)	**891,285**	**892,585**	**834,201**	**(0.1)**	**6.8**
(-) Reserve Requirements	(124,265)	(133,722)	(103,691)	(7.1)	19.8
(-) Available Funds (Brazil)	(14,478)	(14,862)	(14,495)	(2.6)	(0.1)
\\ Customer Funds Net of Reserve Requirements	**752,543**	**744,001**	**716,015**	**1.1**	**5.1**
Borrowings and Onlending	46,977	48,751	51,123	(3.6)	(8.1)
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	85,298	88,289	88,401	(3.4)	(3.5)
\\ Total Funding (A)	**884,817**	**881,042**	**855,540**	**0.4**	**3.4**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**783,095**	**771,056**	**781,455**	**1.6**	**0.2**
\\ B / A	**88.5%**	**87.5%**	**91.3%**	**1.0 p.p.**	**(2.8) p.p.**

(1) It considers: Demand Deposits, Sundry Floating, Saving Deposits, Interbank Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates).

loan portfolio

expanded portfolio

R$889.9 bi

△ 1.4% q/q △ 1.2% y/y

individuals

△1.9% q/q

△2.0% y/y

companies

△1.1% q/q

△0.7% y/y

SMEs

△2.3% q/q ▽1.2% y/y

large corporate

△0.5% q/q △1.6% y/y

highlights

rural loans | individuals
△8.2% q/q △17.1% y/y

personal loans | individuals
△10.1% q/q △1.8% y/y

payroll-deductible loans | individuals
△2.1% q/q △4.5% y/y

real estate financing | individuals
△1.8% q/q △5.8% y/y

real estate financing | companies
△3.1% q/q △19.7% y/y

Bacen Portfolio vs. Expanded Portfolio

R$ million	Mar24	Dec23	Mar23	Variation % Quartely	Variation % 12 months
Individuals	366,987	360,268	361,838	1.9	1.4
Companies	269,260	266,973	280,436	0.9	(4.0)
\\ Loan Portfolio - Bacen	**636,247**	**627,240**	**642,274**	**1.4**	**(0.9)**
Sureties and Guarantees	106,823	106,229	97,828	0.6	9.2
Securities (1)	99,251	97,773	98,213	1.5	1.1
Other	47,597	46,043	40,969	3.4	16.2
\\ Expanded Loan Portfolio	**889,918**	**877,285**	**879,283**	**1.4**	**1.2**
\\ Companies	**517,362**	**511,844**	**513,972**	**1.1**	**0.7**
Large Corporates	345,659	343,997	340,096	0.5	1.6
Micro, Small and Medium-Sized Enterprises	171,703	167,847	173,876	2.3	(1.2)
\\ Individuals	**372,556**	**365,442**	**365,312**	**1.9**	**2.0**
			Without exchange variation	**1.2**	**1.3**

(1) Includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund).

Increase in the Expanded Portfolio in the quarter in all segments, highlighting the products Personal Loans and Foreign Trade Financing that grew 2 digits. In the year, growth is focused on operations with Individuals and Large Corporates. The SMEs segment continues to improve the quality of its portfolio gradually, including with growth in the net interest income. It is also important to mention the higher positioning in the year for products with guarantees, which continue to gain participation in the mix.

Changes in Expanded Loan Portfolio

R$ million



877,285
7,115
3,856
1,662
889,918
56%
31%
Representativeness
13%
Dec23
Individuals
SMEs
Large Corporates
Mar24

R$31 bi of **credits released** in 1Q24 through digital channels, with emphasis on payroll-deductible loans.

(Total of R$78 billion in credits released in 1Q24).

loan portfolio

Expanded Loan Portfolio by Client Profile, Product and Currency

R$ million	Mar24	Dec23	Mar23	Variation % Quarter	Variation % 12 months
\\ Individuals	**372,556**	**365,442**	**365,312**	**1.9**	**2.0**
Consumer Financing	**254,829**	**250,370**	**254,769**	**1.8**	**-**
Payroll-deductible Loans	93,727	91,838	89,725	2.1	4.5
Credit Card	69,012	71,928	72,294	(4.1)	(4.5)
Personal Loans	58,993	53,578	57,974	10.1	1.8
CDC/Vehicle Leasing	33,097	33,025	34,776	0.2	(4.8)
Real Estate Financing	**91,038**	**89,399**	**86,061**	**1.8**	**5.8**
Other Products	**26,689**	**25,673**	**24,481**	**4.0**	**9.0**
Rural Loans	18,097	16,726	15,460	8.2	17.1
Other	8,592	8,947	9,021	(4.0)	(4.8)
\\ Companies	**517,362**	**511,844**	**513,972**	**1.1**	**0.7**
Working Capital	127,207	130,528	141,782	(2.5)	(10.3)
Foreign Trade Finance	43,506	36,875	46,615	18.0	(6.7)
Real Estate Financing	25,305	24,538	21,147	3.1	19.7
BNDES/Finame Onlendings	15,136	16,771	16,208	(9.7)	(6.6)
CDC/Leasing	27,703	27,331	27,128	1.4	2.1
Rural Loans	32,504	34,610	23,987	(6.1)	35.5
Sureties and Guarantees	106,236	105,247	97,236	0.9	9.3
Securities	99,251	97,773	98,213	1.5	1.1
Other	40,513	38,172	41,656	6.1	(2.7)
\\ Expanded Loan Portfolio	**889,918**	**877,285**	**879,283**	**1.4**	**1.2**
Real	821,193	814,517	822,749	0.8	(0.2)
Foreign Currency	68,725	62,768	56,534	9.5	21.6

Portfolio Mix


%
42.4
19.7
37.9
39.8
20.7
39.5
39.8
19.8
40.4
39.2
19.1
41.7
38.8
19.3
41.9
2020
2021
2022
2023
Mar24
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

Product Mix Companies


Mar24
Working Capital
25%
Sureties and Guarantees
21%
Securities
19%
Foreign Trade Finance
8%
Rural Loans
6%
Other
21%

loan portfolio

Real Estate Financing

Portfolio

R$ billion



▲ 8.5%
107.2
108.7
111.3
113.9
116.3
21.1
22.2
23.4
24.5
25.3
86.1
86.5
87.9
89.4
91.0
Mar23
June
Sept
Dec
Mar24
Individuals
Companies

Origination

R$ million



▲ 13.7%
6,060
4,307
5,889
7,795
6,889
2,009
1,734
2,472
3,980
2,266
4,050
2,573
3,416
3,815
4,623
1Q23
2Q
3Q
4Q
1Q24
Borrower
Builder

Profile of the Individual Portfolio – Origination 1Q24

Average term: **357 Months**

R$760 Thousand	**R$471 Thousand**	**62.0%**	**51.2%**
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)

Units Financed



▲ 0.2%
15,092
10,586
12,720
18,971
15,116
6,572
4,736
5,569
10,892
6,523
8,520
5,850
7,151
8,079
8,593
1Q23
2Q
3Q
4Q
1Q24
Borrower
Builder

Payroll-Deductible Loans

Portfolio

%



60.7
61.4
62.0
63.2
61.4
R$ billion
89.7
89.8
90.5
91.8
93.7
88.6
91.1
46.9
50.2
54.3
58.4
61.9
41.7
38.7
35.2
32.0
29.2
11.5
11.1
10.5
9.6
8.9
Mar23
June
Sept
Dec
Mar24
Digital Channels %
Branches Network %
Correspondent %
Payroll-deductible Loans / Personal Loans + Payroll-deductible Loans

Distribution of the Portfolio by Sector

%



49.5
50.6
50.6
5.3
5.2
5.0
45.2
44.2
44.4
Mar23
Dec23
Mar24
Public Sector
Private Sector
Social Security National Institute (INSS)

Consigned Market Share | **14.5%**

16.5%	**11.5%**	**13.5%**
Social Security	Private	Public

Reference date: Feb24.

The portfolio continues to grow, mainly in the public sector. Much of this growth is originated by operations carried out in digital channels, whose portfolio balance evolved 38% in 12 months, representing about 62% of the total portfolio.

loan portfolio

Vehicle Financing



Portfolio
R$ billion
62.7
60.9
60.6
60.9
61.5
27.5
27.0
27.2
27.6
28.0
35.1
33.9
33.4
33.3
33.4
Mar23
June
Sept
Dec
Mar24
Individuals
Companies



Distribution of the Portfolio by Product
%
1.4
7.4
Mar24
91.2
CDC Portfolio
Leasing Portfolio
Finame Portfolio

Expanded Loan Portfolio Distribution | By Economic Sector

R$ million	Mar24	%	Dec23	%	Mar23	%
\\ Economic Sector						
\\ Public Sector	**13,681**	**1.5**	**14,385**	**1.6**	**13,436**	**1.5**
Petrol, Derived and aggregated activities	5,888	0.7	6,545	0.7	7,250	0.8
Production and Distribution of Electricity	7,668	0.9	7,730	0.9	5,443	0.6
Other sectors	125	-	110	-	743	0.1
\\ Private Sector	**876,237**	**98.5**	**862,900**	**98.4**	**865,847**	**98.5**
Companies	**503,681**	**56.6**	**497,458**	**56.7**	**500,535**	**56.9**
Services	104,327	11.7	103,844	11.8	99,325	11.3
Retail	44,961	5.1	47,440	5.4	52,725	6.0
Transportation and Concession	41,770	4.7	44,126	5.0	38,071	4.3
Real estate and Construction Activities	32,154	3.6	31,467	3.6	32,662	3.7
Wholesale	25,101	2.8	22,967	2.6	26,923	3.1
Food products	20,448	2.3	19,487	2.2	23,213	2.6
Automotive	10,954	1.2	10,364	1.2	12,327	1.4
Other Sectors	223,966	25.2	217,763	24.8	215,289	24.5
Individuals	**372,556**	**41.9**	**365,442**	**41.7**	**365,312**	**41.5**
\\ Total	**889,918**	**100.0**	**877,285**	**100.0**	**879,283**	**100.0**

loan portfolio

Portfolio by Debtors

Diversification strategy, with no relevant concentrations.



%
29.3
29.9
30.5
27.6
26.9
22.9
23.4
24.1
21.5
21.0
14.6
14.8
15.2
13.2
13.0
9.6
10.0
10.1
8.7
8.4
1.4
1.5
1.6
1.4
1.5
Mar23
June
Sept
Dec
Mar24
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Flow of Salaries (1)

%	Mar24	Dec23	Mar23
1 to 30 days	11.8	12.1	11.5
31 to 60 days	6.0	6.3	7.4
61 to 90 days	5.5	5.5	6.0
91 to 180 days	10.9	10.2	11.1
\\ Short-Term	**34.2**	**34.1**	**35.9**
181 to 360 days	14.1	14.4	14.3
Over 360 days	51.7	51.5	49.8
\\ Medium / Long-Term	**65.8**	**65.9**	**64.1**

(1) Only normal course operations of the Bacen Portfolio.

Changes in Expanded Loan Portfolio by Rating

As a consequence of the process of loan concession and improving new crops, **98% of the new operations** in 12 months were classified in the AA-C ratings, noting that, currently, more than **90% of our operations** are classified in these risk ranges.

Changes in Expanded Loan Portfolio by Rating between March 2023 and 2024	Total Credit on March 2024		New Customers between April 2023 and March 2024	
Rating	R$ million	%	R$ million	%
AA - C	802,596	90.2%	63,407	98.0%
D	19,694	2.2%	334	0.5%
E - H	67,628	7.6%	966	1.5%
\\ Total	**889,918**	**100.0%**	**64,707**	**100.0%**

Opening of the Expanded Portfolio by Rating and Client Size (In %)

Customer Profile	Mar24			Dec23			Mar23		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	93.7	1.5	4.8	92.9	1.7	5.3	93.0	0.3	6.7
Micro, Small and Medium-Sized Enterprises	87.3	2.2	10.5	86.2	2.3	11.4	86.0	3.3	10.7
Individuals	88.3	2.8	8.9	87.6	2.7	9.7	86.0	4.2	9.8
\\ Total	**90.2**	**2.2**	**7.6**	**89.4**	**2.3**	**8.3**	**88.7**	**2.5**	**8.8**

expenses with expanded ALL

R$ million	1Q24	4Q23	1Q23	Variation % 1Q24 x 4Q23	Variation % 1Q24 x 1Q23
ALL Expenses	(8,435)	(9,156)	(9,726)	(7.9)	(13.3)
Income from Credit Recovery	1,288	1,413	930	(8.8)	38.5
Impairment of Financial Assets	(25)	(1,742)	(281)	(98.6)	(91.1)
Granted Discounts / Other [1]	(639)	(1,039)	(440)	(38.5)	45.2
\\ Expanded ALL	**(7,811)**	**(10,524)**	**(9,517)**	**(25.8)**	**(17.9)**

(1) Includes the result with BNDU, provision for sureties and guarantees and other.

Expanded ALL / Expanded Loan Portfolio



%
4.3
4.8
4.2
4.8
3.5
Expanded ALL
R$ billion
9.5
10.3
9.2
10.5
7.8
1Q23
2Q
3Q
4Q
1Q24
Expanded PDD (Expense)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

Improvement of the quality of the crops

Product Mix

Efficiency in the collection

ALL - Retail



R$ billion
▽13.7% (q/q)
▽22.3% (y/y)
9.4
10.1
8.8
8.5
7.3
1Q23
2Q
3Q
4Q
1Q24

The reduction of the Expanded ALL in the periods reflects the best quality of the new crops in the retail operations (Individual and Companies), in line with the actions of credits implemented, greater collection efficiency, lower expenses whit discounts granted and reduction in provisions in the wholesale segment. In retail of companies there was an improvement in the quality of the new crops.

loan indicators

Delinquency Ratios

Total ratio over 15 to 90 days

improvement of 0.5 p.p. y/y

Total ratio over 90 days

improvement of 0.3 p.p. y/y

Improvement of the indicator over 90 days in all segments for the third consecutive quarter, highlighting the reduction in the segments of Individuals and Micro, Small and Medium Enterprises, in line with the quality of new crops that tend to present a lower level of delinquency.

The delinquency between 15 to 90 days showed a reduction in the annual comparison and stability in the quarter. In Individuals, the increase in the indicator is impacted mainly by the seasonality of the period.

15 to 90 days - %



4.9 4.9 4.9 5.2 5.5 5.3 5.1 4.9 5.2
3.8 3.9 3.8 4.9 5.1 4.9 4.5 4.6 4.4
3.6 3.6 3.6 4.1 4.6 4.4 4.1 4.1 4.1
0.2 - 0.1 0.1 1.4 1.3 0.5 1.3 0.4
Mar22 June Sept Dec Mar23 June Sept Dec Mar24
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Over 90 days - %



4.4 4.8 5.1 5.5 6.3 6.7 6.6 5.9 5.5
3.6 3.9 4.5 5.3 6.2 7.0 7.2 6.8 6.4
3.2 3.5 3.9 4.3 5.1 5.7(1) 5.6(1) 5.1(1) 4.8(1)
0.1 0.1 0.1 0.1 0.2 0.7(2) 0.6(2) 0.6(2) 0.6(2)
Mar22 June Sept Dec Mar23 June Sept Dec Mar24
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Considering Large Corporate Client 100% provisioned: **(1)** 5.9%, 6.1%; 5.2% and 5.0%; and **(2)** 1.9%, 3.2%; 1.1%; and 1.5%.

Renegotiated portfolio

Our renegotiated portfolio reduced by 1% in the quarter, representing 6.1% of the Bacen portfolio. We maintain the robust levels of provision for this portfolio, since the existing provision represents 2.4 times the total past due receivables over 90 days in this portfolio.

Evolution of the balance of the Portfolio

R$ billion



30.3 36.4 38.0 39.0 39.1 38.8
4.5 4.6 4.2 4.3 4.2 4.2
25.8 31.8 33.8 34.7 34.9 34.6
Mar22 Mar23 June Sept Dec Mar24
Originated from portfolio in write-off
Originated from active portfolio

Renegotiated Portfolio / Bacen Portfolio

%



4.9 5.0 5.1 5.2 5.7 6.1 6.2 6.2 6.1
Mar22 June Sept Dec Mar23 June Sept Dec Mar24

Provision (ALL) / Renegotiated Portfolio

%



62.3 62.7 62.5 63.3 63.3 61.6 62.0 60.2 61.8
Mar22 June Sept Dec Mar23 June Sept Dec Mar24
2.4x

Delinquency ratio over 90 days | Renegotiated Portfolio

%



18.7 18.2 19.8 21.6 23.1 23.7 23.5 22.9 25.3
Mar22 June Sept Dec Mar23 June Sept Dec Mar24

loan indicators

Coverage Ratios and Provision

Coverage Ratio - %


384
327
298
310
278
244
239
264
260
235
218
201
204
182
164
155
165
164
105
101
98
105
99
92
87
86
85
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Mar24
Coverage Ratio over 90 Days - Excluding operations 100% provisioned
Coverage Ratio over 90 Days
Total ALL / Portfolio Overdue for over 90 Days + Renegotiation

Portfolio in Arrears


R$ million
24,904
27,648
30,108
34,269
40,351
43,511
43,710
38,241
37,631
20,031
22,366
25,076
28,277
32,906
36,773
38,109
32,597
31,546
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Mar24
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

Composition of the Provision


%
7.6
7.7
7.8
8.8
9.3
9.6
9.4
8.6
8.1
R$ million
47,149
48,790
50,334
57,741
60,032
60,196
59,137
53,901
51,643
9,390
8,749
9,743
11,081
9,397
7,013 *
5,683
5,774
6,175
20,373
21,309
19,799
22,809
21,880
20,728
19,275
17,740
16,372
17,386
18,732
20,792
23,850
28,756
32,455
34,179
30,387
29,097
Expected Losses
Incurred Losses
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Mar24
Specific
Generic
Complementary
Total Provision - in relation to the portfolio

* In June 2023, the provision of a Large Corporate client, 100% provisioned in December 2022, was moved from supplementary provision to specific provision.

NPL Creation | 90 Days vs. Write-offs

The NPL Creation in relation to the portfolio showed an improvement of 0.5 p.p. compared to 1Q23, with a reduction in all segments, highlighting the lowest generation of default in 25.2% in the Individual portfolio and 26.5% in SMEs. In the last four quarters, our average level of provision (gross ALL) for new defaults was 99%.


NPL Creation
R$ million
81%
90%
92%
114%
98%
1.9%
1.8%
1.6%
1.3%
1.4%
11,995
11,571 (1)
9,987 (2)
8,066 (3)
8,643 (4)
7,661
7,235
6,473
5,059
5,732
3,886
3,615
3,325
2,895
2,856
448
722
189
112
55
1Q23
2Q
3Q
4Q
1Q24
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals
NPL Creation / Bacen Portfolio
Gross ALL Expenses /NPL Creation - 90 days

With Large Corporate client 100% provisioned: **(1)** R$13.0 bi; **(2)** R$11.7 bi; **(3)** R$8.6 bi; and **(4)** R$9.7 bi.

N.B.: There were no active portfolio loan transfers in the quarter.


Write-offs
R$ million
7,366
9,134
10,314
14,092
10,743
4,524
6,066
6,970
7,305
6,836
2,536
2,849
3,127
3,541
3,317
306
218
216
3,245
589
1Q23
2Q
3Q
4Q
1Q24
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

fee and commission income

R$ million	1Q24	4Q23	1Q23	Variation % 1Q24 x 4Q23	Variation % 1Q24 x 1Q23
Card Income	3,718	3,802	3,620	(2.2)	2.7
Checking Account	1,670	1,659	1,848	0.7	(9.6)
Asset Management	813	820	780	(0.9)	4.2
Consortia	648	607	570	6.8	13.7
Loans Operations	606	594	549	2.0	10.4
Collections and Payments	504	511	559	(1.4)	(9.8)
Custody and Brokerage Services	342	344	340	(0.6)	0.6
Capital Market / Financial Advisory Services	205	305	145	(32.8)	41.4
Other	355	386	335	(8.0)	6.0
\\ Total	**8,861**	**9,028**	**8,746**	**(1.8)**	**1.3**
\\ Business Days	**61**	**61**	**63**	**-**	**(2)**

Card Income

The amount transacted on credit cards surpassed the R$80.5 billion mark, and revenues rose 2.7% in 12 months, representing more than 40% of total service provision. Of total revenues, 46% comes from high-income cards, with an increase of 11% in 12 months, reflecting the strategy to strengthen this area.

Volume Traded - Credit Cards

R$ million



79,779
78,810
80,170
79,601
80,522
1Q23
2Q
3Q
4Q
1Q24

Checking Account

Maintenance of revenue in the quarter and reduction in the year, according to the strategy of portfolio adequacy to the client profile, aiming increasingly to offer the best services and solutions to our more than 38.3 million checking account holders.

Checking Account Holders

In million



38.3
38.3
38.3
38.1
38.3
1Q23
2Q
3Q
4Q
1Q24

Loans Operations

Growth in the periods reflects the highest levels of production, mainly in operations with Companies and higher revenues with commissions on guarantees provided (sureties and guarantees).

Asset Management

Increase in revenues in the annual comparison (1Q24 vs. 1Q23), with evolution of the net funding in the quarter in several business lines. This performance reflects our efforts in adding value to clients by strengthening the team of specialists able to provide consulting and offer appropriate products, creating strategic partnerships and capturing market opportunities. In the quarterly comparison, the revenue remained stable, even in face of the highest performance revenues in the previous quarter.

For the third consecutive time, we were recognized as Best Bank to Invest with. (IstoÉ Dinheiro Magazine).

Market Share 16.3%

Investments Funds and Managed Portfolios

R$ billion



▲ 10%
1,107
1,129
1,156
1,193
1,214
Mar23
June
Sept
Dec
Mar24



fee and commission income

Market Share
Auto 25.1% | Real Estate 14.0%

Number of Outstanding Consortium Quotas



In thousands
1,533
1,497
1,525
1,531
1,531
1,127
1,100
1,125
1,139
1,134
156
150
153
149
149
251
247
247
243
248
1Q23
2Q
3Q
4Q
1Q24
Real Estate
Trucks
Auto

Consortia

Increase in revenues in the quarterly and annual comparison, and maintenance in the amount of active quotas, emphasizing the leadership in the segments of real estate and personal property.

Key highlights of 1Q24:

- More than 56 thousand quotas contemplated (R$3.6 billion concessions in letter of credit);
- Agro Bradesco Consortium had revenues of more than R$500 million in 1Q24, a growth of 60% vs. 1Q23; and
- Income from digital sales grew more than 32% compared to 1Q23.

Capital Market / Financial Advisory Services

The quarter results reflect efforts in capturing business opportunities in the capital market in all segments. We advised in 104 operations in 1Q24, totaling R$114 billion in volume of transactions. Below are the main highlights by segment:

Fixed Income: Advisory services and structuring of 97 transactions with a volume of R$103 billion.

Variable Income: Coordination and distribution of two operations with a volume of R$3 billion.

Mergers and Acquisitions: Advisory services in five transactions, totaling R$8 billion.

Custody - In the 1Q24, we registered over R$2.3 trillion of assets under custody, a growth of 11% in 12 months.

Assets under Custody



R$ billion
▲ 11%
2,119
2,188
2,227
2,337
2,351
1Q23
2Q
3Q
4Q
1Q24

operating expenses

The strategy of adapting our cost of serving has presented positive results that led us to a variation of 4.4% in 12 months, below the guidance floor, even considering our largest investments in technology, development and infrastructure that impact depreciation and amortization expenses.

R$ million	1Q24	4Q23	1Q23	Variation % 1Q24 x 4Q23	Variation % 1Q24 x 1Q23
\\ Personnel Expenses	**(6,368)**	**(6,516)**	**(6,031)**	**(2.3)**	**5.6**
Payroll, Social Charges, Benefits and Training	(5,338)	(5,407)	(4,941)	(1.3)	8.0
Management and Employee Profit Sharing	(617)	(717)	(711)	(13.9)	(13.2)
Terminations Costs and Provision for Labor Claims	(413)	(392)	(379)	5.4	9.0
Total Administrative Expenses	**(5,483)**	**(5,972)**	**(5,418)**	**(8.2)**	**1.2**
Administrative Expenses	**(4,369)**	**(4,884)**	**(4,383)**	**(10.5)**	**(0.3)**
Outsourced Services	(1,276)	(1,518)	(1,285)	(15.9)	(0.7)
Data Processing and Communication	(979)	(980)	(1,060)	(0.1)	(7.6)
Facilities[(1)]	(669)	(696)	(653)	(3.9)	2.5
Financial System Services	(305)	(327)	(288)	(6.7)	5.9
Advertising and Marketing	(334)	(542)	(287)	(38.4)	16.4
Transportation	(192)	(201)	(196)	(4.5)	(2.0)
Other [(2)]	(614)	(620)	(614)	(1.0)	-
Depreciation and Amortization	**(1,114)**	**(1,088)**	**(1,035)**	**2.4**	**7.6**
\\ Other Operating Expenses Net of Revenue	**(1,509)**	**(2,447)**	**(1,344)**	**(38.3)**	**12.3**
Expenses with Marketing of Cards	(530)	(616)	(469)	(14.0)	13.0
Civil and Tax Contingencies	(583)	(835)	154	(30.2)	-
Claims	(122)	(182)	(153)	(33.0)	(20.3)
Other	(274)	(814)	(876)	(66.3)	(68.7)
\\ Total Operating Expenses	**(13,360)**	**(14,935)**	**(12,793)**	**(10.5)**	**4.4**

(1) Contemplates Asset Maintenance and Rentals; and **(2)** Includes Water, Electricity and Gas, Travels and Materials.

85.6 thousand employees

Personnel Expenses – Reduction in the quarter, due to the seasonality at the beginning of the year as well as the movement of staff in the periods. In 12 months, the increase is a reflection of the effect of the collective bargaining agreement, with a readjustment of 4.58% on the wages and benefits from September 2023.

There was a reduction of 588 employees in the quarter, already including reinforcements in our team of investment and development and technology experts.

Administrative Expenses – Administrative expenses showed a performance below the inflation for the period, reflecting our strict control of expenses and efficiency gains that can be observed in almost all lines, highlighting third-party services and data processing, as well as the initial capture of part of the effects of our optimization strategy of cost to serving, with lower expenses with facilities, transport, security and surveillance, and rentals. It is worth noting that among the strategic movements of review of our footprint, we are advancing in the expansion of our branches, companies & businesses, focused on the companies public with revenues of up to R$50 million, which have exclusive service, efficient and specialized with more agility in the provision of products and services, aiming at operational efficiency and more profitable businesses. In total, 122 units have already been inaugurated, with presence throughout Brazil, and 60% of our selected client base are already served in this model.



Branches / Business Units / Service Centers
8,317
7,773
7,527
7,477
7,388
7,173
4,396
4,119
4,009
3,958
3,873
3,667
973
799
731
765
820
802
2,948
2,855
2,787
2,754
2,695
2,704
Mar22
Mar23
June
Sept
Dec
Mar24
Branches
Business Units
Service Centers

Other Operating Expenses, Net of Income – The variations in the quarters reflect mainly the movements in civil and fiscal contingencies, lower expenses with card commercialization in the quarter and lower expenses with operational provisions, observed both in financial activities and in insurance activities.

dynamics of the insurance business

1Q24

Net Income
R$ **2.0** billion
+10.2% y/y

ROAE
19.8%

Revenues from Insurance Premiums, Social Security Contributions and Capitalization Revenues
R$ **28** billion
+11.8% y/y

Grupo Bradesco Seguros registered an 11.8% increase in revenues from insurance premiums, social security contributions and capitalization revenues in 1Q24, compared to the same period in 2023, totaling R$28 billion. The net income reached R$2.0 billion (+10.2% vs. 1Q23), with an ROAE evolution from 18.2% to 19.8%.

The evolution of revenues from insurance premiums, social security contributions and capitalization revenues and the improvement of the claims ratio and marketing indexes contributed to the advancement of the income of operations, which reached R$4.0 billion in the quarter (+8.9% vs. 1Q23).

The Group's technical provisions grew by 11.9%, reaching R$372.7 billion, with emphasis on the Social Security, Life and Health lines. Financial assets evolved 11.3% to R$392.6 billion. In compensation and benefits, R$13.1 billion was paid in 1Q24 (+6.2% vs. 1Q23).

The company intensified its focus on efficiency, process improvement, expense management across all lines of business and the use of new tools to improve client and broker journeys. In the first quarter, earnings from premiums, social security contributions and capitalization revenues of products marketed by self-contracting in digital channels reached R$1.3 billion, reaching 1.1 million items, with a growth of 43.5% in the amount of business.

Among the companies that are part of the Group, Bradesco Saúde conquered, for the fourth consecutive year, the first place in the category Health Plan of the research "The Most Beloved of Rio" of the Veja Rio magazine, in partnership with technology company Mind Miners. With a case related to the use of artificial intelligence and facial biometrics in Bradesco Saúde's repayment requests, the Group was elected one of the 100 most innovative companies in the use of Information Technology in the annual evaluation.

Bradesco Vida e Previdência has continued to invest in the increase in the activation of market brokers that work with personal insurance and private pension, a number that approached six thousand in the last 12 months, with consistent growth, quarter on quarter.

As for longevity, a field in which it is a pioneer and reference, Bradesco Vida e Previdência launched the Familiaridades portal, which aims to stimulate the exchange of intergenerational experiences in Brazilian families, seeking to contribute to the formation and future of children and adolescents. The portal conquered the traditional Best Marketing Award.

In terms of products, the three new life insurance launches in November 2023 reached more than R$500 million in earned premiums in the first quarter, representing approximately 30% of the Group's new life insurance sales.

In private pension, it is important to highlight the continuity of satisfactory performance in net fundraising, which exceeded R$1 billion in the first quarter.

In the Auto Insurance segment, to optimize the customer experience, Bradesco Seguros launched the Sinistro Auto Conectado (SAC), a more strategic and proactive new model in which 100% of the car insurance claims can be conducted online. Technology with humanization in service throughout the process stages will allow a better adaptation to the needs of the client.

In Property & Casualty, the company launched the "Bradesco Pré-Formatado Equipamento Agro", a product aimed at protecting agricultural equipment exclusively for bank clients.

Bradesco Capitalização innovated by launching Max Prêmios Instantâneos, a journey that allows the client to win awards immediately: when purchasing the product in the Bradesco App, it receives a digital card to "scratch" and know immediately if they won. The product also provides the possibility to compete for weekly and special prizes, as well as access to exclusive discounts and cashbacks through the Max Club portal.

R$ million	1Q24	4Q23	1Q23	Variation % 1Q24 x 4Q23	Variation % 1Q24 x 1Q23
\\ Income Statement					
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	16,207	16,281	15,046	(0.5)	7.7
Retained Claims	(11,626)	(11,549)	(11,076)	0.7	5.0
Capitalization Bond Draws and Redemptions	(1,387)	(1,378)	(1,361)	0.6	1.9
Selling Expenses	(1,007)	(814)	(963)	23.7	4.6
Financial Results	1,810	2,204	2,023	(17.9)	(10.5)
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**3,997**	**4,745**	**3,669**	**(15.8)**	**8.9**
Fee and Commission Income	455	442	436	2.9	4.3
Personnel Expenses	(538)	(556)	(487)	(3.2)	10.5
Other Administrative Expenses	(510)	(555)	(436)	(8.1)	16.9
Others	(108)	(220)	(256)	(50.9)	(57.8)
\\ Operating Income	**3,296**	**3,856**	**2,926**	**(14.5)**	**12.6**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,346)	(1,370)	(1,155)	(1.7)	16.5
\\ Recurring Net Income	**1,950**	**2,486**	**1,770**	**(21.6)**	**10.2**
Life and Pension Plans	1,142	1,412	1,085	(19.1)	5.2
Health	320	307	110	4.2	191.9
Capitalization Bonds	180	186	179	(3.1)	0.9
Property & Casualty and Others	308	580	397	(46.9)	(22.3)
\\ Selected Asset Data					
Total Assets	422,519	410,665	381,342	2.9	10.8
Securities	392,643	381,323	352,628	3.0	11.3
Technical Provisions	372,673	360,803	332,905	3.3	11.9
Shareholder's Equity (1)	36,662	40,418	33,709	(9.3)	8.8

(1) In March 2024, the shareholders' equity of regulated companies (Insurance, Pension plans and Capitalization bonds) totaled R$23,840 million.
Note: The minimum capital required (MCR) totaled R$13.5 billion in March 2024.

Income from insurance operations at high levels, with a growth of 8.9% vs. 1Q23


Net Income and ROAE
%
18.9
18.2
24.5
23.9
24.8
19.8
R$ million
1,601
1,770
2,372
2,354
2,486
1,950
524
568
323
186
1,085
397
110
179
1,494
486
243
150
1,301
606
262
186
1,412
580
307
186
1,142
308
320
180
1Q22
1Q23
2Q
3Q
4Q
1Q24
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quartely

In the first quarter of 2024, the income from Insurance, Pension plans and Capitalization operations, in comparison with the same period in 2023, showed a growth of 8.9%, a result from the evolution of 11.8% in revenues from insurance premiums, social security contributions and capitalization revenues and the improvement of the claims ratio and marketing index.

Performance 1Q24 vs. 1Q23	Revenues	Claims	Marketing Index	Financial Results
Life and Pension Plans	△	△	▽	▽
Health	△	▽	▽	▽
Capitalization Bonds	△	-	-	▽
Property & Casualty and Others	▽	▽	△	△

We also highlight the increase in the commercialization of products using the features available in the digital channels, whose revenues from insurance premiums, social security contributions and capitalization revenues in 1Q24 surpassed R$1.3 billion.

revenues from insurance premiums, social security contributions and capitalization revenues and operating income from insurance

Revenues From Premium, Pension Contributions and Capitalization Revenues – Revenue and Administrative Efficiency Ratio



%
3.7
3.7
3.5
3.6
3.7
4.1
3.7
3.8
3.7
R$ million
22,114
23,645
25,149
24,495
24,997
25,463
28,165
27,999
27,951
10,598
1,717
1,593
8,206
11,416
2,086
1,569
8,574
11,870
2,429
1,719
9,131
11,168
2,312
1,488
9,527
11,338
2,135
1,574
9,949
11,380
2,410
1,451
10,222
13,422
2,501
1,656
10,585
13,153
2,286
1,574
10,986
13,169
2,097
1,582
11,103
1Q22
2Q
3Q
4Q
1Q23
2Q
3Q
4Q
1Q24
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Capitalization Bonds
Health
Administrative Efficiency Ratio

Retained Claims



%
79.7
80.9
80.5
80.2
82.1
81.1
80.9
80.3
78.4
R$ million
8,791
19,048
29,050
39,417
11,076
22,166
33,721
45,269
11,626
3M22
6M22
9M22
12M22
3M23
6M23
9M23
12M23
3M24
Retained Claims
Claims

Income From Insurance, Pension Plans and Capitalization Bonds



R$ million
3,286
1,639
1,647
3,707
1,959
1,748
3,469
1,460
2,009
4,300
2,241
2,059
3,669
2,023
1,646
4,841
2,074
2,767
4,624
1,744
2,880
4,745
2,204
2,541
3,997
1,810
2,187
1Q22
2Q
3Q
4Q
1Q23
2Q
3Q
4Q
1Q24
Operating Income
Financial Result

A 11.8% growth in revenues from premiums, social security contributions and capitalization revenues and the improvement of the claims ratio and marketing index contributed to the evolution of the income of the operations in the annual comparison.

technical provisions and insurance activity indicators

Technical Provisions

The technical provisions totaled R$372.7 billion in March 2024, an increase of 11.9% in 12 months and 3.3% in the quarter, with greater provisions in the "Health", "Life" and "Pension" segments.


R$ million
301,001
307,819
316,560
324,024
332,905
340,542
349,569
360,803
372,673
271,918
277,831
286,047
292,954
300,734
308,090
316,949
327,498
338,282
15,254
15,598
15,477
15,599
16,572
16,609
16,570
17,174
18,354
8,583
8,803
8,949
9,134
9,163
9,154
9,121
9,200
9,232
5,246
5,587
6,087
6,336
6,435
6,689
6,930
6,931
6,805
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Mar24
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

Performance Ratios – Combined Ratio / Claims Ratio / Marketing Index


Combined Ratio
%
90.5
91.2
89.2
91.8
93.0
91.2
91.3
89.4
89.1
101.4
102.7
101.3
103.5
104.5
101.3
103.0
99.9
100.2
100.2
96.4
90.9
91.1
95.4
93.5
90.1
90.3
95.1
55.8
60.9
55.1
62.8
59.5
63.3
62.4
58.5
54.8
1Q22
2Q
3Q
4Q
1Q23
2Q
3Q
4Q
1Q24
Life
Health
Auto/P&C
Total (1)

(1) Excluding additional reserves.


Claims Ratio
%
82.1
80.2
80.5
78.5
78.4
94.6
91.5
92.4
89.8
89.7
58.7
59.4
57.3
53.2
55.3
42.2
41.3
43.4
42.1
38.9
38.4
36.8
29.1
33.9
35.0
1Q23
2Q
3Q
4Q
1Q24
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total


Marketing Index
%
7.1
7.0
6.8
6.6
6.7
19.1
19.7
18.9
19.1
19.3
16.3
16.3
16.4
16.2
15.9
14.8
14.8
14.9
15.1
14.8
4.1
4.0
3.7
3.6
3.8
1Q23
2Q
3Q
4Q
1Q24
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

insurance | additional information

Number of Contracts by Type of Risk – Life, Personal Accidents, Loss of Income and Proposals for Pension Plans



In thousand
34,585
2,943
31,642
30,838
2,948
27,890
29,642
2,971
26,671
28,264
2,996
25,268
27,691
3,031
24,660
Mar23
June
Sept
Dec
Mar24
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

Number of Bradesco Saúde and Mediservice Policyholders and Bradesco Saúde Operadora de Planos



In thousand
3,999
111
3,888
3,892
111
3,781
3,871
110
3,761
3,856
108
3,748
3,755
107
3,648
Mar23
June
Sept
Dec
Mar24
Company Health Plans
Individual Health Plans

Number of Auto/P&C Policyholders



In thousand
3,042
1,532
1,510
3,030
1,507
1,523
3,003
1,492
1,511
3,031
1,546
1,485
2,972
1,523
1,449
Mar23
June
Sept
Dec
Mar24
Auto/Optional Third-Party Liability
P&C

Number of Clients (Capitalization Bonds)



In thousand
3,188
3,154
3,146
3,133
3,179
Mar23
June
Sept
Dec
Mar24

basel

15.4% +0.3 p.p. y/y

Basel Ratio

Tier I Capital
12.7%
+0.2 p.p. y/y

Common Equity Ratio
11.2%
+0.1 p.p. y/y

Tier I capital improvement in the 12-month comparison, mainly by the internal generation of capital (net income), which absorbed the effects of interest on own capital and prudential adjustments.

Changes in the Tier I Ratio in the quarter



%
Limits since April, 2022(1)
9.50% Tier 1
8.00% Common Equity
12.6
1.5
11.1
1.6
0.1
(1.2)
(0.3)
12.7
1.5
11.2
Mar23
Net Income
MTM of Securities - Equity Valuation Adjustments
Interest on Shareholders' Equity
Effects of Prudential Adjustments and Additional Capital
Mar24
Common Equity
Additional Capital

(1) They refer to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capitals are 9.5% for tier I capital and 8.0% for the common equity.



%
15.7
15.6
15.8
14.8
15.1
15.5
16.0
15.8
15.4
13.7
13.3
13.6
12.4
12.6
12.9
13.4
13.2
12.7
1.2
1.4
1.5
1.5
1.5
1.5
1.6
1.6
1.5
12.5
11.9
12.1
11.0
11.1
11.4
11.8
11.7
11.2
2.0
2.3
2.2
2.4
2.5
2.7
2.5
2.6
2.6
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Mar24
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

indicators, guidance & economic perspectives

	1Q24	4Q23	1Q23
\\ Main Indicators (%)			
Interbank Deposit Certificate (CDI)	2.62	2.83	3.25
Ibovespa	(4.53)	15.12	(7.16)
USD – Commercial Rate	3.20	(3.32)	(2.63)
General Market Price Index (IGP-M)	(0.91)	1.84	0.20
Extended Consumer Price Index (IPCA)	1.41	1.08	2.09
Business Days (#)	61	61	63
Calendar Days (#)	91	92	90
\\ Indicators (Closing Rate)			
USD – Commercial Rate (R$)	4.9962	4.8413	5.0804
CDS 5 years (Points)	138	133	229
Selic - Base Interest Rate (% p.a.)	10.75	11.75	13.75
BM&F Fixed Rate (% p.a.)	9.85	10.05	12.90

	2024	
Guidance	**Expected**	**Realized 1Q24**
Expanded Loan Portfolio	7% to 11%	1.2%
Net Interest Income	3% to 7%	(9.0%)
Fee and Commission Income	2% to 6%	1.3%
Operating Expenses (Personnel + Administrative + Other)	5% to 9% (1)	4.4%
Income from Insurance, Pension Plans and Capitalization Bonds	4% to 8%	8.9%
Expanded ALL - R$ billion	R$35 to R$39	R$7.8

(1) Administrative and personnel expenses grow in line with inflation.

Bradesco Forecast

%	2024	2025
USD - Commercial Rate (year-end) - R$	4.90	4.70
Extended Consumer Price Index (IPCA)	3.6	3.4
General Market Price Index (IGP-M)	2.4	2.9
Selic (year-end)	9.50	8.50
Gross Domestic Product (PIB)	2.5	2.0

(This page has been left blank purposefully).

Additional Information

corporate strategy

Our work is based on four fundamental pillars that support our purpose of creating opportunities for people's achievement and sustainable development of companies and society.

clients | our inspiration Our main goal is to contribute to the achievements of our clients through a service of excellence focused on their needs and objectives

digital transformation | how we do it Efficiency, Agility, Connection, Innovation and Simplicity. That is our mindset regarding digital behavior

people | our team We want our company to be the preferred destination for high-performance professionals, where they choose to work now to build their future, as we believe that the foundation of our strategy is rooted in people

sustainability | made to last We are agents of positive transformation, generating shared value with society, clients, employees, investors and partners. We are committed to growing in a diversified and sustainable manner, both ethically and transparently

In the first quarter of 2024, we released an update of Bradesco's strategic vision, presenting a plan that reaffirms our ambition to be a complete, profitable bank and prepared to compete in the short and long-term.

customer-centric

We have actively participated in the lives of brazilians for more than 80 years. Whether in branches, by cell phone, computer or by BIA, we are part of their great moments, helping in achieving their goals and collaborating towards their financial health. This is because, for us, clients come first.

We will continue this way, working with a focus on promoting the best experience, listening to what clients have to tell us combined with the use of data intelligence. Thus, we develop products and services that are increasingly complete and appropriate to the needs, desires and life moment of each client.

experience and business

To boost the front of customer-centric, we dedicate an exclusive area to the development of the best experience. With a data driven mindset, Bradesco Experience (be.) has multidisciplinary professionals focused on developing and improving solutions, products and services considering the best customer experience regardless of the interaction channel.

As a result, we launched the Bradesco Shop, marketplace that meets the needs of the client beyond the financial universe. With it, Bradesco clients enjoy exclusive benefits and make purchases without having to leave the App. With more than 70 active sellers, our e-commerce reinforces the relationship with the client, in addition to generating recurrence and loyalty to the Bradesco ecosystem.

We were winners of the international FICO Decisions Awards 2023 with the new loan menu. The novelty innovated the way Individual clients make their request for a loan via the Bradesco App. With it, the client informs us their need and we present the best offer based on their profile, with the simplified description of fees and deadlines.

The companies universe also gained important news such as the evolution of the Family Office. Now, companies hired by high-net-worth clients can carry out transactions through Net Empresa, using investment services, bank and interbank transfers, payments, among other services.

network transformation

companies & business

143 thousand clients and 2 thousand professionals dedicated to client service

122 companies branches

With a presence throughout the national territory

Exclusive, efficient and specialized service with more agility in the availability of products and services

60% of the base already met in this model

NPS

"With us, you come first": much more than a positioning, this phrase reflects the customer-centricity on which the Bank bases its work and its strategy, something present in our purpose, our values and in our organizational culture.

The adoption of a methodology that prioritizes initiatives constantly aligned with client needs was a natural step taken by Bradesco on implementing the NPS System, enabling strategic agendas to be guided by actively listening to the client's voice.

Among the main indicators that demonstrate success in adopting this methodology is the increase of 10 p.p. (1Q24 vs. 1Q22) in the NPS Relational Bank among individual account holders. From a practical point of view, this means that we are consistently increasing the volume of clients with the greatest propensity to recommend Bradesco to relatives and friends, as well as continuing to use our services over the long-term horizon.

In this context, there are two products highlighted. In checking accounts, we increased 20 p.p. (1Q24 vs. 1Q22) in the NPS, the result of the implementation of actions that offer greater autonomy and agility to the day to day of our clients, facilitating payments and adding security to each operation.

In investments, the increase was of 25 p.p. (1Q24 vs. 1Q22) reflecting the personalized guidelines, according to each client profile, combined with improvements in self-service that allows for more informed and assertive decisions to be made to achieve their goals.

In constant connection with clients – and attentive to the current transformation movement – Bradesco is committed to continue listening, learning, and improving the services offered and the experience of our clients.

Source: Bradesco Analysis through the NPS Prism ® benchmark report. NPS Prism ® is a registered trademark of Bain&Company, Inc.

our people

diversity, equity and inclusion

commitment to diversity and representativeness

SIGNED COMMITMENTS:

INSTITUTO ETHOS

The Valuable 500

fórum de empresas e direitos lgbti+

INICIATIVA EMPRESARIAL PELA IGUALDADE RACIAL

coalizão empresarial pelo fim da violência contra mulheres e meninas

PRINCÍPIOS DE EMPODERAMENTO DAS MULHERES – ONU MULHERES – UNITED NATIONS GLOBAL COMPACT

HeForShe

85.6 thousand employees

51% are women

29% are black people

35% in leadership positions are women

22% in leadership positions are black people

5% are people with disabilities

UNIBRAD | development solutions and training

education, inclusion and democratization of knowledge

+394 thousand participants in trainings **(in 1Q24)**

main recognitions in 1Q24

\\ GPTW Award – Healthy Management

\\ GPTW Award – Women

\\ GPTW Award – PwD

\\ GPTW Award - Ethnic/Racial

\\ Top Employers 2024 Certification

\\ LinkedIn – Top Company 2024

sustainability

Sustainability is integrated within our strategic drivers and, through the management of guidelines and engagement in environmental, social and governance (ESG) aspects, we seek to enhance our contribution to the sustainable development of the country.

strategy

Considering the main challenges and global trends of the agenda, we chose three themes to promote an agenda of change:

sustainable business

Driving positive impact businesses that foster social and environmental development.

climate agenda

Ensuring that our businesses are prepared for climate challenges, raising awareness and engaging our clients regarding risks and opportunities.

financial citizenship

Promoting education and financial inclusion to boost socioeconomic development.

Commitments

Goal – we reached 96% (R$240 billion) of the target of R$250 billion for assets, sectors and activities with socio-environmental benefits by 2025.

Net-zero – aligning our loan and investment portfolios to achieve net-zero carbon emissions by 2050.

PRB Commitment to Health and Financial Inclusion – accelerating actions for inclusion, health and financial well-being.

100% of our structures are supplied by **renewable energy sources.**

We neutralize 100% of greenhouse gas emissions generated by our operations.

We **measure** the carbon emissions of **100% of our companies loan portfolio.**

governance

We have a robust sustainability governance structure integrated with risk management and business. The main decisions and the strategic direction are conducted by the Sustainability and Diversity Committee, subordinate to Council, which is required to meet bimonthly. The Committee is composed of members of the Board of Directors and of members of the Board of Executive Officers, including its CEO.

Transparency

We follow international guidelines of transparency and disclosure, such as the Sustainability Accounting Standards Board (SASB) and Stakeholder Capitalism Framework, among others.

For more information, visit the Integrated Report

performance

Our evolution in the management of ESG aspects is evidenced by the performance mostly above the industry average in the evaluations of specialized ratings and permanence in the main sustainability indexes, such as Dow Jones, ISE, CDP, among others.

In 2023, our performance in the CDP climate program stood out and reached the "A-" leadership level. This performance, higher than the average of the financial sector, places us among companies with the best practices related to the climate agenda.

quarter highlight

We launched a real estate credit line aimed at construction companies with environmental certification, expanding our portfolio and strengthening our strategy in supporting sustainable business.

digital in figures

98.8% transactions are carried out through **Digital Channels**

95.0% are concentrated on **Mobile** and **Internet**

App Individuals + Companies

utilization **1Q24**

27 Mi Single User

17 Mi Acesses per day

+34% Financial Transactions (vs. 1Q23)

21 Monthly accesses per client

NPS Individuals

1Q24 vs. 1Q22

+5 p.p. App

+4 p.p. Internet Banking

NPS Companies

1Q24 vs. 1H22

+5 p.p. App

+12 p.p. Internet Banking

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc.

Much More Business | Mobile Credits

In R$ | 1Q24 vs. 1Q23

Individuals **+48% Credits Released**

Highlight to:

+62% Payroll-deductible loans (Public, Private and INSS)

Listening to the client in every journey:

★ Rating: **4.8**

Companies **+68% Credits Released**

Highlight to:

+98% Working Capital

Listening to the client in every journey:

★ Rating: **4.9**

Bradesco's App Rating Individuals Mar24

Apple **4.7** Play **4.6**

BIA

The Bradesco virtual assistant LISTENS, UNDERSTANDS and ASSISTS clients

- Serves clients and employees
- Pioneer bank in the use of AI + voice
- BIA against harassment

Highlights 1Q24

More than 2 thousand managers enabled in **generative AI**

Warning of **Suspected Transaction Fraud** for Corporate Clients

Multiplatform

App — Branches — Ágora — Fone Fácil

international operations

Abroad, aiming to develop and expand our customer relationship in addition to institutional representation, we have 02 Branches, 10 Subsidiaries, 02 Representative Offices and an extensive network of correspondent banks.

Branches

New York

Banco Bradesco S.A.

Grand Cayman

Banco Bradesco S.A.

Representation Office

Hong Kong

Banco Bradesco S.A.

Guatemala

Representaciones Administrativas Internacionales

Subsidiaries

Luxembourg

Banco Bradesco Europa S.A.

New York

Bradesco Securities, Inc.

Hong Kong

Bradesco Securities Hong Kong Limited

Bradesco Trade Services Limited

London

Bradesco Securities UK Limited

Grand Cayman

Cidade Capital Markets Ltd.

Mexico

Bradescard México Sociedad de Responsabilidad Limitada

Miami

Bradesco Bank

Bradesco Investments Inc.

Bradesco Global Advisors Inc.

Bradesco Bank

Bradesco's main international platform for banking and investment products in the United States, serving international and national clients, Individuals and Companies.

Our Solutions

- International Banking
- Investments
- Wealth Management
- Private Banking
- Real Estate
- Corporate & Institutional
- Digital Bank

International Banking

Integrated solutions and customized services, designed to meet the needs and deliver the benefits of a U.S.-based bank.

Investments

Our independent model allows us to offer our clients the best products and services in the market, as well as a complete line of investments in partnership with the main managers and with wide diversification of sectors, markets and asset classes.

Corporate & Institutional

Service to corporate clients and banks in Latin America with customized solutions to support business growth.

Credit Solutions

We offer credit solutions for various purposes, with guarantees in the USA or Brazil, and we are a reference for non-residents who want to purchase or re-mortgage real estate. We analyze each case in a personalized way, taking into account the client's global portfolio.

Performance

The main financial highlights of 1Q24:

- Net operating revenue grew 10% and higher net income by 44% compared to 1Q24 vs. 4Q23.
- Consistent growth in assets under custody (AuC) with an increase of 6% in the quarter and 21% in 12 months.

Growth of 17% of the loan portfolio in 12 months.

Bradesco Invest US

Another way to diversify investments in the USA is through our digital platform, which includes portfolios managed exclusively by BlackRock.

- 100% digital solution
- Democratization of the international investments
- Your own credit card issued in the United States and Livelo points in Brazil
- Customer service in Portuguese

My Account

International digital account

Opening of more than 160 thousand accounts in 8 months

Make withdrawals and purchases in 195 countries and 180 different currencies

- 100% digital journey via App
- Customized card
- Quotation based on the commercial dollar
- Transfer between the Bradesco account and My Account at any time/day

My Account is an international and digital Bradesco account that can be opened on the Bradesco App itself. In addition to the traditional card, it is now possible to have a virtual card, for purchases on websites and Apps, with dynamic CVV, which brings more convenience and security.

ÁGORA

Since 1993, Ágora has been a reference in innovation in the financial market. It is dedicated to customer service for Individuals and Companies, whether Bradesco accountholders or not. Its clients rely on the support of experienced professionals and certified and quality content, exempt and free support in investor decision making. The products available on the platform undergo a robust curation process. In addition, it has the solidity of the Grupo Bradesco, which offers exclusive opportunities, bringing together renowned managers and market issuers.

Ágora in Figures

4th largest stock broker in the country in Custody and Trading of assets*

Client Base

+14.9% in 12 months

- 1Q24: 1.05 Million
- 1Q23: 917.8 Thousand

Assets under Custody

+34.6% in 12 months

- MAR24: R$ 95.0 Billion
- MAR23: R$ 70.6 Billion

App Ágora



Ágora's App rating 1Q24

App Store: 4.7

Google Play: 4.7

*source: ranking B3

Spotlight Ágora


CERTIFICADO
DE
EXCELÊNCIA
NO ATENDIMENTO
ReclameAQUI

RA 1000

We have conquered the RA 1000 seal, highlighting our commitment to quality and excellence.
Certified on February 2, 2024


ÁGORA
TRADER

Ágora Trader

Advanced trading platforms for traders.



Ágora Insights, Play and Cast

Content, analyses and recommendations from the research team and economists at Ágora


Ágora Academy
Investindo em educação financeira

Ágora Academy

Educational platform developed in partnership with the largest business schools in the country



Ágora Infinite Card

1% of expenses become cashback + no annual fee in the first year

Be well informed about everything that happens in the market by accessing our profiles on the social networks.

TIVIO CAPITAL

Independent asset manager, the result of a strategic partnership between Bradesco and Banco BV, focused on alternative investments and structuring innovative investment products in Brazil.

next

Born entirely digital and focused on customer-centricity, next continues its evolution trajectory, maximizing the use of Bradesco solutions to ensure synergy and efficiency. With data intensive use, sophisticated algorithms and anthropological studies, next anticipates client trends and behaviors, becoming more assertive in product offerings for each profile.



Total Financial Traded
Base 100
18%
100
118
1Q23
1Q24

It offers a range of financial and non-financial solutions that accompany client journeys: Account, Debit and Credit Cards. Investments (including all the portfolio made available by Ágora), Loans, Insurance, Financial Management tool, Payments, Transfers, Mobile Top-Up, Tag for Tolls and Parking Lots (Veloe), various benefits in the Gift (*Mimos*) Hub and integration with the main Digital Wallets. In addition, we have the account for minors, nextJoy, which, in addition to financial services, brings an important concept of financial education.

We conclude the integration of several structures with the respective areas of the Bank (Operations, IT and Marketing), bringing important gains in efficiency and performance.

In the period, we recorded an **18% increase** in transaction volume, compared to the same period of the previous year, showing greater client engagement and increased principality. We also observed an important evolution in all Customer Satisfaction Indicators – NPS, ReclameAqui, Consumidor.gov – ratifying our commitment to delivering the best solutions and experiences to our clients.

digio

It's a bank. It's digital. It's Bradesco.

HIGHLIGHTS 1Q24

We closed the first quarter of 2024 with a positive operating margin

We launched the **CDB investment** product for Digio and Uber account clients

We started the offer of the **INSS digital** product (via API and WhatsApp Bot)

In the technological structure, we started to use AI in software development



Total Accounts
In million
69%
3.9
5.7
11.1
1Q22
1Q23
1Q24



Total Portfolio
In R$ billion
86%
2.7
3.6
9.5
1Q22
1Q23
1Q24



Total Revenues
In R$ million
17%
284
321
391
1Q22
1Q23
1Q24

8.1 of 10

Excellent level of services in Reclame Aqui

Review in Stores



	iOS	Android
digio	4.6 ★	4.3
Uber Conta	4.8 ★	4.4

service points, clients and market share

	Mar24	Dec23	Mar23
\\ Structural Information - Units			
Customer Service Points	82,374	83,147	85,461
- Branches	2,704	2,695	2,855
- Service Centers	3,158	3,351	3,498
- Electronic Service Centers	509	522	621
- Business Units	802	820	799
- Banco24Horas Network	17,826	17,967	17,666
- Bradesco Expresso (Correspondent Banks)	37,983	38,264	40,344
- Bradesco Financiamentos	19,378	19,514	19,663
- Branches, Subsidiaries and Representation Office, Abroad	14	14	15
ATMs	42,741	43,768	45,921
- Onsite Network - Bradesco	18,608	19,582	21,679
- Banco24Horas Network	24,133	24,186	24,242
Employees	85,634	86,222	86,212
Outsourced Employees and Interns	2,687	2,497	2,220
\\ Customers - In million			
Total Customers	72.3	71.1	73.3
Account Holders (1)	38.3	38.1	38.3
Savings Accounts	65.6	69.0	64.7
\\ Market Share % - BACEN | main products and services in relation to the market			
\ Bank			
Demand Deposits	N/A	8.7 (4)	9.5
Savings Deposits	13.1	13.3	13.0
Time Deposits	N/A	13.3 (4)	13.5
Loans	10.1 (2)	10.2	11.1
Loans - Private Institutions	17.8 (2)	17.8	19.3
Loans - Vehicles Individuals (CDC + Leasing)	11.1 (2)	11.4	13.2
Payroll-Deductible Loans	14.5 (2)	14.7	14.8
Social Security Institute (INSS)	16.5 (2)	17	17.3
Private Sector	11.5 (2)	11.5	11.4
Public Sector	13.5 (2)	13.4	13.5
Real Estate Financing	9.1 (2)	9.1	9.4
\ Consortia			
Real Estate	14.0 (2)	14.4	17.1
Auto	25.1 (2)	25.3	26.7
Trucks, Tractors and Agricultural Implements	18.9 (2)	19.1	23.3
\ International Division			
Export Market	11.0	13.5	12.7
Import Market	7.5	8.7	7.3
\ Insurance			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	22.7 (3)	22.7	22.9
Technical provisions for insurance, pension plans and capitalization bonds	21.8 (2)	21.8	22.2
Pension Plan Investment Portfolios (including VGBL)	21.8 (2)	21.8	22.6
\ Funds			
Investment Funds and Managed Portfolios	16.3	16.6	16.8
\ National Social Security Institute (INSS)			
Benefit Payment to Retirees and Pensioners	29.5	30.1	30.7
\ Leasing			
Lending Operations	N/A	25.4	22.0

(1) Includes salary account; **(2)** Reference date: February 2024; **(3)** Insurance until 2023; **(4)** Reference date: September 2023; and **N/A** – Not available.

return to shareholders

main ratios

price / income ratio [1]

Indicates the possible number of years (fiscal) in which the investor would recover the capital invested based on the closing prices of common and preferred shares.



7.3
10.6
9.6
10.6
8.9
Mar23
June
Sept
Dec
Mar24

price ratio / book value per share

Indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.



0.9
1.0
0.9
1.1
0.9
Mar23
June
Sept
Dec
Mar24

dividend yield [2] [3] - %

Dividend Yield is the ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months. It indicates the return on investment represented by profit sharing.



7.6
6.1
7.1
9.9
7.8
1Q23
2Q
3Q
4Q
1Q24

(1) Recurring net income in 12 months; (2) Source: Economática; and (3) Calculated by the share with the highest liquidity.

Recommendation of Market Analysts Preferred Shares – BBDC4
(14 reports were analyzed)

9 **Keep**

5 **Buy**

Market capitalization

143.7
R$ billion
In Mar24

payout / dividends and interest on shareholders' equity



35%
44%
52%
79%
65%
R$ million
5,548
9,240
10,172
11,311
2,616
12M20
12M21
12M22
12M23
1Q24
Dividends/Interest on Shareholders' Equity (1) - Gross
Gross Payout - Accumulated in the Year

(1) In 12M22, it considers R$6.0 billion of Supplementary Interest on Shareholders' Equity paid on March 8, 2023. In 12M23, it considers R$5.0 billion of Supplementary Interest on Shareholders' Equity that will be paid on June 28, 2024.

trading daily average volume



R$ million
1,586
1,089
497
1,834
1,138
696
1,636
948
688
1,105
750
355
990
741
249
2020
2021
2022
2023
1Q24
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and (2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

trading daily average volume – BBDC4



Base 100
249
204
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Mar24
BBDC4
Ibovespa

performance of the Bradesco shares [1]

In R$	Mar24	Dec23	Mar23	Variation % Mar24 x Dec23	Variation % Mar24 x Mar23
Book Value per Common and Preferred Share	15.12	15.18	14.63	(0.4)	3.4
Last Trading Day Price – Common Shares	12.72	15.20	11.04	(16.3)	15.2
Last Trading Day Price – Preferred Shares	14.24	17.00	12.29	(16.2)	15.9

(1) Adjusted for corporate events during the periods.

additional information

investor relations area – RI

Generating value means delivering financial income to our stakeholders based on resilience, robustness, and speed to fit our clients' needs, based on robust, transparent and fair governance. Our relationship with investors is built in a clear and objective manner and through constant dialog with the market.



bradesco
Investir em transparência: isso tem futuro.

305

Assistance to institutional and non-institutional investors

7

Events, including **3** international conferences, **1** national conference and **3** non-deal road shows

Through the Market Relations area (DRM), we constantly information regarding the financial-economic performance of the Organization, as well as its governance structure, policies and practices.

In order to increase stakeholders' knowledge of the Bank, on the IR website it is also possible to find:

- Company **presentations**;
- **Events** calendar;
- Regulatory **forms**;
- **Institutional videos** with messages from the Organization's Executives; and
- Our **strategic positioning** and our **operational management**, among other corporate information.

ratings

Fitch Ratings

	Long-term	Short-term
Domestic Currency	BB+	B
Foreign Currency	BB+	B
National Scale	AAA(bra)	F1+(bra)

Viability: **bb+**

Government Support Rating: **bb-**

S&P Global

	Long-term	Short-term
Domestic Currency	BB	B
Foreign Currency	BB	B
National Scale	brAAA	brA-1+

Moody's

	Long-term	Short-term
Domestic Currency Counterparty	Ba1	NP
Foreign Currency Counterparty	Ba1	NP
Deposits - Domestic Currency	Ba2	NP
Foreign Currency Deposit	Ba2	NP
National Scale	AAA.br	ML A-1.br

additional information

capital management

The Organization exercises capital management, considering a prospective view, with periodic capital projections of at least three years, where it captures changes in the economic scenario and in the expectations of organizational businesses. In addition, it has a Recovery Plan, which considers strategies to be adopted in extremely adverse scenarios, and a Capital Plan and Contingency Plan, which are part of the Internal Capital Adequacy Assessment Process (ICAAP Process).

These processes involve both control and business areas, as directed by the Board of Executive Officers and the Board of Directors, and have a governance structure composed of Commissions and Committees, with the Board of Directors as the highest body.

We support Senior Management with analyses and projections of the availability and need for capital, identifying threats and opportunities that affect sufficiency planning and seeking the optimization of capital levels, thus meeting the determinations of the Central Bank of Brazil, pertinent to the activities of capital management.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, available on the Investor Relations website at **bradescori.com.br**.

	Basel III Prudential Conglomerate				
In R$ million	Mar24	Dec23	Sept23	June23	Mar23
\\ Calculation Basis					
Regulatory Capital	145,621	149,969	150,715	148,608	142,648
Tier I	120,727	125,412	126,704	123,250	118,614
Common Equity	106,167	110,689	111,642	109,281	104,600
Shareholders' Equity	160,563	161,182	160,801	159,318	155,321
Non-controlling/Other	248	272	237	262	12
Phase-in arrangements	(54,644)	(50,766)	(49,396)	(50,298)	(50,733)
Additional Capital	14,560	14,723	15,062	13,969	14,014
Tier II	24,894	24,557	24,011	25,358	24,034
\\ Risk-Weighted Assets (RWA)	947,047	947,738	**942,435**	**956,140**	**945,116**
Credit Risk	829,471	842,400	834,953	855,319	850,495
Market Risk	27,691	18,957	21,101	17,843	11,643
Operational Risk	89,886	86,381	86,381	82,978	82,978
\\ Total Ratio	**15.4%**	**15.8%**	**16.0%**	**15.5%**	**15.1%**
Tier I Capital	12.7%	13.2%	13.4%	12.9%	12.6%
Common Equity	11.2%	11.7%	11.8%	11.4%	11.1%
Additional Capital	1.5%	1.6%	1.6%	1.5%	1.5%
Tier II Capital	2.6%	2.6%	2.5%	2.7%	2.5%

In R$ million (unless otherwise stated)	1Q24	4Q23	3Q23	2Q23	1Q23
\\ Income Statement for the Period					
Recurring Net Income	4,211	2,878	4,621	4,518	4,280
Book Net Income	4,211	1,703	4,621	4,518	4,280
Operating Income	4,977	2,499	5,240	4,990	4,844
Net Interest Income	15,152	16,128	15,859	16,556	16,653
Client NII	14,522	15,432	15,836	16,652	16,965
Expanded ALL	(7,811)	(10,524)	(9,188)	(10,316)	(9,517)
Net Interest Margin	6,711	4,908	6,648	6,336	7,448
Fee and Commission Income	8,861	9,028	9,112	8,756	8,746
Operational Expenses	(13,360)	(14,935)	(13,428)	(13,074)	(12,793)
Income from Insurance, Pension Plans and Capitalization Bonds	3,997	4,745	4,624	4,841	3,669
\\ Statement of Financial Position					
Total Assets	2,000,076	1,964,052	1,931,295	1,884,020	1,864,026
Securities and Derivative Instruments	828,258	824,484	777,169	792,197	758,732
Expanded Loans Portfolio	889,918	877,285	877,500	868,687	879,283
- Individuals	372,556	365,442	360,850	361,077	365,312
- Companies	517,362	511,844	516,650	507,609	513,972
Allowance for Loan Losses (ALL)	(51,643)	(53,901)	(59,137)	(60,196)	(60,032)
Total Deposits	611,627	627,662	616,020	594,313	591,356
Shareholders' Equity	160,563	161,182	160,801	159,317	155,321
Assets under Management	3,044,442	2,988,371	2,924,447	2,842,381	2,806,033
\\ Performance Indicators (%)					
Recurring Net Income per Share (in 12 month) - R$ (1)	1.53	1.53	1.41	1.47	1.70
Recurring Net Income per Share - R$ (1)	0.40	0.27	0.43	0.42	0.40
Book Value per Common and Preferred Share - R$ (1)	15.12	15.15	15.11	14.97	14.59
Dividends/Interest on Shareholders' Equity – Common Share (net of tax) (1)	0.20	0.21	0.22	0.22	0.22
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax) (1)	0.22	0.23	0.24	0.24	0.24
Annualized Return on Average Equity (2)(3)	10.2	10.0	11.0	10.9	10.6
Annualized Return on Average Assets (3)	0.8	0.9	0.9	0.9	0.9
Fixed Asset Ratio	23.2	26.1	25.4	24.4	23.3
Dividends/Interest on Shareholders' Equity	2,223	2,297	2,410	2,461	2,446
Liquidity Coverage Ratio (LCR)	193.2	191.6	182.5	178.5	165.2
Net Stable Funding Ratio (NSFR)	123.4	126.7	125.0	123.1	121.3
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (4)	74.6	75.0	76.2	75.8	77.3
Efficiency Ratio (ER) - (in 12 month) (5)	49.7	48.7	47.3	46.8	45.9
Market Capitalization - R$ million (6)	143,655	172,227	143,441	165,416	133,121
\\ Loan Portfolio Quality (Bacen) - R$ million (unless otherwise stated)					
Non-performing Loans (> 60 days / Loan Portfolio) (%)	5.9	6.1	7.0	6.9	6.3
Coverage Ratio (> 60 days) (%)	137.2	140.9	135.3	138.3	148.8
AA - C Rated Loans / Loans (%)	87.9	87.2	86.4	85.8	86.3
D-rated Loans / Loans (%)	2.9	2.9	2.6	3.2	3.3
E-H rated Loans / Loans (%)	9.2	10.0	11.0	11.0	10.4
D-rated loans	18,620	17,984	16,063	19,962	21,222
Provision for D-rated loans	3,664	3,021	2,360	3,324	3,903
Provision / D-rated loans (%)	19.7	16.8	14.7	16.6	18.4
D-H rated Non-Performing Loans	42,244	43,017	48,115	47,865	45,441
Total Provision / D-H-rated Non-performing Loans (%)	122.2	125.3	122.9	125.8	132.1
E-H Rated Loans	58,443	62,588	69,154	68,888	66,969
Provision for E-H rated loans	44,728	47,616	53,193	52,779	51,549
Provision / E-H rated loans (%)	76.5	76.1	76.9	76.6	77.0
E-H rated Non-Performing Loans	36,801	37,752	42,377	41,040	37,571
Total Provision / E-H-rated Non-performing Loans (%)	140.3	142.8	139.6	146.7	159.8

(1) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits that occurred in the periods; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** Accrued Recurring Net Income; **(4)** In the last 12 months; **(5)** ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and **(6)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

consolidated balance sheet – bradesco

Below, we present the main data of the Bradesco Balance Sheet, managed in a consolidated manner:

R$ million	Mar24	Dec23	Mar23	Variation % Mar24 x Dec23	Variation % Mar24 x Mar23
\\ Assets					
\\ Cash and due from banks	**18,561**	**16,346**	**19,885**	**13.5**	**(6.7)**
\\ Financial instruments	**1,868,480**	**1,839,983**	**1,750,733**	**1.5**	**6.7**
Interbank investments	223,568	204,614	188,331	9.3	18.7
Compulsory deposits with the Brazilian Central Bank	124,265	133,722	103,691	(7.1)	19.8
Securities	803,665	808,992	730,525	(0.7)	10.0
Derivative Financial instruments	24,593	15,492	28,207	58.7	(12.8)
Loans	533,188	525,968	536,255	1.4	(0.6)
Other financial instruments	159,200	151,194	163,724	5.3	(2.8)
\\ Leases	**4,798**	**4,394**	**3,655**	**9.2**	**31.3**
\\ Provision for Expected Credit Loss Associated with Credit Risk	**(51,643)**	**(53,901)**	**(60,032)**	**(4.2)**	**(14.0)**
Loans	(48,417)	(50,225)	(53,618)	(3.6)	(9.7)
Leases	(46)	(46)	(46)	-	-
Other Receivables	(3,180)	(3,630)	(6,368)	(12.4)	(50.1)
\\ Deferred tax assets	**103,139**	**99,849**	**95,074**	**3.3**	**8.5**
\\ Investments in associates and Jointly Controlled Entities	**3,878**	**3,895**	**3,672**	**(0.4)**	**5.6**
\\ Premises and Equipment	**21,683**	**21,649**	**21,727**	**0.2**	**(0.2)**
\\ Intangible Assets	**52,465**	**52,658**	**47,403**	**(0.4)**	**10.7**
\\ Depreciation and Amortization	**(44,060)**	**(44,095)**	**(40,236)**	**(0.1)**	**9.5**
Premises and Equipment	(14,067)	(13,794)	(13,280)	2.0	5.9
Intangible Assets	(29,993)	(30,301)	(26,956)	(1.0)	11.3
\\ Other assets	**25,263**	**25,875**	**25,019**	**(2.4)**	**1.0**
\\ Impairment of Assets	**(2,487)**	**(2,601)**	**(2,873)**	**(4.4)**	**(13.5)**
\\ Total	**2,000,076**	**1,964,052**	**1,864,026**	**1.8**	**7.3**
\\ Liabilities					
\\ Deposits and Other Financial Instruments	**1,388,402**	**1,364,374**	**1,300,528**	**1.8**	**6.8**
Deposits from Banks	375,745	356,366	331,229	5.4	13.4
Deposits from Customers	608,644	623,804	589,001	(2.4)	3.3
Securities Issued	265,101	256,325	242,411	3.4	9.4
Subordinated Debt	50,284	50,338	47,886	(0.1)	5.0
Derivative Financial Instruments	24,972	13,835	24,043	80.5	3.9
Other Liabilities	63,655	63,706	65,958	(0.1)	(3.5)
\\ Provision	**407,166**	**396,849**	**367,029**	**2.6**	**10.9**
Insurance Technical Provisions and Pension plans	372,673	360,803	332,905	3.3	11.9
Other reserves	34,493	36,046	34,124	(4.3)	1.1
\\ Deferred income tax	**5,348**	**5,338**	**6,074**	**0.2**	**(12.0)**
\\ Other Liabilities	**36,849**	**34,514**	**33,240**	**6.8**	**10.9**
\\ Total Liabilities	**1,837,765**	**1,801,075**	**1,706,870**	**2.0**	**7.7**
\\ Shareholders' Equity					
\\ Shareholders' Equity Attributed to Controlling Shareholders	**160,563**	**161,182**	**155,321**	**(0.4)**	**3.4**
\\ Non-controlling interest	**1,748**	**1,795**	**1,834**	**(2.6)**	**(4.7)**
\\ Shareholders' Equity Total	**162,311**	**162,977**	**157,156**	**(0.4)**	**3.3**
\\ Total	**2,000,076**	**1,964,052**	**1,864,026**	**1.8**	**7.3**

consolidated balance sheet – insurance

Below, we present the main data of the Insurance Balance Sheet, managed in a consolidated manner:

R$ million	Mar24	Dec23	Mar23	Variation % Mar24 x Dec23	Variation % Mar24 x Mar23
\\ Assets					
\\ Current and Long-Term Assets	**411,677**	**399,866**	**371,202**	**3.0**	**10.9**
Securities	392,643	381,323	352,628	3.0	11.3
Insurance Premiums Receivable	6,323	6,424	5,834	(1.6)	8.4
Other Loans	12,710	12,119	12,740	4.9	(0.2)
\\ Permanent Assets	**10,842**	**10,799**	**10,140**	**0.4**	**6.9**
\\ Total	**422,519**	**410,665**	**381,342**	**2.9**	**10.8**
\\ Liabilities					
\\ Current and Long-Term Liabilities	**385,024**	**369,386**	**346,852**	**4.2**	**11.0**
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	372,673	360,803	332,905	3.3	11.9
Tax, Civil and Labor Contingencies	2,229	2,141	2,024	4.1	10.1
Payables on Insurance, Pension Plan and Capitalization Bond Operations	480	498	802	(3.8)	(40.2)
Other obligations	9,642	5,944	11,122	62.2	(13.3)
\\ Non-controlling Interest	**832**	**860**	**780**	**(3.3)**	**6.6**
\\ Shareholder's Equity	**36,662**	**40,418**	**33,709**	**(9.3)**	**8.8**
\\ Total	**422,519**	**410,665**	**381,342**	**2.9**	**10.8**

minimum capital required – grupo bradesco seguros

For companies regulated by SUSEP, CNSP Resolution No. 432/21 and subsequent amendments establishes that corporations should have an Adjusted Shareholders' Equity (ASE) equal to or higher than the Minimum Capital Required (MCR). MCR is equivalent to the highest value between the base capital (BC) and the Risk Capital (RC). For companies regulated by the ANS, Normative Resolution No. 569/22 establishes that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Regulatory Capital (RC). The RC is equivalent to the highest value between the base capital (BC) and the Risk-based Capital (RBC). The ASE is evaluated in an economic view, and should be calculated based on the shareholders' equity or the accounting equity, considering the accounting adjustments and others associated with the variation of the economic values.

The capital adjustment and management process is continuously monitored. It aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

The Minimum Required Capital (MCR) in March 2024 totaled R$13.5 billion.

analytical breakdown of statement of income – managerial vs. recurring

R$ million	First Quarter of 2024			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
\\ Net Interest Income	**18,543**	**(3,391)**	**-**	**15,152**
Expanded ALL	(8,433)	624	-	(7,811)
\\ Net Interest Margin	**10,110**	**(2,767)**	**-**	**7,341**
Income from Insurance, Pension Plans and Capitalization Bonds	2,190	1,810	-	3,997
Fee and Commission Income	8,797	61	-	8,861
Operating Expenses	(14,335)	972	-	(13,360)
Personnel Expenses	(6,063)	(305)	-	(6,368)
Other Administrative Expenses	(5,480)	(3)	-	(5,483)
Other Operating Income / Expenses	(2,793)	1,280	-	(1,509)
Tax Expenses	(1,875)	(42)	-	(1,918)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	56	-	-	56
\\ Operating Income	**4,943**	**34**	**-**	**4,977**
Non-Operating Income	(44)	58	-	14
Income Tax / Social Contribution and Non-controlling Interest	(688)	(92)	-	(780)
\\ Net Income	**4,211**	**-**	**-**	**4,211**

(1) For more information, please check note 34 – Balance Sheet and Managerial Statement of Income by Business Segment in the "Complete Financial Statements" chapter of this report; **(2)** It includes reclassifications in items from the statement of income that do not affect the Net Income but allow a better analysis of business items, including the hedge adjustment; it contemplates the relocation, in the lines of Net Interest Income and Expanded ALL, related to the effects of the sale operation of financial assets (credit concession); and **(3)** It refers to the Managerial Statement of Income(1) with the reclassifications between items, which do not affect the Net Income.

BRGAAP vs. IFRS comparative

The reconciliation of the Shareholders' Equity and Net Income related to March 2024 is shown below:

Attributed to the controlling shareholders R$ million	Shareholder's Equity Mar24	Net Income 1Q24	 1Q23
\\ BRGAAP	**160,563**	**4,211**	**4,280**
ALL	225	75	1,031
Insurance Contracts	110	(134)	155
Goodwill on Business Combination	4,691	37	36
Other	275	(68)	(103)
\\ IFRS	**165,864**	**4,121**	**5,399**
\\ IFRS vs. BRGAAP Difference	**5,301**	**(90)**	**1,119**

Main Adjustments

Expected Loss on Financial Assets - Takes into account: (i) Expected loss on loans and advances to clients; and (ii) Expected loss on other financial assets.

Insurance Contracts - Comprises the adoption of Standard IFRS17 that came into force on January 1, 2023 and was not adopted by the Local Insurance Authority Regulator, Superintendence of Private Insurance (SUSEP); this normative brings new approaches in the measurement of insurance contracts differently from the approach previously applied in IFRS4.

Goodwill on Business Combinations - For purposes of the IFRS, the assets and liabilities identified originating from the business combination were adjusted by the differences of the accounting practices, as well as recognized at fair value, whereby the value of the goodwill is not amortized, but periodically tested for objective evidence of impairment.

Independent Auditor's Report

independent auditor's report

Limited assurance report of independent auditors on the process of compiling and presenting interim supplementary consolidated financial information included in the Economic and Financial Analysis Report

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco - SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to prepared a report on the process of compilation and presentation of the interim supplementary consolidated financial information included in the Bradesco's Economic and Financial Analysis Report for the period ended March 31, 2024, in the form of independent limited assurance conclusion if, based on our work performed and the evidence obtained, nothing has come to our attention that causes us to believe that Bradesco's assertion that the process of compilation and presentation interim supplementary consolidated financial information included in the Economic and Financial Analysis Report is adequately presented, in all material respects, based on the "Criteria for preparation of the interim supplementary consolidated financial information" paragraph attached to this report.

Responsibilities of Management of Bradesco

Bradesco´s Management is responsible for the process of compilation and adequately presenting the interim supplementary consolidated financial information included in the Economic and Financial Analysis Report based on the criteria for the preparation of the interim supplementary consolidated financial information described below, and for the other information contained in this report, and for such design, implementation and maintenance of relevant internal control as management determines is necessary to enable such information to be free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to examine the process of compilation and presentation of the interim supplementary consolidated financial information included in the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a limited assurance conclusion based on the evidence obtained. We conducted our work in accordance with NBC TO 3000 - Assurance Engagement Other than Audit and Review and ISAE 300 issue by Conselho Federal de Contabilidade and International Auditing and Assurance Standards Board, respectively. That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a reasonable assurance about whether we did not become aware of any fact that could lead us to believe that the process of compilation and presentation of the interim supplementary consolidated financial information included within the Economic and Financial Analysis Report are in accordance with the information referred to in the paragraph "Criteria for the preparation of the interim supplementary consolidated financial information", in all material respects, as a basis for our limited assurance conclusion.

KPMG Auditores Independentes Ltda. ("KPMG") applies the Brazilian Standard for Quality Management (NBC PA 01), which requires the firm to plan, implement and operate a quality management system, including policies or procedures related to compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

We comply with the independence and other ethical requirements of the Accountant's Code of Professional Ethics and Professional Standards (including the Independence Standards) based on the fundamental principles of integrity, objectivity, professional competence and care, confidentiality, and professional behavior.

The procedures selected depend on our understanding, including the assessment of the risks of material misstatement regarding the process of compilation and presentation of interim supplementary consolidated financial information, regardless of whether they are caused by fraud or error.

Limited assurance is less than full audit and reasonable assurance. Procedures to gather information to a limited assurance engagement are more limited than to a reasonable assurance engagement and, therefore, we obtain less assurance than a reasonable assurance engagement; consequently, we do not express neither an audit opinion nor a reasonable assurance over the process of compilation and presentation of the interim supplementary consolidated financial information included in the Economic and Financial Analysis Report. Our conclusion does not contemplate aspects related to any prospective information contained in the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations, and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for the preparation of interim supplementary consolidated financial information

The interim supplementary consolidated financial information disclosed in the Economic and Financial Analysis Report for the period ended March 31, 2024 were compiled by the Management of Bradesco, based on the interim consolidated financial statements as of March 31, 2024 and the criteria described in the Economic and Financial Analysis Report and explanatory Note 34 of aforementioned interim consolidated financial statements, in order to facilitate additional analysis, without, however, being part of the interim consolidated financial statements disclosed on this date.

Conclusion

Our conclusion was based on and limited to the matters described in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Based on the procedures performed and the evidence obtained, we are not aware of any fact that leads us to believe that Bradesco's assertion that the process for compiling and presenting the interim supplemental consolidated financial information included in the Economic and Financial Analysis Report was not adequately prepared, in all material respects, in accordance with the information referred to in the paragraph "Criteria for the preparation of the interim supplementary consolidated financial information”.

São Paulo, April 30, 2024.

KPMG

KPMG Auditores Independentes Ltda.
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by
Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

(This page has been left blank purposefully).

Financial Statements 1Q24

Management Report

Dear Shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the first quarter of 2024. We follow all accounting practices used in Brazil, applicable to institutions authorized to operate by the Central Bank.

Economic Comment

The economic activity began the year at a fast pace. The labor market remains heated, sustaining real income gains. The increase in credit and the fall in interest rates also contribute to the expansion of consumption. Our projections indicate that the GDP could grow above 2.0% this year. The inflation chart also remains favorable, reinforcing our 3.4% projection for the IPCA in 2024.

Copom should continue to reduce the Selic rate. We anticipate that the basic interest in the economy will end 2024 at 9.50%, completing a total cut cycle of 4.5 percentage points.

With the exception of Japan, developed countries are preparing to reduce interest rates. However, the time of the beginning of the cuts may differ between them. In Europe, inflation decompression is more persistent, while in the USA, this process has been inconsistent. The resilience of the USA economic activity also does not recommend urgency to begin interest cuts. On the other hand, the continued economic slowdown in China should contribute to global deflation.

Highlights in the period

In the Shareholders Meetings that took place on March 11, 2024, among other deliberations, the statutory amendments proposed by the Management were approved, some of which bring changes of extreme relevance to the Corporate Governance scenario of the Company, highlighting:

- express assignment to the Board of Directors to deliberate on transactions with related parties, in accordance with the legislation and with the internal policies and rules already existing and applicable to Bradesco;
- exclusion of obligations that: (i) to be assigned to the Board of Executive Officers, the candidate must be part of the Bradesco Organization's companies; and (ii) to be eligible to the Board of Executive Officers, they must have been a staff member of the Bradesco Organization's companies for more than ten years, continuously. The exclusion of these obligatory requirements makes the promotion or hiring of professionals to the positions of the Board of Executive Officers more flexible, prioritizing talents, whether internal or external; and
- reduction of the minimum and maximum numbers of members that will compose the Board of Executive Officers, from 83 to 108 to 60 to 100, as well as reduction of positions and alteration of their nomenclatures, also reducing the hierarchy and the consequent expansion of horizontalization, to enable speed in decision making, promoting fluidity in communication and greater autonomy of leaders.

We began the implementation of the strategic plan accelerating the transformation of the bank. We set up the transformation office, with people 100% dedicated to work fronts. In the area of people and organizational structure, we are strengthening the team, increasing synergy and strengthening business units such as technology and credit, to name a few examples. We are adjusting our physical presence, aiming to improve the way of serving: We closed traditional branches, opened corporate branches – with 122 units in operation as of yet – and added more correspondent banking to Bradesco Expresso. The benefits of the strategic plan will be seen in our operational income, partly in 2024, and on a larger scale from 2025 onwards.

highlighted information 1Q24

BOOK NET INCOME

R$4.2 bi ▼ -1.6% p/a

EARNINGS PER SHARE

R$0.38 common

R$0.42 preferred

ROAE

10.2%

BOOK VALUE PER SHARE

R$15.12

MARKET VALUE

R$143.7 bi

TIER I CAPITAL

12.7%

SHAREHOLDERS' EQUITY

R$160.6 bi ▲ +3.4% p/a

INTEREST ON SHAREHOLDERS' EQUITY **R$2.6 bi** (gross) | Payout **65%** (gross)

EXPANDED LOAN PORTFOLIO
(Mar24 vs. Mar23)

R$889.9 bi (+1.2%)

INDIVIDUALS: **R$372.6 bi** (+2.0%)

LARGE CORPORATES: **R$345.7 bi** (+1.6%)

MICRO, SMALL AND MEDIUM-SIZED ENTERPRISES: **R$171.7 bi** (-1.2%)

TOTAL DEPOSITS
(Mar24 vs. Mar23)

R$607.7 bi (+3.4%)

Time Deposits: **R$438.5 bi** (+6.5%)

Savings Deposits: **R$127.4 bi** (-0.7%)

Demand Deposits: **R$41.8 bi** (-12.8%)

ALLOWANCE FOR LOANS
(Mar24 vs. Mar23)

R$51.6 bi (-14.0%)

SECURITIES
(Mar24 vs. Mar23)

R$743.5 bi (+9.7%)

Available-for-Sale Securities: **R$305.3 bi** (+6.9%)

Trading Securities: **R$347.3 bi** (+20.6%)

Held-to-Maturity Securities [(1)]: **R$90.9 bi** (-13.2%)

(1) As provided for by Article 8 of Circular Letter No. 3,068/01 of the Central Bank of Brazil, Bradesco declares that it has the financial capacity and the intention of holding to maturity the securities classified under "held-to-maturity".

international operations

Abroad, aiming to develop and expand our customer relationship in addition to institutional representation, we have 02 Branches, 10 Subsidiaries, 02 Representative Offices and an extensive network of correspondent banks.

Branches

New York

Banco Bradesco S.A.

Grand Cayman

Banco Bradesco S.A.

Representation Office

Hong Kong

Banco Bradesco S.A.

Guatemala

Representaciones Administrativas Internacionales

Subsidiaries

Luxembourg

Banco Bradesco Europa S.A.

New York

Bradesco Securities, Inc.

Hong Kong

Bradesco Securities Hong Kong Limited

Bradesco Trade Services Limited

London

Bradesco Securities UK Limited

Grand Cayman

Cidade Capital Markets Ltd.

Mexico

Bradescard México Sociedad de Responsabilidad Limitada

Miami

Bradesco Bank

Bradesco Investments Inc.

Bradesco Global Advisors Inc.

Bradesco Bank

Bradesco's main international platform for banking and investment products in the United States, serving international and national clients, Individuals and Companies.

Our solutions

- International Banking
- Investments
- Wealth Management
- Private Banking
- Real Estate
- Corporate & Institutional
- Digital Bank

International Banking

Integrated solutions and customized services, designed to meet the needs and deliver the benefits of a U.S.-based bank.

Investments

Our independent model allows us to offer our clients the best products and services in the market, as well as a complete line of investments in partnership with the main managers and with wide diversification of sectors, markets and asset classes.

Corporate & Institutional

Service to corporate clients and banks in Latin America with customized solutions to support business growth.

Credit Solutions

We offer credit solutions for various purposes, with guarantees in the USA or Brazil, and we are a reference for non-residents who want to purchase or re-mortgage real estate. We analyze each case in a personalized way, taking into account the client's global portfolio.

Performance

The main financial highlights of 1Q24:

- Net operating revenue grew 10% and higher net income by 44% compared to 1Q24 vs. 4Q23.
- Consistent growth in assets under custody (AuC) with an increase of 6% in the quarter and 21% in 12 months.
- Growth of 17% of the loan portfolio in 12 months.

Bradesco Invest US

Another way of diversifying investments in the USA is through our digital platform, which includes portfolios managed exclusively by BlackRock.

- 100% digital solution
- Democratization of the international investments
- Your own credit card issued in the United States and Livelo points in Brazil
- Customer service in Portuguese

My Account

International digital account

Opening of more than 160 thousand accounts in 8 months

Make withdrawals and purchases in 195 countries and 180 different currencies

- 100% digital journey via App
- Customized card
- Quotation based on the commercial dollar
- Transfer between the Bradesco account and My Account at any time/day

My Account is an international and digital Bradesco account that can be opened on the Bradesco App itself. In addition to the traditional card, it is now possible to have a virtual card, for purchases on websites and Apps, with dynamic CVV, which brings more convenience and security.

Products and services for the public sector

Exclusive platforms serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 11.8 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country.

We have nine Specialized Platforms to assist governments, state capitals, courts, chambers, public prosecutor's offices, public defender's offices, and the Brazilian municipalities with the highest GDP. We also have 31 Platforms serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br.

Technology and innovation

The year 2024 marks the beginning of a journey of strategic reformulations, where technology is an essential agent to further increase efficiency, without renouncing our commitment to security and hyperpersonalized service. In this sense, we continue at the technological forefront, using, for example, Artificial Intelligence since 2017, especially through BIA, our cognitive assistant, whose number of interactions with clients already exceeds 2.2 billion.

Now, we have moved on with Generative AI trials, transforming our financial services to leverage customer experience. The initiatives cover more effectiveness in service, digital sales of Consortia, the elaboration of proposals for Corporate Cards, and the support of this promising technology to improve processes in the areas of Ombudsman, Legal and Open Finance and develop digital solutions to accelerate the delivery and evolution of our products and services. Today we have a corporate generative AI platform that has become a pillar of our transformation initiatives, enabling a weekly cycle of experiments, pilot projects and rapid product development. With the case "Transforming Financial Services with Generative AI" we were recognized as the most innovative bank in the "The 100+ Innovators in the use of IT" ranking in the study of the IT Forum.

We continuously evolve traditional facilities at the beginning of the year, as consolidated Income Tax statements and viewing of the investment statement for up to 12 months. On Mobile, much more agility with the simplified journey of opening checking accounts and requesting a credit card for Individuals, which enables online the total usability of the services in a few minutes. Other features include credit for those who need to do PIX and are without balance and electronic signature for digital formalization in Consortia contemplation. For those who need to reorganize, the debt renegotiation can be done on all digital channels, including WhatsApp with BIA.

In need of loans, we inaugurated in the national market, the "Leading as a Service (Laas)", a virtual journey of loans in partner channels - IFood, Amazon, Alelo, Raizen and Locaweb; for account and non-account holders, the client can simulate and request working capital and microcredit with release by PIX, using the Bank's business intelligence, liquidating the installments through the sales of the platform. Another novelty is the personal loan with guarantee of investments in the App: the first product 100% digital with CDB investment, for clients who want to keep their assets in the bank and use them as guarantee, without compromising liquidity. Wishing to invest, the client requests assistance from BIA through WhatsApp, receives personalized recommendations and is directed to the ideal product; through the same channel, the Bank asks clients to press the "Investor Profile Update" (API), to be made online in chat with specialists, or can be forwarded to the Bradesco App.

In the Foreign Exchange segment there is a new menu on Mobile, with a more fluid journey of transferring capital to Bradesco Invest US and one-term signing instead of a contract for each operation, facilitating future transactions across all channels. Another novelty is the receipt of Western Union orders via the App for Individuals: the client has self-service available, receiving online values from abroad. Ágora, which this year reached 1 million clients in its advanced platform, gains more efficiency and relevance in the market through the synergy arising from unification with Corretora Bradesco (Stock Broker).

We launched the Bradesco Shop: exclusive e-commerce to shop directly on the App, with more than 4 million products and 40 retailers in more than 20 categories. The offers are customized, and it is possible to mark favorite products, get cashbacks and many other benefits, specially developed for greater convenience and relationship with our clients.

Human resources

Human Capital is one of the strategic pillars of the Organization, meaning it is a foundation of our business. Our model of Human Capital Management is founded on respect, transparency and continuous investment in the development of employees. We keep our teams motivated by means of career growth opportunities, recognition, training and development, differentiated compensation and benefits, besides appreciation of diversity and balance between work and personal life.

Much more than policies and practices, we consolidated a culture of respect spread by the awareness of the value of people, of their identities and competencies.

At the end of the first quarter, the Organization had 85,634 employees – 74,208 of Bradesco and 11,426 of affiliated Companies.

For more information on Human Resources, visit the Human Capital Report, available on bradescori.com.br

Sustainability for Bradesco

Sustainability is part of our strategic drivers, also expressed in our Statement of Purpose. We believe that governance, management and engagement in environmental, social and governance (ESG) aspects are fundamental to our growth and sustainability, generating long-term value for all our stakeholders. Thus, our Sustainability Strategy is aligned with the Sustainable Development Goals, based on ESG management and transparency.

As part of this strategic agenda, at the end of the first quarter, we reached 96% of our sustainable business goal by totaling R$240 billion in operations with socio-environmental benefits. Expanding our sustainable business portfolio, we also launched a real estate credit line aimed at companies in the construction sector with environmental certification.

Our performance has been recognized in the main national and international sustainability indexes and ratings, such as the Dow Jones Sustainability Index of the New York Stock Exchange and the Corporate Sustainability Index (ISE) of B3 - Brazilian Exchange & OTC. This performance, higher than the average of the financial sector, places us among companies with the best practices related to the climate agenda. These indexes reflect our management and performance in long-term economic, environmental and social criteria in business.

To keep up with our initiatives and performance, visit our bradescori.com.br and bradescosustentabilidade.com.br websites.

Corporate governance

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent. The body is responsible for establishing, supervising and monitoring the corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets six times a year, and extraordinarily, when the interests of the company so require. In addition to its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In the first quarter of 2024, seven meetings were held, four of which was annual and three specials.

The Internal Audit reports to the Board of Directors, in addition to seven committees, the statutory ones, which are the Audit and Remuneration Committees; and the non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body for the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is

composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Our Organization is listed in Level 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section).

Internal audit

It is the responsibility of the Audit and General Inspectorate Department, which is subordinate and reports functionally, administrative and operationally to the Board of Directors of Banco Bradesco S.A., to consider, in the scope of its examinations/analyses, the effectiveness of corporate governance and risk management and controls; the reliability, effectiveness and integrity of management and operational information systems and processes; compliance with the legal, infralegal, regulatory framework, internal rules and codes of conduct applicable to members of the staff of the Organization; and the safeguarding of assets against their strategic goals and objectives.

The work is based on adherence to the mandatory elements of the International Professional Practices Framework (IPPF) of The Institute of Internal Auditors (IIA), including the Fundamental Principles for the Professional Practice of Internal Audit, the IIA Code of Ethics, the Code of Sector Ethics of the Internal Auditors of the Bradesco Organization and the internal guidelines defined by the Internal Audit Department within the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

Policy for distribution of dividends and interest on shareholders' equity

In the first quarter of 2024, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 3.4% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

Integrated risk control

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the relevant risks for the Organization are: Solvency and Profitability, Liquidity, Credit, Market, Operational, Compliance, Cybersecurity, Strategy, Social, Environmental, Climate,

Model, Contagion, Reputation and Subscription. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services.

Independent evaluation of models

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM), with subordination to the Chief Risk Officer (CRO), effectively acts to strengthen the use of models, performing acculturation actions and encouraging good modeling practices. In parallel, it monitors the mitigation of limitations and weaknesses of the models and creates reports for the respective managers, the Internal Audit, and the Control Commission for the Evaluation of Models and Risk Committees.

Compliance, integrity, ethics and competition

Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to goods and services suppliers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have.

These principles are supported by policies, internal standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization’s Board of Directors.

Independent audit

In compliance with the CVM Resolution No. 162/22 the Bradesco Organization has an Independent Audit Hiring Policy with guidelines in line with the applicable laws and regulations.

The Bradesco Organization hired services from KPMG Auditores Independentes not related to the Financial Statements Consolidated Audit at a level lower than 5% of the total fees related to Independent Audit. These non-audit services do not constitute a conflict of interest or loss of independence in the execution of the audit work of the financial statements in accordance with the auditor's independence policies. Information related to the audit fees is made available annually in our Reference Form at the close of the year.

Social Investments

FUNDAÇÃO BRADESCO

Founded in 1956, Fundação Bradesco is the largest private social investment project in the country. Since it was established, it has invested in education as the cornerstone of the comprehensive development of children and young people throughout the country by promoting free education and standards of excellence on a wide range of levels.

All 40 school units are proprietary and are distributed in the 26 Brazilian states and the Federal District. They have primarily been set up in regions where there is severe socioeconomic vulnerability, helping to develop the region through the transformational impact on the lives of students and the communities around them, thereby shifting the educational reality of the entire country.

Fundação Bradesco supports each of its Basic Education students for approximately 13 years, equipping them with all the items needed to ensure equal learning in all regions of Brazil.

R$ 1.3 billion

Total budget for 2024

R$1.0 billion are allocated for Activity Expenses.

R$322 million are for investments in infrastructure and Educational Technology.

SCHOOL NETWORK

Over 42,000 students benefited primarily in Basic Education – Early Childhood Education to High School and Technical Professional Education throughout Brazil.

VIRTUAL SCHOOL

Around 2 million users have successfully completed at least one of the free crash courses available on the portal.

BRADESCO ESPORTES (SPORTS)

We encourage sport as an activity that supports the development of children and young people by means the Bradesco *Esportes e Educação* (Sports and Education) Program. For over 30 years, we have been teaching female's volleyball and basketball at our Training Center for girls aged 8 to 18, providing guidance on citizenship, health and developing potential talent. The aim of the Center is to guarantee the right of access to sport through daily activities, guided by physical education teachers, coaches and technical trainers, and through participation in internal and external sporting events. We do this at Bradesco Foundation schools, municipal Sports Centers, Unified Educational Centers (CEUs), state and private schools and at our sports development center, all in Osasco (State of São Paulo), with around 1,800 girls being trained.

In addition, the program enables the empowerment and protagonism of our athletes in the community, promoting new opportunities for all of them to develop their different potentials.

Recognitions

- We were highlighted in the 2023 Aplaude Award – Voluntary Actions that Transform, promoted by the Brazilian Council of Corporate Volunteering (CBVE), in the category Initiative for partnership in volunteer action with SOS Mata Atlântica.
- We are Top Employers for the 5th consecutive year in Brazil by the Top Employers Institute, international certification for companies with excellence in people management and employer branding.
- We were the great winner of the Best Bank and Platform to Invest (MBPI) Ranking, winning the first place in four out of six categories: Retail, High Income, Multimarkets and Money Market. The survey, which considers the period of 2023, is carried out by the Center for Studies in Finance of the Getulio Vargas Foundation (FGVcef) and published by the Dinheiro magazine.
- Our Ombudsman received for the twelfth time in a row the Brazilian Ombudsman Award, in the 2023 edition, with the case Sala Ágil (Agile Room). The recognition is promoted by the Brazilian Association of Client Company Relations (Abrarec) in partnership with the Brazilian Association of Ombudsmen (ABO).
- Bradesco BBI was chosen as the best bank globally in the Transition Bonds/Sustainability Targets category of the Sustainable Finance Awards 2024, promoted by Global Finance.

Acknowledgements

The results achieved confirm the commitment of the Bradesco Organization to always offer the best services, products and solutions in all lines of business that it operates, striving for quality and speed in services and focus on the real needs of our client base. For the successes achieved, we appreciate the support and trust of our shareholders and clients and the dedicated work of our employees and other associates.

Cidade de Deus, April 30, 2024

Board of Directors and Board of Executive Officers

Statements of Financial Position

	Note	On March 31, 2024	On December 31, 2023
			R$ thousands
Assets			
Cash and due from banks	**5**	**19,378,135**	**17,332,144**
Financial instruments		**1,808,647,269**	**1,790,423,881**
- Interbank investments	6a	223,923,168	205,102,659
- Compulsory and other deposits with the Brazilian Central Bank	7a	124,265,242	133,721,827
- Securities	8b	743,517,899	757,084,696
- Derivative financial instruments	9b	23,743,102	15,413,349
- Loans	10a	533,651,893	527,324,318
- Other financial instruments	11	159,545,965	151,777,032
Leases	**10a**	**4,797,713**	**4,394,373**
Expected credit loss associated with credit risk	**10b and 10f**	**(51,643,306)**	**(53,901,184)**
- Loans		(48,416,916)	(50,225,072)
- Leases		(46,082)	(46,144)
- Other receivables		(3,180,308)	(3,629,968)
Deferred income tax assets	**33c**	**102,612,849**	**99,362,979**
Investments in associates and jointly controlled entities	**12a**	**9,954,296**	**9,687,378**
Premises and equipment	**13**	**21,015,958**	**20,984,891**
Intangible assets	**14b**	**47,044,297**	**47,267,254**
Accumulated depreciation and amortization		**(41,758,690)**	**(41,868,714)**
- Premises and equipment	13	(13,663,810)	(13,396,794)
- Intangible assets	14b	(28,094,880)	(28,471,920)
Other assets	**15**	**24,293,930**	**24,576,975**
Accumulated impairment of non-financial assets		**(2,683,951)**	**(2,785,342)**
Total assets		**1,941,658,500**	**1,915,474,635**

Liabilities			
Deposits and other financial liabilities		**1,335,681,542**	**1,321,946,566**
- Deposits from banks	16	332,960,336	323,422,783
- Deposits from customers	17	606,733,725	621,934,680
- Securities issued	18	253,812,786	244,966,258
- Subordinated debts	19a	50,284,155	50,337,854
- Derivative financial instruments	9b	26,496,198	15,542,220
- Other financial liabilities	20	65,394,342	65,742,771
Provisions		**406,494,332**	**396,127,665**
- Technical provisions for insurance, pension plans and capitalization bonds	21a I	372,673,344	360,802,729
- Other provisions	21b	33,820,988	35,324,936
Deferred tax liabilities	**33e**	**5,241,963**	**5,271,884**
Other liabilities	**23**	**32,780,776**	**30,000,827**
Total liabilities		**1,780,198,613**	**1,753,346,942**
Shareholders' equity			
Capital		87,100,000	87,100,000
Treasury shares		(293,398)	-
Capital reserves		11,441	11,441
Profit reserves	24b	78,746,099	77,150,829
Other comprehensive income		(5,000,676)	(3,079,821)
Equity attributable to shareholders of the parent		**160,563,466**	**161,182,449**
Non-controlling interests	**25**	**896,421**	**945,244**
Total shareholders´equity		**161,459,887**	**162,127,693**
Total shareholders´equity and liabilities		**1,941,658,500**	**1,915,474,635**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Income Statements

	Note	R$ thousands Three-month period ended on March 31	
		2024	2023
Revenue from financial intermediation		**47,748,917**	**51,023,398**
- Loans		24,544,467	27,060,881
- Leases		162,447	130,772
- Net gain or (loss) with securities and interbank investments	9f III	17,516,730	18,422,081
- Net gain or (loss) from derivative financial instruments	9e	(364,997)	1,282,240
- Financial income from insurance, pension plans and capitalization bonds		2,740,042	1,221,416
- Foreign exchange income or (loss)	11	289,792	(183,708)
- Compulsory deposits with the Brazilian Central Bank	7b	2,223,788	2,395,417
- Gain or (loss) on sale or transfer of financial assets		636,648	694,299
Expenses from financial intermediation		**(28,899,789)**	**(31,440,474)**
- Retail and professional market funding	16e	(27,123,945)	(29,919,412)
- Borrowing and on-lending	16d	(1,775,844)	(1,521,062)
Net revenue from financial intermediation		**18,849,128**	**19,582,924**
Expected credit loss associated with credit risk expense		**(8,432,611)**	**(9,661,923)**
- Loans		(8,456,573)	(9,288,446)
- Leases		2	18
- Other receivables		23,960	(373,495)
Gross income from financial intermediation		**10,416,517**	**9,921,001**
Net other operating income (expenses)		**(5,916,023)**	**(5,635,033)**
- Fee and commission income	26	5,291,392	5,085,181
- Income from banking fees	26	1,605,044	1,803,309
- Other income from insurance, pension plans and capitalization bonds	21a III	2,190,117	1,646,173
- Personnel expenses	27	(5,824,441)	(5,612,044)
- Other administrative expenses	28	(5,379,226)	(5,280,539)
- Tax expenses	29	(1,705,384)	(1,820,865)
- Share of profit (loss) of associates and jointly controlled entities	12a	463,930	395,879
- Other operating income	30	3,760,236	3,727,957
- Other operating expenses	31	(5,151,910)	(5,377,111)
- Provision (expenses)/reversals		(1,165,781)	(202,973)
- Labor		(336,976)	(296,002)
- Tax/Civil		(728,633)	163,298
- Others		(100,172)	(70,269)
Operating profit		**4,500,494**	**4,285,968**
Non-operating income/(expense)	**32**	**(37,133)**	**1,365**
Income before income tax and non-controlling interests		**4,463,361**	**4,287,333**
Income tax expense	33	(170,650)	66,989
Non-controlling interests in subsidiaries		(81,825)	(74,018)
Net income		**4,210,886**	**4,280,304**
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):			
- Earnings per common share	24e I	0.38	0.38
- Earnings per preferred share	24e I	0.42	0.42

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Statements of Comprehensive Income

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Net income for the period	**4,210,886**	**4,280,304**
Non-controlling shareholders	81,825	74,018
Net income attributable to shareholders of the parent and non-controlling interest	**4,292,711**	**4,354,322**
Items that may be subsequently reclassified to the income statement	**(1,920,845)**	**(344,224)**
Securities available for sale	**(1,935,562)**	**(372,743)**
- Own and Subsidiaries	(3,270,459)	(731,823)
- Associates and jointly controlled entities	(55,060)	80,108
- Tax effect	1,389,957	278,972
Cash flow hedge	28,358	44,776
Hedge of investment abroad	(189,173)	(52,534)
Tax effect	77,205	4,835
Foreign exchange differences on translations of foreign operations	98,327	31,442
Items that cannot be reclassified to the income statement	**(10)**	**(8)**
Remeasurement of defined benefit liability (asset)	(10)	(8)
Total other comprehensive income	**(1,920,855)**	**(344,232)**
Accumulated other comprehensive income	**2,371,856**	**4,010,090**

Attributable to shareholders:		
Shareholders of the parent	2,290,031	3,936,072
Non-controlling interests	81,825	74,018

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Statements of Changes in Shareholders' Equity

								R$ thousands
	Capital	Capital reserves	Profit reserves		Accumulated other comprehensive income	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory				
Balance on December 31, 2022	**87,100,000**	**11,441**	**12,584,615**	**60,979,593**	**(6,188,049)**	**(224,377)**	**-**	**154,263,223**
Asset valuation adjustments (1)	-	-	-	-	(344,232)	-	-	(344,232)
Net income	-	-	-	-	-	-	4,280,304	4,280,304
Allocations:								
- Reserves	-	-	214,015	1,188,336	-	-	(1,402,351)	-
- Interest on Shareholders' Equity paid and/or provisioned	-	-	-	-	-	-	(2,877,953)	(2,877,953)
Balance on March 31, 2023	**87,100,000**	**11,441**	**12,798,630**	**62,167,929**	**(6,532,281)**	**(224,377)**	**-**	**155,321,342**
Balance on December 31, 2023	**87,100,000**	**11,441**	**13,340,705**	**63,810,124**	**(3,079,821)**	**-**	**-**	**161,182,449**
Acquisition of treasury shares	-	-	-	-	-	(293,398)	-	(293,398)
Asset valuation adjustments (1)	-	-	-	-	(1,920,855)	-	-	(1,920,855)
Net income	-	-	-	-	-	-	4,210,886	4,210,886
Allocations:								
- Reserves	-	-	210,544	1,384,726	-	-	(1,595,270)	-
- Interest on Shareholders' Equity paid and/or provisioned	-	-	-	-	-	-	(2,615,616)	(2,615,616)
Balance on March 31, 2024	**87,100,000**	**11,441**	**13,551,249**	**65,194,850**	**(5,000,676)**	**(293,398)**	**-**	**160,563,466**

(1) Includes the effects of foreign exchange variation related to the translation of foreign operations.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Statements of Cash Flow

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Cash flows from operating activities:		
Income before income taxes and non-controlling interests	**4,463,361**	**4,287,333**
Adjustments for:	**16,529,715**	**17,353,938**
- Effect of changes in foreign exchange rates on cash and cash equivalents	190,229	(198,302)
- Expected credit loss associated with credit risk	8,432,611	9,661,923
– Depreciation and amortization	1,644,091	1,581,801
- Constitution/reversion of impairment losses of assets	104,791	275,065
- Constitution/reversion and inflation indexation of Civil, Labor and Tax Provisions	1,417,543	566,741
- Expenses with interest and inflation indexation of technical provisions for insurance, pension plans and capitalization bonds	7,419,523	8,028,049
- Share of profit (loss) of associates and jointly controlled entities	(463,930)	(395,879)
- (Gain)/loss on Investments	11,645	9,012
- (Gain)/loss on sale of fixed assets	(17,407)	(30,245)
- (Gain)/loss on sale of non-financial assets held for sale	(1,645)	(23,800)
- Foreign exchange variation from other assets and liabilities overseas	(2,207,736)	(2,120,427)
(Increase)/Decrease in assets	**3,501,426**	**(1,451,964)**
- Interbank investments	3,148,870	(4,848,064)
- Compulsory deposits with the Brazilian Central Bank	4,657,138	(1,519,094)
- Trading securities and derivative financial instruments	22,000,380	(976,459)
- Loans and leases	(17,254,977)	(1,138,193)
- Deferred income tax assets	(1,273,922)	(361,503)
- Other assets	340,840	1,644,654
- Other financial instruments	(8,116,903)	5,746,695
(Increase)/Decrease in liabilities	**(6,379,212)**	**5,801,471**
- Deposits and other financial liabilities	(6,011,831)	7,377,532
- Deferred income tax liabilities	(2,176,519)	(2,286,359)
- Other provisions	1,529,601	(2,768,021)
- Other liabilities	2,415,339	5,763,147
Income tax and social contribution paid	(2,135,802)	(2,284,828)
Net cash provided by/(used in) operating activities	**18,115,290**	**25,990,778**
Cash flows from investing activities:		
Proceeds from maturity of and interest on held-to-maturity securities	2,060,766	3,556,096
Proceeds from sale of/maturity of and interest on available-for-sale securities	34,216,356	70,098,782
Proceeds from sale of non-financial assets held for sale	151,946	118,037
Investment acquisitions	-	(14,333)
Proceeds from sale of premises and equipment	177,312	631,218
Acquisition of subsidiaries, net of cash and cash equivalents acquired	-	(84,767)
Purchases of available-for-sale securities	(32,913,487)	(25,662,410)
Purchase of premises and equipment	(383,241)	(709,109)
Intangible asset acquisitions	(1,400,748)	(1,890,783)
Dividends and interest on shareholders' equity received	72,468	72,439
Net cash provided by/(used in) investing activities	**1,981,372**	**46,115,170**
Cash flows from financing activities:		
Securities issued	22,110,088	19,210,620
Settlement and interest payments of securities issued	(20,254,937)	(17,892,230)
Settlement and interest payments of subordinated debts	(1,617,517)	(6,197,238)
Interest on equity/dividends paid	(504,098)	(5,675,916)
Non-controlling interest	(130,648)	10,361
Acquisition of treasury shares	(293,398)	-
Net cash provided by/(used in) financing activities	**(690,510)**	**(10,544,403)**
Net increase/(decrease) in cash and cash equivalents	**19,406,152**	**61,561,545**
Cash and cash equivalents - at the beginning of the period	186,790,580	126,185,421
Effect of changes in foreign exchange rates on cash and cash equivalents	(190,229)	198,302
Cash and cash equivalents - at the end of the period	206,006,503	187,945,268
Net increase/(decrease) in cash and cash equivalents	**19,406,152**	**61,561,545**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Statements of Added Value

Description	R$ thousands			
	Three-month period ended on March 31			
	2024	%	2023	%
1 – Revenue	**46,352,116**	**377.5**	**48,596,845**	**404.1**
1.1) Financial intermediation	**47,748,917**	**388.8**	**51,023,398**	**424.3**
1.2) Fees and commissions	**6,896,436**	**56.2**	**6,888,490**	**57.3**
1.3) Expected credit loss associated with credit risk expense	**(8,432,611)**	**(68.7)**	**(9,661,923)**	**(80.3)**
1.4) Other	**139,374**	**1.1**	**346,880**	**2.9**
2 – Financial intermediation expenses	**(28,899,789)**	**(235.3)**	**(31,440,474)**	**(261.5)**
3 – Inputs acquired from third parties	**(3,992,309)**	**(32.5)**	**(3,945,636)**	**(32.8)**
Outsourced services	(1,209,616)	(9.9)	(1,253,201)	(10.4)
Data processing	(603,064)	(4.9)	(560,850)	(4.7)
Communication	(190,212)	(1.5)	(249,621)	(2.1)
Asset maintenance	(365,274)	(3.0)	(333,502)	(2.8)
Financial system services	(534,359)	(4.4)	(412,505)	(3.4)
Advertising and marketing	(274,250)	(2.2)	(260,246)	(2.2)
Security and surveillance	(143,640)	(1.2)	(150,823)	(1.3)
Transport	(182,609)	(1.5)	(188,212)	(1.6)
Material, water, electricity and gas	(131,171)	(1.1)	(118,244)	(1.0)
Travel	(30,444)	(0.2)	(27,398)	(0.2)
Other	(327,670)	(2.7)	(391,034)	(3.3)
4 – Gross added value (1-2-3)	**13,460,018**	**109.6**	**13,210,735**	**109.9**
5 – Depreciation and amortization	**(1,644,091)**	**(13.4)**	**(1,581,801)**	**(13.2)**
6 – Net added value produced by the entity (4-5)	**11,815,927**	**96.2**	**11,628,934**	**96.7**
7 – Added value received through transfer	**463,930**	**3.8**	**395,879**	**3.3**
Share of profit (loss) of associates and jointly controlled companies	463,930	3.8	395,879	3.3
8 – Added value to distribute (6+7)	**12,279,857**	**100.0**	**12,024,813**	**100.0**
9 - Added Value Distributed	**12,279,857**	**100.0**	**12,024,813**	**100.0**
9.1) Personnel	**5,087,496**	**41.4**	**4,911,245**	**40.8**
Salaries	2,940,820	23.9	2,799,641	23.3
Benefits	1,494,777	12.2	1,404,772	11.7
Government Severance Indemnity Fund for Employees (FGTS)	253,059	2.1	266,025	2.2
Other	398,840	3.2	440,807	3.7
9.2) Tax, fees and contributions	**2,612,979**	**21.3**	**2,454,675**	**20.4**
Federal	2,322,194	18.9	2,146,544	17.9
State	825	-	274	-
Municipal	289,960	2.4	307,857	2.6
9.3) Remuneration for providers of capital	**286,671**	**2.3**	**304,571**	**2.5**
Rental	285,810	2.3	304,270	2.5
Asset leases	861	-	301	-
9.4) Added Value distributed to shareholders	**4,292,711**	**35.0**	**4,354,322**	**36.2**
Interest on shareholders' equity	2,615,616	21.3	2,877,953	23.9
Retained earnings	1,595,270	13.0	1,402,351	11.7
Non-controlling interests in retained earnings	81,825	0.7	74,018	0.6

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Index of Notes

The accompanying Notes are an integral part of these Consolidated Financial Statements and are distributed as follows:

1) OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank, it's headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of São Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, asset management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco group (Organization), working together in an integrated manner in the market.

2) PRESENTATION OF THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Bradesco's consolidated interim financial statements (condensed) comprise the financial statements of Bradesco, its subsidiaries, branches abroad and the investment funds that it controls, as established by Technical Pronouncement CPC 36 (R3) – Consolidated Financial Statements.

For the preparation of these consolidated interim financial statements, the intercompany transactions, balances of equity accounts, revenues, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on acquisitions of investments in associates and jointly controlled entities is presented in investments (Note 12) and goodwill on acquisitions of subsidiaries is presented in intangible assets (Note 14a).

These consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil. These practices comply with the rules and instructions of the National Monetary Council (CMN) and the Central Bank of Brazil (Bacen), including CMN Resolution No. 4,818/20, BCB Resolution No. 2/20, and the guidelines emanating from Law No. 4,595/ 64 (National Financial System Law) and nº 6,404/76 (Corporations Law), with the respective changes introduced by Laws nº 11,638/07 and nº 11,941/09. The rules of the Securities Commission (CVM), the National Private Insurance Council (CNSP), the Superintendency of Private Insurance (Susep) and the National Supplementary Health Agency (ANS), were applied, where applicable, and when not in conflict with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen). The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item in the statement of financial position.

Pursuant to the option provided for in article 77 of CMN Resolution No. 4,966/22, these consolidated financial statements were prepared in addition to Bradesco's consolidated financial statements prepared in accordance with IFRS, which are being issued on the same date, accompanied by an independent auditors' report.

The condensed interim statements present all relevant information for understanding the changes in the Organization's equity and financial situation, in its performance and in its cash flows occurred since the end of the most recent fiscal year, including, at least, the balance of each one of the groups and subgroups of accounts that are included in the most recent full financial statements.

Management declares that all relevant financial information required to be presented in these consolidated financial statements, is being disclosed, and corresponds to the information used by it in the management of the Organization.

The consolidated financial statements include estimates and assumptions, such as: the calculation of expected credit loss associated with credit risk; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets.

Certain figures included in these consolidated financial statements have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Bradesco’s condensed consolidated interim financial statements were approved by the Board of Directors on April 30, 2024.

a) Consolidation

Below are the principal directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On March 31, 2024	On December 31, 2023	On March 31, 2024	On December 31, 2023
Financial Sector – Brazil						
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A.	São Paulo - Brazil	Digital Bank	100.00%	100.00%	100.00%	100.00%
Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Asset management	51.00%	51.00%	51.00%	51.00%
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas						
Banco Bradesco Europa S.A. (1)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1) (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (1)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (1)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (1)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (1)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (3)	Jalisco - Mexico	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco Bank (4)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil						
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (5)	São Paulo - Brazil	Dental care	52.89%	52.89%	52.89%	52.89%
Insurance - Overseas						

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On March 31, 2024	On December 31, 2023	On March 31, 2024	On December 31, 2023
Bradesco Argentina de Seguros S.A. (1) (5)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil						
Andorra Holdings S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Investment Funds (6)						
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Master II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Priv Performance FICFI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Cred Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private PB FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	99.37%	100.00%	99.37%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF A PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) The functional currency of these companies abroad is the Brazilian Real;
(2) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of receivables received overseas;
(3) The functional currency of this company is the Mexican Peso;
(4) The functional currency of this company is the US Dollar;
(5) Accounting information used with date lag of up to 60 days; and
(6) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3) MATERIAL ACCOUNTING POLICIES

The consolidated interim financial statements follow, in all its relevant aspects, uniform principles, methods and criteria in relation to those adopted for the annual condensed consolidated interim financial statements for the year ended December 31, 2023 and should be analyzed in conjunction with those condensed consolidated interim financial statements.

4) USE OF SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The significant accounting estimates and judgments used in the preparation of these condensed consolidated interim financial statements are consistent with those adopted for the annual financial statements for the year ended December 31, 2023.

5) CASH AND CASH EQUIVALENTS

		R$ thousands
	On March 31, 2024	On December 31, 2023
Cash and due from banks in domestic currency	14,377,944	14,765,830
Cash and due from banks in foreign currency	5,000,191	2,566,314
Total cash and due from banks	**19,378,135**	**17,332,144**
Discretionary deposits at the Central Bank	19,405,844	24,205,291
Interbank investments (1)	167,222,524	145,253,145
Total cash and cash equivalents	**206,006,503**	**186,790,580**

(1) Mature 90 days or less from the date they were invested and with insignificant risk of change in fair value.

6) INTERBANK INVESTMENTS

a) Breakdown and maturity

						R$ thousands
	On March 31, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Securities purchased under agreements to resell:						
Own portfolio position	**28,398,360**	**1,090,141**	**-**	**10,000**	**29,498,501**	**25,580,606**
• Financial treasury bills	16,471,556	334,486	-	-	16,806,042	9,096,039
• National treasury notes	4,293,462	745,433	-	-	5,038,895	11,061,566
• National treasury bills	6,309,227	-	-	-	6,309,227	4,334,250
• Other	1,324,115	10,222	-	10,000	1,344,337	1,088,751
Funded position	**138,188,283**	**2,275,565**	**-**	**-**	**140,463,848**	**127,843,191**
• Financial treasury bills	67,568,982	408,047	-	-	67,977,029	32,175,574
• National treasury notes	20,809,198	702,710	-	-	21,511,908	24,705,744
• National treasury bills	49,810,103	1,164,808	-	-	50,974,911	70,961,873
Unrestricted position	**12,804,335**	**21,595,464**	**-**	**-**	**34,399,799**	**33,175,552**
• National treasury bills	12,804,335	21,595,464	-	-	34,399,799	33,175,552
Subtotal	**179,390,978**	**24,961,170**	**-**	**10,000**	**204,362,148**	**186,599,349**
Interest-earning deposits in other banks:						
• Interest-earning deposits in other banks:	4,317,600	9,888,688	2,664,617	2,690,983	19,561,888	18,504,300
• Allowance for losses	(384)	(256)	(228)	-	(868)	(990)
Subtotal	**4,317,216**	**9,888,432**	**2,664,389**	**2,690,983**	**19,561,020**	**18,503,310**
On March 31, 2024	**183,708,194**	**34,849,602**	**2,664,389**	**2,700,983**	**223,923,168**	
%	**82.0**	**15.6**	**1.2**	**1.2**	**100.0**	
On December 31, 2023	**167,593,734**	**29,616,018**	**6,202,321**	**1,690,586**		**205,102,659**
%	**81.8**	**14.4**	**3.0**	**0.8**		**100.0**

b) Income from interbank investments

These amounts are presented in the income statement as a component of revenue from financial intermediation – Net gain or (loss) with Securities and interbank investments.

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Income from investments in purchase and sale commitments:		
• Own portfolio position	1,242,523	1,241,475
• Funded position	4,472,498	4,148,571
• Unrestricted position	1,164,138	658,201
Subtotal	**6,879,159**	**6,048,247**
Income from interest-earning deposits in other banks/Others	**925,636**	**746,506**
Total (Note 9f III)	**7,804,795**	**6,794,753**

7) COMPULSORY AND OTHER DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a) Reserve requirement and other deposits

			R$ thousands
	Remuneration	On March 31, 2024	On December 31, 2023
Compulsory deposit – demand deposits	not remunerated	10,833,478	12,318,759
Compulsory deposit – savings deposits	savings index	25,057,858	25,391,346
Compulsory deposit – time deposits	Selic rate	68,968,062	71,806,431
Discretionary deposits at the Central Bank	Selic rate	19,405,844	24,205,291
Total		**124,265,242**	**133,721,827**

b) Revenue from compulsory deposits with the Brazilian Central Bank

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Reserve requirement – Bacen (Compulsory deposit)	2,221,491	2,393,835
Reserve requirement – SFH (1)	2,297	1,582
Total	**2,223,788**	**2,395,417**

(1) Deposits requirement to SFH (Housing Finance System) are recorded under the caption "Other assets".

8) SECURITIES

a) Classification by categories, terms and business activities

I) Trading securities

R$ thousands

Securities	On March 31, 2024							On December 31, 2023	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**28,297,828**	**7,726,063**	**1,639,189**	**44,723,808**	**82,386,888**	**82,498,112**	**(111,224)**	**104,158,364**	**451,381**
Financial treasury bills	-	1,753,413	1,477,877	7,317,777	10,549,067	10,547,709	1,358	11,998,244	1,826
National treasury notes	5,371,474	4,496,035	71,626	24,017,108	33,956,243	34,191,673	(235,430)	33,774,261	188,714
Debentures	46,265	43,021	1,889	816,541	907,716	908,221	(505)	1,094,767	(35,860)
National treasury bills	13,332,010	487,591	57,115	9,627,447	23,504,163	23,506,816	(2,653)	45,150,161	39,584
Other	9,548,079	946,003	30,682	2,944,935	13,469,699	13,343,693	126,006	12,140,931	257,117
- Insurance Group	**15,405,582**	**15,190,539**	**11,509,961**	**222,476,684**	**264,582,766**	**263,965,160**	**617,606**	**262,488,971**	**1,233,871**
• Insurance and Capitalization bonds	**3,102,225**	**2,959,175**	**2,207,732**	**8,923,947**	**17,193,079**	**17,202,833**	**(9,754)**	**15,664,650**	**(9,749)**
- Financial treasury bills	-	2,951,399	2,084,144	8,687,077	13,722,620	13,718,551	4,069	12,441,035	3,076
- Financial bills	388	1,679	119,631	7,853	129,551	131,412	(1,861)	136,996	(1,921)
- Other	3,101,837	6,097	3,957	229,017	3,340,908	3,352,870	(11,962)	3,086,619	(10,904)
• Pension plans	**12,303,357**	**12,231,364**	**9,302,229**	**213,552,737**	**247,389,687**	**246,762,327**	**627,360**	**246,824,321**	**1,243,620**
- Financial treasury bills	-	3,306,695	2,307,626	131,299,805	136,914,126	136,663,153	250,973	135,730,967	222,199
- National treasury notes	123,488	1,101,046	48,110	31,089,237	32,361,881	32,537,440	(175,559)	25,593,009	310,698
- National treasury bills	-	19,519	32,797	16,348,524	16,400,840	16,275,937	124,903	17,860,069	445,415
- Financial bills	2,694,216	6,893,025	6,250,596	16,390,721	32,228,558	32,003,024	225,534	34,120,095	128,985
- Debentures	515,845	677,837	500,017	17,807,146	19,500,845	19,305,169	195,676	17,522,495	134,488
- Other	8,969,808	233,242	163,083	617,304	9,983,437	9,977,604	5,833	15,997,686	1,835
- Other activities	**286,037**	**-**	**-**	**3,278**	**289,315**	**289,317**	**(2)**	**3,193**	**6**
Other	286,037	-	-	3,278	289,315	289,317	(2)	3,193	6
Total	**43,989,447**	**22,916,602**	**13,149,150**	**267,203,770**	**347,258,969**	**346,752,589**	**506,380**	**366,650,528**	**1,685,258**

II) Available-for-sale securities

Securities (2)	On March 31, 2024							On December 31, 2023	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**10,721,971**	**25,065,323**	**36,328,802**	**193,970,910**	**266,087,006**	**265,449,140**	**637,866**	**259,396,081**	**1,764,893**
National treasury bills	17,493	-	4,519,374	23,635,660	28,172,527	27,730,023	442,504	27,245,164	705,540
Debentures	112,213	5,023,013	3,233,679	64,203,154	72,572,059	72,425,588	146,471	72,019,509	333,752
National treasury notes	-	3,318,175	18,864,583	46,735,355	68,918,113	69,496,913	(578,800)	62,471,947	290,207
Stocks	5,534,631	-	-	-	5,534,631	5,555,044	(20,413)	5,534,634	(20,410)
Foreign government bonds	931,734	3,677,739	3,335,018	329,399	8,273,890	8,323,335	(49,445)	10,394,439	(11,389)
Promissory notes	-	4,538,758	1,883,360	10,242,346	16,664,464	16,328,378	336,086	15,534,951	222,112
Financial treasury bills	-	1,386,812	509,320	26,212,573	28,108,705	28,043,875	64,830	29,447,298	68,278
Rural product notes	1,154,338	5,892,556	3,084,502	15,851,416	25,982,812	25,571,713	411,099	26,155,965	315,818
Other	2,971,562	1,228,270	898,966	6,761,007	11,859,805	11,974,271	(114,466)	10,592,174	(139,015)
- Insurance Group	**5,750,352**	**708,951**	**3,830,457**	**28,935,825**	**39,225,585**	**42,563,216**	**(3,337,631)**	**32,275,162**	**(2,965,810)**
▪ Insurance and Capitalization bonds	**3,482,167**	**698,701**	**3,566,049**	**9,833,476**	**17,580,393**	**20,550,938**	**(2,970,545)**	**18,361,839**	**(2,316,057)**
- National treasury notes	-	127,210	2,211,057	9,556,369	11,894,636	13,150,205	(1,255,569)	12,195,756	(1,024,764)
- Stocks	2,959,540	-	-	-	2,959,540	4,664,112	(1,704,572)	3,141,705	(1,278,466)
- National treasury bills	-	187,218	1,124,508	-	1,311,726	1,316,457	(4,731)	1,586,701	(7,376)
- Other	522,627	384,273	230,484	277,107	1,414,491	1,420,164	(5,673)	1,437,677	(5,451)
▪ Pension plans	**2,268,185**	**10,250**	**264,408**	**19,102,349**	**21,645,192**	**22,012,278**	**(367,086)**	**13,913,323**	**(649,753)**
- National treasury notes	-	10,250	239,029	18,460,724	18,710,003	19,329,696	(619,693)	10,776,604	(983,761)
- Stocks	2,268,185	-	-	-	2,268,185	2,021,006	247,179	2,351,086	326,600
- Debentures	-	-	-	641,625	641,625	636,225	5,400	643,958	7,896
- Other	-	-	25,379	-	25,379	25,351	28	141,675	(488)
- Other activities	**360**	**-**	**1**	**112**	**473**	**272**	**201**	**6,808**	**278**
Other	360	-	1	112	473	272	201	6,808	278
Subtotal	**16,472,683**	**25,774,274**	**40,159,260**	**222,906,847**	**305,313,064**	**308,012,628**	**(2,699,564)**	**291,678,051**	**(1,200,639)**
Accounting Hedge (Note 9f II) (1)	-	-	-	-	-	-	(1,504,251)	-	(1,343,437)
Securities reclassified to "Held-to-maturity securities"	-	-	-	-	-	-	(1,218,037)	-	(1,893,681)
Total	**16,472,683**	**25,774,274**	**40,159,260**	**222,906,847**	**305,313,064**	**308,012,628**	**(5,421,852)**	**291,678,051**	**(4,437,757)**

R$ thousands

III)Held-to-maturity securities

Securities (2)	On March 31, 2024							On December 31, 2023	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
									R$ thousands
- Financial	**-**	**-**	**25,011,119**	**14,604,704**	**39,615,823**	**39,208,722**	**(407,101)**	**41,116,160**	**(393,307)**
National treasury bills	-	-	10,651,960	3,844,345	14,496,305	14,646,172	149,867	15,069,533	201,656
Certificates of real estate receivables	-	-	-	3,956,737	3,956,737	3,888,248	(68,489)	4,587,496	(93,457)
National treasury notes	-	-	13,326,249	2,612,272	15,938,521	15,440,457	(498,064)	16,414,494	(556,139)
Other	-	-	1,032,910	4,191,350	5,224,260	5,233,845	9,585	5,044,637	54,633
- Insurance Group	**-**	**2,781,154**	**-**	**48,548,889**	**51,330,043**	**51,010,931**	**(319,112)**	**57,639,957**	**2,363,582**
• Insurance and Capitalization bonds	**-**	**147,550**	**-**	**10,831,237**	**10,978,787**	**10,217,305**	**(761,482)**	**10,782,836**	**(233,007)**
- National treasury notes	-	147,550	-	10,831,237	10,978,787	10,217,305	(761,482)	10,782,836	(233,007)
• Pension plans	**-**	**2,633,604**	**-**	**37,717,652**	**40,351,256**	**40,793,626**	**442,370**	**46,857,121**	**2,596,589**
- National treasury notes	-	2,633,604	-	37,717,652	40,351,256	40,793,626	442,370	46,857,121	2,596,589
Total	**-**	**2,781,154**	**25,011,119**	**63,153,593**	**90,945,866**	**90,219,653**	**(726,213)**	**98,756,117**	**1,970,275**

b) Composition of the securities portfolio by type and maturity

R$ thousands

Securities	On March 31, 2024					On December 31, 2023 (3) (4)
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total (3) (4)	
Own securities	**53,804,211**	**39,723,444**	**47,945,695**	**438,299,184**	**579,772,534**	**601,741,287**
Fixed income securities	32,964,576	39,723,444	47,945,695	438,299,184	558,932,899	580,652,695
Equity securities	20,839,635	-	-	-	20,839,635	21,088,592
Restricted securities	**6,657,919**	**11,587,850**	**28,548,499**	**111,321,916**	**158,116,184**	**147,754,706**
- Subject to repurchase agreements	-	4,866,224	23,807,936	74,248,635	102,922,795	103,254,988
- Privatization rights	-	-	-	14,251	14,251	15,489
- Given in guarantee	6,657,919	6,721,626	4,740,563	37,059,030	55,179,138	44,484,229
Securities sold under repurchase agreements - unrestricted	**-**	**160,736**	**1,825,335**	**3,643,110**	**5,629,181**	**7,588,703**
Total	**60,462,130**	**51,472,030**	**78,319,529**	**553,264,210**	**743,517,899**	**757,084,696**
%	8.2	6.9	10.5	74.4	100.0	100.0

(1) Related to derivative financial instruments classified as accounting hedges of available-for-sale securities;
(2) In compliance with the provisions of article 8 of Bacen Circular No. 3,068/01, Bradesco declares that it has the financial capacity and intention to hold securities classified in the held-to-maturity category until maturity. In January 2024, with the adoption of SUSEP Circular No. 678, Management decided to reclassify Securities classified as Held to Maturity to the Available for Sale category, in the amount of R$7,979,100 thousand. This reclassification was due to the alignment of the asset strategy related to technical provisions for Insurance and Pensions. In the year ended December 31, 2023, there were no sales or reclassifications of securities classified in the Held to Maturity category;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification; and
(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models or price quotations for instruments with similar characteristics. In the case of investments in investment funds, the updated cost reflects the market value of the respective shares.

c) Impairment of Securities

In the first quarter of 2024, there was an impairment expense on financial assets in the amount of R$61,805 thousand, net of constitution/(reversal) and which includes the result determined in the sale or transfer of financial assets, classified in the categories "Available for Sale" and "Held until Maturity" (2023 – R$275,065 thousand).

9) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers' requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Derivative financial instruments are recognized in the consolidated financial statements at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Market-derived information is used in the determination of the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from B3 (the Brazilian securities, commodities and futures exchange), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps and futures and are registered with B3.

Foreign derivative financial instruments refer to swaps, forwards, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, seek gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

a) Amount of derivative financial instruments recognized by index

	On March 31, 2024					On December 31, 2023				R$ thousands
	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value
Futures contracts										
Purchase commitments:	**143,912,986**		**-**	**-**	**-**	**164,372,715**		**-**	**-**	**-**
- Interbank market	100,655,108	-	-	-	-	132,161,908	-	-	-	-
- Foreign currency	22,343,262	-	-	-	-	14,481,278	-	-	-	-
- Other	20,914,616	2,484,881	-	-	-	17,729,529	10,106,786	-	-	-
Sale commitments:	**234,560,845**		**-**	**-**	**-**	**220,715,317**		**-**	**-**	**-**
- Interbank market (1)	166,030,229	65,375,121	-	-	-	163,879,990	31,718,082	-	-	-
- Foreign currency (2)	50,100,881	27,757,619	-	-	-	49,212,584	34,731,306	-	-	-
- Other	18,429,735	-	-	-	-	7,622,743	-	-	-	-
Option contracts										
Purchase commitments:	**1,020,201,038**		**2,865,261**	**68,889**	**2,934,150**	**1,030,322,549**		**3,175,395**	**257,087**	**3,432,482**
- Interbank market	772,013,697	5,404,478	2,152,564	-	2,152,564	928,351,318	9,300,669	2,354,374	-	2,354,374
- Foreign currency	6,198,102	1,913,266	64,312	(28,588)	35,724	4,580,443	6,359	77,305	20,244	97,549
- Other	241,989,239	2,501,873	648,385	97,477	745,862	97,390,788	-	743,716	236,843	980,559
Sale commitments:	**1,010,381,421**		**(4,678,326)**	**158,899**	**(4,519,427)**	**1,022,551,043**		**(2,071,414)**	**(165,205)**	**(2,236,619)**
- Interbank market	766,609,219	-	(243,843)	-	(243,843)	919,050,649	-	(719,366)	-	(719,366)
- Foreign currency	4,284,836	-	(50,731)	38,669	(12,062)	4,573,904	-	(68,382)	47,472	(20,910)
- Other	239,487,366	-	(4,383,752)	120,230	(4,263,522)	98,926,490	1,535,702	(1,283,666)	(212,677)	(1,496,343)
Forward contracts						-				
Purchase commitments:	**51,651,912**		**155,603**	**(3,113)**	**152,490**	**34,113,304**		**(855,134)**	**(3,953)**	**(859,087)**
- Foreign currency	44,398,498	13,460,410	(259,904)	428	(259,476)	33,043,985	8,345,257	(849,505)	(551)	(850,056)
- Other	7,253,414	60,953	415,507	(3,541)	411,966	1,069,319	-	(5,629)	(3,402)	(9,031)
Sale commitments:	**38,130,549**		**(187,204)**	**(7,279)**	**(194,483)**	**28,256,407**		**772,080**	**(8,496)**	**763,584**
- Foreign currency (2)	30,938,088	-	149,604	(231)	149,373	24,698,728	-	449,969	-	449,969
- Other	7,192,461	-	(336,808)	(7,048)	(343,856)	3,557,679	2,488,360	322,111	(8,496)	313,615
Swap contracts						-				
Assets (long position):	**833,888,392**		**5,317,848**	**1,300,930**	**6,618,778**	**786,364,992**		**6,973,332**	**828,588**	**7,801,920**
- Interbank market	52,222,361	-	626,858	914,475	1,541,333	45,590,283	13,012,809	1,799,507	1,093,110	2,892,617
- Fixed rate	524,948,289	42,519,187	856,832	29,905	886,737	541,219,843	102,880,024	1,389,077	(5,992)	1,383,085
- Foreign currency	245,417,508	177,202,726	2,905,979	29,032	2,935,011	194,344,754	-	2,960,898	(345,557)	2,615,341
- IGPM (General Index of market pricing)	69,503	-	48,922	2,196	51,118	87,639	-	74,582	3,334	77,916
- Other	11,230,731	5,029,283	879,257	325,322	1,204,579	5,122,473	-	749,268	83,693	832,961

										R$ thousands
	On March 31, 2024					On December 31, 2023				
	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value
Liabilities (short position):	**758,509,973**		**(6,540,996)**	**(1,203,608)**	**(7,744,604)**	**783,299,290**		**(8,124,013)**	**(907,138)**	**(9,031,151)**
- Interbank market	201,475,361	149,253,000	(1,268,501)	(640,479)	(1,908,980)	32,577,474	-	(1,721,999)	(1,190,305)	(2,912,304)
- Fixed rate	482,429,102	-	(1,411,649)	(409,798)	(1,821,447)	438,339,819	-	(1,734,296)	(614,622)	(2,348,918)
- Foreign currency	68,214,782	-	(2,726,374)	(147,801)	(2,874,175)	284,842,617	90,497,863	(2,985,854)	(109,307)	(3,095,161)
- IGPM (General Index of market pricing)	189,280	119,777	(231,245)	(11,343)	(242,588)	190,560	102,921	(238,476)	(13,896)	(252,372)
- Other	6,201,448	-	(903,227)	5,813	(897,414)	27,348,820	22,226,347	(1,443,388)	1,020,992	(422,396)
Total	**4,091,237,116**		**(3,067,814)**	**314,718**	**(2,753,096)**	**4,069,995,617**		**(129,754)**	**883**	**(128,871)**

Derivatives include operations maturing in D+1 (day following the reporting date).

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$124,731,306 thousand (R$102,934,940 thousand on December 31, 2023); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$20.878.475 thousand (R$44,821,117 thousand on December 31, 2023) (Note 9f II);
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling R$32,496,909 thousand (R$31,320,736 thousand on December 31, 2023); and
(3) Represents the net position between the Asset and Liability totals.

b) Breakdown of derivative financial instruments (assets and liabilities) shown at amortized cost, fair value and by maturity

R$ thousands

	On March 31, 2024							On December 31, 2023
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Fair value	Amortized cost	Fair value adjustment	Fair value
Swaps	118,793	595,920	623,376	5,280,689	6,618,778	5,317,848	1,300,930	7,801,920
Forward purchases	429,730	1,550,823	1,561,856	3,541,499	7,083,908	7,088,000	(4,092)	295,670
Forward sales (1)	492,758	903,427	820,856	4,889,225	7,106,266	7,114,540	(8,274)	3,883,277
Premiums on exercisable options	1,887,848	82,738	634,423	329,141	2,934,150	2,865,261	68,889	3,432,482
Total assets (A)	**2,929,129**	**3,132,908**	**3,640,511**	**14,040,554**	**23,743,102**	**22,385,649**	**1,357,453**	**15,413,349**
Swaps	(408,661)	(457,245)	(1,235,923)	(5,642,775)	(7,744,604)	(6,540,996)	(1,203,608)	(9,031,151)
Forward purchases	(152,948)	(1,598,124)	(1,646,881)	(3,533,465)	(6,931,418)	(6,932,397)	979	(1,154,757)
Forward sales	(800,253)	(851,147)	(760,157)	(4,889,192)	(7,300,749)	(7,301,744)	995	(3,119,693)
Premiums on written options	(3,598,241)	(165,172)	(393,073)	(362,941)	(4,519,427)	(4,678,326)	158,899	(2,236,619)
Total liabilities (B)	**(4,960,103)**	**(3,071,688)**	**(4,036,034)**	**(14,428,373)**	**(26,496,198)**	**(25,453,463)**	**(1,042,735)**	**(15,542,220)**
Net position (A-B)	**(2,030,974)**	**61,220**	**(395,523)**	**(387,819)**	**(2,753,096)**	**(3,067,814)**	**314,718**	**(128,871)**

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c) Futures, options, forward and swap contracts – Nominal Value

R$ thousands

	On March 31, 2024					On December 31, 2023
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	
Futures contracts (1)	70,318,286	86,437,127	93,426,557	128,291,861	378,473,831	385,088,032
Option contracts	184,206,696	732,524,098	1,108,662,494	5,189,171	2,030,582,459	2,052,873,592
Forward contracts (1)	50,269,679	10,331,439	13,363,439	15,817,904	89,782,461	62,369,711
Swap contracts	150,083,745	147,741,857	170,483,032	1,124,089,731	1,592,398,365	1,569,664,282
Total on March 31, 2024	**454,878,406**	**977,034,521**	**1,385,935,522**	**1,273,388,667**	**4,091,237,116**	
Total on December 31, 2023	**1,580,252,640**	**328,136,848**	**822,724,031**	**1,338,882,098**		**4,069,995,617**

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

d) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

	R$ thousands	
	On March 31, 2024	On December 31, 2023
Government securities		
National treasury notes	5,596,732	5,079,555
Financial treasury bills	3,211,236	3,033,028
National treasury bills	2,695,749	154,674
Total	**11,503,717**	**8,267,257**

e) Gains and losses, net

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Swap contracts	208,844	897,339
Forward contracts (1)	(537,116)	(1,496,822)
Option contracts	(47,238)	289,926
Futures contracts (1)	(181,537)	1,750,178
Foreign exchange variation of assets and liabilities overseas	192,050	(158,381)
Total (Note 9f III)	**(364,997)**	**1,282,240**

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f) Nominal values of derivative financial instruments, by trading location and counterparty

	R$ thousands	
	On March 31, 2024	On December 31, 2023
B3 (stock exchange)	2,378,979,186	2,413,235,224
B3 (over-the-counter)	**230,896,507**	**215,663,967**
- Financial Institutions	21,219,389	38,172,522
- Companies	209,630,939	177,426,746
- Individuals	46,179	64,699
Overseas (stock exchange) (1)	16,304,693	9,870,017
Overseas (over-the-counter) (1)	1,465,056,730	1,431,226,409
Total	**4,091,237,116**	**4,069,995,617**

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	On March 31, 2024	On December 31, 2023
		R$ thousands
Risk received in credit swaps - Notional	**2,115,666**	**2,044,989**
- Debt securities issued by companies	663,620	637,962
- Brazilian government bonds	834,016	808,158
- Foreign government bonds	618,030	598,869
Risk transferred in credit swaps - Notional	**(1,338,982)**	**(1,297,468)**
- Brazilian government bond derivatives	(729,445)	(706,830)
- Foreign government bond derivatives	(609,537)	(590,639)
Total net credit risk value	**776,684**	**747,521**

The contracts related to credit derivatives transactions described above are due in 2028. There were no credit events, as defined in the agreements, during the period.

II) Hedge Accounting

On March 31, 2024, Bradesco maintained hedges consisting of:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the net income of the Organization. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	Hedge instrument nominal value	Hedge object book value	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
				R$ thousands
Hedge of interest receipts from investments in securities (1)	20,878,475	21,108,026	90,696	49,883
Hedge of interest payments on funding (1)	124,731,306	124,949,724	(703,046)	(386,675)
Total on March 31, 2024 (2)	**145,609,781**	**146,057,750**	**(612,350)**	**(336,793)**
Hedge of interest receipts from investments in securities (1)	44,821,117	45,285,081	138,891	76,390
Hedge of interest payments on funding (1)	102,934,940	103,287,896	(779,599)	(428,779)
Total on December 31, 2023 (2)	**147,756,057**	**148,572,977**	**(640,709)**	**(352,389)**

(1) Referenced to the DI interest rate risk, using DI Futures contracts in B3 and swaps, with maturity dates until 2027, making the cash flow fixed; and

(2) The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

In accordance with Bacen Circular No. 3082/02, for the next 12 months, the gains/(losses) related to the cash flow hedge, which the Organization expects to recognize in the income statement, amount to R$(399,272) thousand.

There were no gains/(losses) related to the cash flow accounting hedge, recorded in the income statement during the first quarter of 2024 (2023 – R$181 thousand).

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, which impacts the net income of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income

statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation.

Strategy	Hedge instrument nominal value	Hedge object book value	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
				R$ thousands
Hedge of exchange variation on future cash flows (1)	4,744,743	4,582,425	(891,901)	(467,735)
Total on March 31, 2024	**4,744,743**	**4,582,425**	**(891,901)**	**(467,735)**
Hedge of exchange variation on future cash flows (1)	4,477,297	4,149,708	(702,728)	(368,528)
Total on December 31, 2023	**4,477,297**	**4,149,708**	**(702,728)**	**(368,528)**

(1) Refers to foreign operations whose functional currency is different from the Brazilian real hedged using forwards and futures contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and USD (United States Dollar). The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

In accordance with Bacen Circular No. 3082/02, for the next 12 months, the gains/(losses) related to the hedge of investments abroad, which the Organization expects to recognize in the income statement, amounts to R$(1,418) thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, in the first quarter of 2024 was R$(1,396) thousand (R$(34,558) thousand in 2023).

III) Revenue from financial intermediation from securities and interbank investments, insurance, pension plans and capitalization bonds, and derivative financial instruments

	Three-month period ended on March 31	
		R$ thousands
	2024	2023
Income from securities (1)	9,711,935	11,627,328
Income from interbank investments (Note 6b)	7,804,795	6,794,753
Net gain or (loss) with Securities	**17,516,730**	**18,422,081**
Financial income from insurance, pension plans and capitalization bonds (2)	2,740,042	1,221,416
Net gain or (loss) from derivative financial instruments (Note 9e)	(364,997)	1,282,240
Total	**19,891,775**	**20,925,737**

(1) Includes impairment of financial assets (see note 8 c)); and
(2) In the first half of 2024, it comprises financial income from insurance, pension plans and capitalization in the amount of R$10,159,566 thousand (2023 - R$9,249,465 thousand) and indexation expenses and interest on insurance technical provisions, pension and capitalization in the amount of R$(7,419,523) thousand (2023 - R$(8,028,049) thousand) (note 16e).

10) LOANS AND OTHER CREDIT EXPOSURES

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a) Modalities and risk levels – credit portfolio, sureties and guarantees and similar instruments

R$ thousands

	Levels of risk										
	AA	A	B	C	D	E	F	G	H	On March 31, 2024	On December 31, 2023
Discounted trade receivables and loans	49,257,850	100,661,122	56,727,448	20,211,394	11,218,893	15,443,009	6,008,724	4,878,439	22,838,510	287,245,389	282,569,953
Financing and on-lending	142,231,466	38,957,151	14,266,097	6,580,601	5,270,907	2,109,271	856,265	534,399	2,949,862	213,756,019	211,545,965
Agricultural and agribusiness loans	11,120,636	15,297,377	5,479,351	252,096	102,924	96,148	34,848	35,685	231,420	32,650,485	33,208,400
Subtotal - loans	**202,609,952**	**154,915,650**	**76,472,896**	**27,044,091**	**16,592,724**	**17,648,428**	**6,899,837**	**5,448,523**	**26,019,792**	**533,651,893**	**527,324,318**
Leases	917,159	1,752,988	2,086,516	7,847	16,548	2,117	3,816	455	10,267	4,797,713	4,394,373
Advances on foreign exchange contracts (1)	4,502,361	7,036,262	2,450,892	645,590	40,848	9,668	5,619	261	9,925	14,701,426	9,273,415
Subtotal - loans, leases and other advances	**208,029,472**	**163,704,900**	**81,010,304**	**27,697,528**	**16,650,120**	**17,660,213**	**6,909,272**	**5,449,239**	**26,039,984**	**553,151,032**	**540,992,106**
Other receivables	22,356,790	40,786,242	11,620,311	4,443,827	1,970,178	314,231	106,993	79,097	1,883,680	83,561,349	87,604,496
Credit portfolio	**230,386,262**	**204,491,142**	**92,630,615**	**32,141,355**	**18,620,298**	**17,974,444**	**7,016,265**	**5,528,336**	**27,923,664**	**636,712,381**	**628,596,602**
Acquisition of credit card receivables	15,664,634	5,241,060	601,959	9	-	-	-	-	62	21,507,724	19,718,497
Subtotal	**246,050,896**	**209,732,202**	**93,232,574**	**32,141,364**	**18,620,298**	**17,974,444**	**7,016,265**	**5,528,336**	**27,923,726**	**658,220,105**	**648,315,099**
Sureties and guarantees (2)	51,221,575	33,333,287	13,298,346	2,165,431	381,121	4,348,293	955,860	2,904	414,925	106,121,742	105,816,558
Guarantee given on rural loans assigned	2,179	12,812	6,844	1,955	104	2,222	66	806	3,448	30,436	35,665
Letters of credit for imports	382,060	253,486	120,488	-	-	-	-	-	-	756,034	439,463
Guarantee for confirmed exports	2,936	-	-	-	-	-	-	-	-	2,936	-
Total - Memorandum accounts	**51,608,750**	**33,599,585**	**13,425,678**	**2,167,386**	**381,225**	**4,350,515**	**955,926**	**3,710**	**418,373**	**106,911,148**	**106,291,686**
Total on March 31, 2024	**297,659,646**	**243,331,787**	**106,658,252**	**34,308,750**	**19,001,523**	**22,324,959**	**7,972,191**	**5,532,046**	**28,342,099**	**765,131,253**	
Total on December 31, 2023	**294,386,739**	**231,153,522**	**107,616,044**	**34,673,332**	**18,637,235**	**23,874,977**	**8,063,116**	**6,017,209**	**30,184,611**		**754,606,785**

(1) Advances on foreign exchange contracts are classified as a reduction of the item "Other Financial Liabilities"; and

(2) The provision to cover losses, associated with the financial guarantees provided, is being measured in accordance with CMN Resolution No. 4,512/16. For more information on the methodology used, see Note 21b (I).

b) Composition of credit portfolio by risk levels and maturities

	Levels of risk										R$ thousands
	AA	A	B	C	D	E	F	G	H	On March 31, 2024	On December 31, 2023
Performing loans	230,386,262	204,491,142	88,494,132	27,088,782	13,176,823	10,790,825	2,487,890	1,699,512	6,663,818	585,279,186	576,537,486
Installments not yet due	**230,089,221**	**203,699,413**	**88,337,766**	**26,862,314**	**13,077,359**	**10,710,883**	**2,467,551**	**1,687,450**	**6,604,031**	**583,535,988**	**574,346,734**
1 to 30	17,190,834	34,988,518	10,275,603	4,302,649	1,767,413	622,536	146,426	79,058	641,797	70,014,834	72,462,322
31 to 60	12,164,010	15,434,990	5,274,435	2,513,453	954,399	276,469	69,798	73,744	298,046	37,059,344	38,379,496
61 to 90	11,111,189	13,293,665	4,799,622	2,175,958	1,307,679	1,429,779	88,621	33,900	244,687	34,485,100	30,381,227
91 to 180	21,436,175	28,430,880	10,476,488	3,700,290	1,687,839	673,872	406,017	239,111	580,427	67,631,099	59,224,784
181 to 360	33,442,452	26,988,495	13,319,107	4,632,370	2,219,587	1,301,039	292,423	146,273	1,006,045	83,347,791	85,916,703
More than 360	134,744,561	84,562,865	44,192,511	9,537,594	5,140,442	6,407,188	1,464,266	1,115,364	3,833,029	290,997,820	287,982,202
Past due up to 14 days	**297,041**	**791,729**	**156,366**	**226,468**	**99,464**	**79,942**	**20,339**	**12,062**	**59,787**	**1,743,198**	**2,190,752**
Non-performing loans	-	-	4,136,483	5,052,573	5,443,475	7,183,619	4,528,375	3,828,824	21,259,846	51,433,195	52,059,116
Past-due installments	**-**	**-**	**546,896**	**1,165,916**	**1,692,849**	**1,895,720**	**1,685,075**	**1,594,166**	**12,061,180**	**20,641,802**	**22,097,899**
1 to 14	-	-	19,338	66,458	57,807	65,275	30,919	26,809	140,825	407,431	404,151
15 to 30	-	-	466,620	246,059	167,935	167,404	67,939	58,767	278,844	1,453,568	1,544,592
31 to 60	-	-	60,938	798,433	397,284	326,275	190,420	112,974	496,930	2,383,254	2,929,718
61 to 90	-	-	-	41,785	981,307	330,496	145,247	109,513	513,528	2,121,876	2,275,455
91 to 180	-	-	-	13,181	88,516	963,592	1,157,730	1,164,416	2,769,691	6,157,126	5,781,447
181 to 360	-	-	-	-	-	42,678	92,820	121,687	7,742,099	7,999,284	9,105,541
More than 360	-	-	-	-	-	-	-	-	119,263	119,263	56,995
Installments not yet due	**-**	**-**	**3,589,587**	**3,886,657**	**3,750,626**	**5,287,899**	**2,843,300**	**2,234,658**	**9,198,666**	**30,791,393**	**29,961,217**
1 to 30	-	-	189,459	235,336	189,028	211,666	106,713	94,538	428,708	1,455,448	1,422,684
31 to 60	-	-	157,952	191,128	155,691	178,480	95,156	81,800	368,485	1,228,692	1,265,082
61 to 90	-	-	145,565	175,997	150,089	168,468	90,303	76,370	351,556	1,158,348	1,141,592
91 to 180	-	-	315,940	423,999	408,124	481,916	279,302	216,333	981,840	3,107,454	3,102,248
181 to 360	-	-	518,130	708,410	685,444	864,555	471,263	383,640	1,680,990	5,312,432	5,217,339
More than 360	-	-	2,262,541	2,151,787	2,162,250	3,382,814	1,800,563	1,381,977	5,387,087	18,529,019	17,812,272
Total	230,386,262	204,491,142	92,630,615	32,141,355	18,620,298	17,974,444	7,016,265	5,528,336	27,923,664	636,712,381	628,596,602
Minimum required provision	-	1,022,456	926,306	964,241	1,862,029	5,392,333	3,508,133	3,869,835	27,923,664	45,468,997	48,126,876
Supplementary provision	-	141,158	84,764	111,931	1,802,249	2,223,775	801,921	1,008,511	-	6,174,309	5,774,308
Existing provision	**-**	**1,163,614**	**1,011,070**	**1,076,172**	**3,664,278**	**7,616,108**	**4,310,054**	**4,878,346**	**27,923,664**	**51,643,306**	**53,901,184**

Total portfolio as of December 31, 2023	228,138,831	194,172,075	93,150,601	32,562,514	17,984,354	19,672,441	7,127,826	6,014,693	29,773,267		628,596,602
Minimum required provision	-	970,860	931,506	976,876	1,798,436	5,901,732	3,563,913	4,210,286	29,773,267		48,126,876
Supplementary provision	-	144,114	130,592	109,955	1,222,799	2,323,624	810,993	1,032,231	-		5,774,308
Existing provision	**-**	**1,114,974**	**1,062,098**	**1,086,831**	**3,021,235**	**8,225,356**	**4,374,906**	**5,242,517**	**29,773,267**		**53,901,184**

I) Credit portfolio by days past due

Exposure - Loans								R$ thousands
	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Total on March 31, 2024	561,836,821	17,050,136	20,284,451	6,098,381	12,314,257	18,615,875	512,460	636,712,381
Total on December 31, 2023	550,101,266	19,968,917	20,396,529	5,659,306	12,244,584	19,899,655	326,345	628,596,602

II) Emergency Employment Support Program (PESE)

On March 31, 2024, operations related to the Emergency Employment Support Program (Pese), totaled the amount of R$1,296 thousand (on December 31, 2023 - R$5,150 thousand) accompanied by the provision amount of R$193 thousand, basically concentrated in the H rating (as of December 31, 2023 - R$743 thousand, basically concentrated in the G and H rating), according to the criteria established in CMN Resolution No. 4,846/20, article 6.

c) Concentration of loans

				R$ thousands
	On March 31, 2024	% (1)	On December 31, 2023	% (1)
Largest borrower	7,612,767	1.2	6,822,402	1.1
10 largest borrowers	30,871,692	4.8	31,545,352	5.0
20 largest borrowers	46,405,327	7.3	48,636,357	7.7
50 largest borrowers	69,563,671	10.9	71,602,208	11.4
100 largest borrowers	89,154,647	14.0	90,759,653	14.4

(1) Percentage of total portfolio (as defined by Bacen).

d) Credit portfolio by economic sector

				R$ thousands
	On March 31, 2024	%	On December 31, 2023	%
Public sector	**5,177,671**	**0.8**	**5,756,517**	**0.9**
Oil, derivatives and aggregate activities	3,402,264	0.5	3,983,467	0.6
Production and distribution of electricity	1,744,189	0.3	1,742,150	0.3
Other industries	31,218	-	30,900	-
Private sector	**631,534,710**	**99.2**	**622,840,085**	**99.1**
Companies	**264,547,344**	**41.5**	**262,572,527**	**41.8**
Real estate and construction activities	21,725,941	3.4	21,251,317	3.4
Retail	34,733,428	5.5	37,908,281	6.0
Services	59,347,101	9.3	59,998,199	9.5
Transportation and concession	24,612,744	3.9	28,194,418	4.5
Automotive	6,948,932	1.1	6,735,346	1.1
Food products	12,077,486	1.9	11,341,529	1.8
Wholesale	17,392,665	2.7	16,329,368	2.6
Production and distribution of electricity	5,689,420	0.9	6,321,360	1.0
Iron and steel industry	9,644,216	1.5	9,267,698	1.5
Sugar and alcohol	9,791,445	1.5	9,142,541	1.5
Holding	2,844,466	0.4	2,043,673	0.3
Capital goods	2,873,113	0.5	2,982,318	0.5
Pulp and paper	1,994,421	0.3	1,995,442	0.3
Chemical	4,163,087	0.7	4,299,230	0.7
Cooperative	5,256,249	0.8	4,308,455	0.7
Financial	5,150,579	0.8	2,812,956	0.4
Leisure and tourism	2,652,100	0.4	2,695,965	0.4
Textiles	2,054,297	0.3	2,097,814	0.3
Agriculture	1,333,118	0.2	1,300,449	0.2
Oil, derivatives and aggregate activities	1,595,424	0.3	1,051,770	0.2
Other industries	32,667,112	5.1	30,494,398	4.9
Individuals	**366,987,366**	**57.6**	**360,267,558**	**57.3**
Total	**636,712,381**	**100.0**	**628,596,602**	**100.0**

e) Changes in the renegotiated portfolio

		R$ thousands
	2024	2023
Opening balance on January 1	**39,111,735**	**34,353,489**
Amount renegotiated	7,577,811	10,896,616
Amount received/Others (1)	(4,833,349)	(6,373,777)
Write-offs	(3,086,599)	(2,434,764)
Closing balance on March 31	**38,769,598**	**36,441,564**
Expected credit loss associated with credit risk	23,978,077	23,064,427
Percentage on renegotiated portfolio	61.8%	63.3%

(1) Includes the settlement of renegotiated contracts through new transactions.

f) Net expected credit loss associated with credit risk expense

I) Changes in provision for expected credit loss associated with credit risk

	R$ thousands	
	2024	2023
- Specific provision (1)	**30,386,995**	**23,850,115**
- Generic provision (2)	**17,739,881**	**22,811,494**
- Supplementary provision (3)	**5,774,308**	**11,078,946**
Opening balance on January 1	**53,901,184**	**57,740,555**
Expected credit loss associated with credit risk expense (Note 10f II)	8,432,611	9,661,923
Write-offs	(10,742,652)	(7,365,987)
Exchange variation/Others	52,163	(4,020)
Closing balance on March 31	**51,643,306**	**60,032,471**
- Specific provision (1)	**29,096,587**	**28,756,354**
- Generic provision (2)	**16,372,410**	**21,880,103**
- Supplementary provision (3)	**6,174,309**	**9,396,014**

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item; and
(3) The supplementary provision is constituted considering the provisioning model, which is based on statistical models that capture historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic scenarios (positive, expected and adverse).

II) Expected credit loss associated with credit risk expense

The expected credit loss associated with credit risk expense, net of credit write-offs recovered, are as follows.

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Amount constituted	8,432,611	9,661,923
Amount recovered	(1,290,165)	(930,335)
Expected Credit Loss Associated with Credit Risk expense net of amounts recovered (1)	**7,142,446**	**8,731,588**

(1) Amounts previously written-off that are recovered including through assignment without recourse. In the first quarter of 2024, there were assignments of credit for operations already written off as losses in the amount of R$127,376 thousand (2023 - R$9,021,799 thousand), whose sales value was R$12,800 thousand (2023 - R$230,752 thousand), there was no assignment of active operation credit (2023 - R$1,437,021 thousand and sale value - R$104,535 thousand), without retention of risks and benefits.

11) OTHER FINANCIAL INSTRUMENTS

a) Sundry

		R$ thousands
	On March 31, 2024	On December 31, 2023
Foreign exchange portfolio	38,457,989	27,925,544
Credit card operations	54,438,266	55,857,525
Trade and credit receivables	31,491,349	33,970,198
Debtors for escrow deposits	21,417,097	20,787,578
Securities trading	4,035,232	3,720,053
Receivable insurance premiums	6,438,195	6,548,304
Receivables	2,013,507	2,078,626
Payments made to be reimbursed	934,144	569,268
Receivables on sureties and guarantees honored	70,327	79,701
Other investments	96,122	96,105
Receivables from sale of assets	153,737	144,130
Total	**159,545,965**	**151,777,032**

b) Foreign exchange portfolio

i. Balances

		R$ thousands
	On March 31, 2024	On December 31, 2023
Assets – other financial instruments		
Exchange purchases pending settlement	26,613,318	18,381,720
Foreign exchange and forward documents in foreign currencies	2,630	3,147
Exchange sale receivables	11,945,797	9,391,000
(-) Advances in domestic currency received	(330,281)	(71,186)
Income receivable on advances granted	226,525	220,863
Total	**38,457,989**	**27,925,544**
Liability - Other financial instruments		
Exchange sales pending settlement	12,484,244	9,598,280
Exchange purchase payables	26,401,921	18,702,839
(-) Advances on foreign exchange contracts	(14,701,426)	(9,273,415)
Other	240	92
Total	**24,184,979**	**19,027,796**
Net foreign exchange portfolio	**14,273,010**	**8,897,748**
Memorandum accounts:		
- Loans available for import	756,034	439,463
- Confirmed exports loans	2,936	-

ii. Foreign exchange results: Below is the composition of the Organization's Net foreign exchange income.

		R$ thousands
	Three-month period ended on March 31	
	2024	2023
Revenue from financial intermediation – foreign exchange income	**289,792**	**(183,708)**
Adjustments:		
- Income on foreign currency financing (1)	70,283	46,689
- Income on export financing (1)	475,000	631,806
- Expenses of liabilities with foreign bankers (2) (Note 16d)	(330,200)	(103,590)
- Funding expenses (3)	(409,380)	(576,244)
- Other (4)	430,573	538,356
Total adjustments	**236,276**	**537,017**
Net foreign exchange income	**526,068**	**353,309**

(1) Recognized in "Income from loans";

(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";

(3) Refer to funding expenses, the resources of which were invested in foreign exchange operations; and

(4) Primarily includes the foreign exchange rate variations of amounts invested in foreign currency.

12) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

a) Composition of investments in associates and jointly controlled entities (joint ventures)

R$ thousands

Companies	On March 31, 2024										
	Headquarters' location	Equity interest	Shareholding interest with voting rights	Investment book value	Current assets	Non - current assets	Current liabilities	Non-current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Accumulated other comprehensive income of the period	Total comprehensive income
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20.00%	20.00%	103,170	5,069,510	2,217,911	4,975,111	1,796,457	(2,307)	(1,442)	(12,909)
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.55%	24.32%	240,493	930,737	2,307,570	767,831	1,484,697	5,129	-	20,892
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	556,092	3,156,977	1,873,786	3,510,556	373,995	7,556	1,673	18,891
Gestora de Inteligência de Crédito S.A. (2)	São Paulo - Brazil	16.82%	16.00%	60,011	143,204	1,081,913	262,705	608,576	(1,061)	-	(6,311)
Other (3)				7,250,446					203,445	-	-
Total investments in associates				**8,210,212**					**212,762**		
Elo Participações Ltda. (4)	São Paulo - Brazil	50.01%	50.01%	1,744,084	945,099	3,117,074	483,868	95,066	251,168	-	498,009
Total investments in joint ventures				**1,744,084**					**251,168**		
Total on March 31, 2024				**9,954,296**					**463,930**		

(1) Share of profit (loss) of associates and jointly controlled entities consider the results of the companies and include equity variations of the investees not arising from the result, as well as the adjustments for alignment of accounting practices, when applicable;

(2) Companies with equity accounting using balance sheets with a reporting date delay in relation to the base date of the financial statements, permitted by regulation. In the first quarter of 2024, the Organization received dividends of R$2,204 thousand from Empresa Tecnologia Bancária S.A.;

(3) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Organization received interest on equity, R$46,158 thousand, for the first quarter of 2024, from Cielo S.A.; and

(4) Brazilian company, provider of services related to credit and debit cards and other means of payment.

R$ thousands

Companies	On December 31, 2023								Three-month period ended on March 31, 2023		
	Headquarters' location	Equity interest	Shareholding interest with voting rights	Investment book value	Current assets	Non - current assets	Current liabilities	Non-current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Accumulated other comprehensive income	Total comprehensive income
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20.00%	20.00%	105,766	4,294,581	2,198,375	4,276,354	1,689,663	561	(7,360)	(3,295)
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.55%	24.32%	237,568	964,701	2,300,906	1,182,701	1,106,646	(8,346)	-	(33,994)
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	549,669	3,156,150	1,721,943	3,387,628	361,839	8,665	(29,524)	(7,862)
Gestora de Inteligência de Crédito S.A. (2)	São Paulo - Brazil	16.82%	16.00%	61,073	153,360	1,092,648	269,606	613,865	(2,262)	-	(6,366)
Other (3)				7,240,386					177,912		
Total investments in associates				**8,194,462**					**176,530**		
Elo Participações Ltda. (4)	São Paulo - Brazil	50.01%	50.01%	1,492,916	1,023,779	2,627,543	563,008	103,084	219,349	-	422,957
Total investments in joint ventures				**1,492,916**					**219,349**		
Total on December 31, 2023				**9,687,378**							
Total on March 31, 2023									**395,879**		

(1) The share of profit (loss) of associates and jointly controlled entities consider the results of the companies and include equity variations of the investees not resulting from the results, as well as the adjustments for alignment of accounting practices, when applicable;
(2) Companies with equity accounting using balance sheets with a reporting date delay of up to 60 days, allowed by regulation;
(3) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Organization received R$72,439 thousand in interest on capital for the first quarter of 2023 from Cielo S.A.; and
(4) Brazilian company, provider of services related to credit and debit cards and other means of payment.

13) PREMISES AND EQUIPMENT

R$ thousands

	On March 31, 2024					Net depreciation cost on December 31, 2023
	Annual depreciation rate	Cost	Depreciation	Accumulated impairment of non-financial assets	Carrying amount	
Premises and equipment:						
- Buildings	4%	1,419,294	(1,044,377)	(268)	374,649	304,411
- Land	-	745,488	-	-	745,488	753,974
Facilities, furniture and premises and equipment	10%	5,015,786	(2,872,800)	(1,163)	2,141,823	2,139,702
Security and communication systems	10%	420,095	(279,269)	(4,992)	135,834	126,350
Data processing systems	20 to 40%	12,597,744	(9,339,972)	(13,286)	3,244,486	3,305,062
Transportation systems	10 to 20%	254,763	(127,392)	-	127,371	84,359
Assets under construction	-	562,788	-	-	562,788	851,527
Total on March 31, 2024		**21,015,958**	**(13,663,810)**	**(19,709)**	**7,332,439**	
Total on December 31, 2023		**20,984,891**	**(13,396,794)**	**(22,712)**		**7,565,385**

(1) In 2023, impairment was recorded under the heading "Other Operating Expenses" in the amount of R$1,730 thousand.

The fixed assets to shareholders' equity ratio is 23.2% (26.1% on December 31, 2023) when only considering companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as determined by CMN Resolution No. 4,957/21.

14) INTANGIBLE ASSETS

a) Goodwill

On December 31, 2023, the goodwill recognized from investment acquisitions totaled R$3,973,799 thousand (R$4,058,785 thousand on December 31, 2023), net of provisions for impairment and accumulated amortization, of which: (i) R$1,965,562 thousand (R$1,979,376 thousand on December 31, 2023) recognized in 'Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss); and (ii) R$2,008,237 thousand (R$2,079,409 thousand on December 31, 2023) arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Intangible Assets.

Goodwill was amortized in the first quarter of 2024, in the amount of R$105,073 thousand (2023 – R$109,951 thousand) (Note 31).

b) Intangible assets

Acquired intangible assets consist of:

	On March 31, 2024				Net amortization cost on December 31, 2023
	Rate of Amortization (1)	Cost	Accumulated amortization	Cost net of amortization	R$ thousands
Acquisition of rights to provide financial services	Contract	9,566,011	(3,428,486)	6,137,525	6,235,053
Software	20%	20,942,178	(12,084,405)	8,857,773	8,475,872
Goodwill (2)	Up to 20%	14,307,316	(11,742,665)	2,564,651	2,635,823
Other	Contract	2,228,792	(839,324)	1,389,468	1,448,586
Total on March31, 2024		**47,044,297**	**(28,094,880)**	**18,949,417**	
Total on December 31, 2023		**47,267,254**	**(28,471,920)**		**18,795,334**

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of rights to provide financial services and Goodwill in "Other Operating Expenses"; and

(2) On March 31, 2024, was primarily composed of goodwill on the acquisition of equity interest in Bradesco Bank – R$923,334 thousand (on December 31, 2023 – R$976,655 thousand), Odonto System – R$23,738 thousand (on December 31, 2023 – R$33,920 thousand), Bradescard Mexico – R$8,418 thousand (on December 31, 2023 – R$8,755 thousand), Bradesco BBI - R$11,839 thousand (on December 31, 2023 – R$16,238 thousand), Kirton Bank - R$415,744 thousand (on December 31, 2023 – R$420,937 thousand), RCB Investimentos – R$8,409 thousand (on December 31, 2023 – R$8,969 thousand), Banco Digio – R$185,315 thousand (on December 31, 2023 – R$203,367 thousand) and Tivio Capital Distribuidora de Valores Mobiliários – R$144,052 thousand (on December 31, 2023 – R$147,051 thousand).

c) Changes in intangible assets by type

				R$ thousands
	On December 31, 2023	Additions / (reductions)	Amortization for the period	On March 31, 2024
Acquisition of rights to provide financial services	6,235,053	425,670	(523,198)	6,137,525
Software	8,475,872	831,838	(449,937)	8,857,773
Goodwill – Future profitability	1,158,932	33,901	(43,573)	1,149,260
Goodwill – Based on intangible assets and other reasons	1,115,719	-	(59,872)	1,055,847
Goodwill – Difference in fair value of assets/liabilities	361,172	-	(1,628)	359,544
Other	1,448,586	140,305	(199,423)	1,389,468
Total	**18,795,334**	**1,431,714**	**(1,277,631)**	**18,949,417**
Total (1)	**16,034,112**	**1,810,840**	**(1,065,784)**	**16,779,168**

(1) Corresponds to the movement of assets from December 31, 2022 to March 31, 2023.

15) OTHER ASSETS

		R$ thousands
	On March 31, 2024	On December 31, 2023
Prepaid taxes	12,147,747	12,964,018
Other assets and values (a)	6,218,843	5,992,559
Other debtors	2,812,793	3,366,915
Interbank and interdepartmental accounts	356,264	308,728
Other (1)	2,758,283	1,944,755
Total	**24,293,930**	**24,576,975**

(1) Includes: (i) material in stock, amounts receivable, other advances, advances and payments to be reimbursed; and (ii) investment property, in the amount of R$1,398,326 thousand (R$1,472,226 thousand on December 31, 2023).

a) Other Assets and Values

I) Non-financial assets held for sale/other

				R$ thousands
	On March 31, 2024			
	Cost	Accumulated impairment of non-financial assets	Cost net of provision	Net provision cost on December 31, 2023
Real estate	2,330,929	(1,350,673)	980,256	991,486
Vehicles and similar	679,007	(304,748)	374,259	336,422
Machinery and equipment	4,405	(3,942)	463	776
Other	23,609	(7,979)	15,630	22,227
Total on March 31, 2024	**3,037,950**	**(1,667,342)**	**1,370,608**	
Total on December 31, 2023	**3,035,030**	**(1,684,119)**		**1,350,911**

II) Prepaid expenses

		R$ thousands
	On March 31, 2024	On December 31, 2023
Deferred insurance acquisition costs (1)	1,876,828	1,793,308
Commission for the placement of loans and financing (2)	14,499	23,023
Advertising and marketing expenses (3)	159,395	155,621
Other (4)	1,130,171	985,577
Total	**3,180,893**	**2,957,529**

(1) Commissions paid to brokers and representatives for sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) advanced payment of commissions concerning the operational agreement to offer credit cards and other products; (ii) card issue costs; and (iii) Information Technology infrastructure expense.

16) DEPOSITS FROM BANKS

						R$ thousands
	On March 31, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Demand deposits - Financial Institutions	985,338	-	-	-	985,338	1,503,278
Interbank deposits	305,723	1,564,352	128,138	-	1,998,213	2,354,799
Securities sold under agreements to repurchase (a)	279,237,870	4,086,107	138,896	734,790	284,197,663	272,404,788
Borrowings (b)	4,461,396	10,066,778	6,499,400	1,448,724	22,476,298	22,809,333
Onlending (c)	1,015,099	3,404,323	3,831,488	15,051,914	23,302,824	24,350,585
Total on March 31, 2024	**286,005,426**	**19,121,560**	**10,597,922**	**17,235,428**	**332,960,336**	
%	**85.9**	**5.7**	**3.2**	**5.2**	**100.0**	
Total on December 31, 2023	**274,817,412**	**20,631,026**	**9,836,986**	**18,137,359**		**323,422,783**
%	**85.0**	**6.4**	**3.0**	**5.6**		**100.0**

a) Securities sold under agreements to repurchase

R$ thousands

	On March 31, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Own securities	**98,892,427**	**2,878,131**	**138,896**	**734,790**	**102,644,244**	**102,834,571**
• Government securities	79,706,081	812,745	-	-	80,518,826	86,758,731
• Debentures	14,198,408	1,499,999	10,041	-	15,708,448	15,027,289
• Foreign	4,987,938	-	128,855	734,790	5,851,583	1,048,551
• Real estate receivables certificate	-	565,387	-	-	565,387	-
Sale of securities purchased under reverse repos (1)	**140,228,722**	-	-	-	**140,228,722**	**127,429,674**
Sale of securities with no restriction on right to resell or repledge the collateral (1)	**40,116,721**	**1,207,976**	-	-	**41,324,697**	**42,140,543**
Total on March 31, 2024	**279,237,870**	**4,086,107**	**138,896**	**734,790**	**284,197,663**	
%	**98.3**	**1.4**	-	**0.3**	**100.0**	
Total on December 31, 2023	**268,218,479**	**3,326,704**	-	**859,605**		**272,404,788**
%	**98.5**	**1.2**	-	**0.3**		**100.0**

(1) Represented by government securities.

b) Borrowing

R$ thousands

	On March 31, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Overseas	**4,461,396**	**10,066,778**	**6,499,400**	**1,448,724**	**22,476,298**	**22,809,333**
Total on March 31, 2024	**4,461,396**	**10,066,778**	**6,499,400**	**1,448,724**	**22,476,298**	
%	**19.8**	**44.9**	**28.9**	**6.4**	**100.0**	
Total on December 31, 2023	**4,298,529**	**13,038,388**	**4,262,241**	**1,210,175**		**22,809,333**
%	**18.8**	**57.2**	**18.7**	**5.3**		**100.0**

c) On-lending [(1)]

R$ thousands

	On March 31, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
In Brazil	**1,015,099**	**3,404,323**	**3,831,488**	**15,051,914**	**23,302,824**	**24,350,585**
- FINAME	771,078	2,340,180	2,452,004	10,362,087	15,925,349	15,344,829
- BNDES	212,024	1,064,143	1,072,036	4,688,508	7,036,711	8,678,582
- National Treasury	-	-	307,448	-	307,448	318,622
- Other institutions	31,997	-	-	1,319	33,316	8,552
Total on March 31, 2024	**1,015,099**	**3,404,323**	**3,831,488**	**15,051,914**	**23,302,824**	
%	**4.4**	**14.6**	**16.4**	**64.6**	**100.0**	
Total on December 31, 2023	**737,374**	**3,305,024**	**4,240,608**	**16,067,579**		**24,350,585**
%	**3.0**	**13.6**	**17.4**	**66.0**		**100.0**

(1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

d) Borrowing and on-lending expenses

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Borrowing:		
- In Brazil	11,593	380,997
- Overseas	1,400,829	(199,107)
- Foreign exchange variation from other assets and liabilities overseas	(666,573)	605,341
Subtotal borrowing	**745,849**	**787,231**
On-lending in Brazil:		
- BNDES	226,792	233,274
- FINAME	466,932	389,925
- National Treasury	5,816	6,884
- Other institutions	255	158
On-lending overseas:		
Payables to foreign bankers (Note 11a)	330,200	103,590
Subtotal on-lending	**1,029,995**	**733,831**
Total	**1,775,844**	**1,521,062**

e) Expenses for market funding and inflation indexation and interest on technical provisions for insurance, pension plans and capitalization bonds

	R$ mil	
	Three-month period ended on March 31	
	2024	2023
Savings deposits	1,907,030	2,366,339
Time deposits	9,183,915	10,150,748
Securities sold under agreements to repurchase	7,409,731	8,062,719
Securities issued (Note 18a)	6,779,061	7,213,695
Subordinated debts (Note 19b)	1,563,818	1,841,429
Other funding expenses	280,390	284,482
Subtotal - Retail and professional market funding	**27,123,945**	**29,919,412**
Inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (1)	**7,419,523**	**8,028,049**
Total	**34,543,468**	**37,947,461**

(1) Presented net in the line-item financial income from insurance, pension plans and capitalization bonds (Note 9f III).

17) DEPOSITS FROM CUSTOMERS

R$ thousands

	On March 31, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Demand deposits - customers (1)	40,850,554	-	-	-	40,850,554	49,634,288
Savings deposits (1)	127,387,209	-	-	-	127,387,209	131,003,553
Time deposits (2)	27,399,332	52,812,402	87,485,852	270,798,376	438,495,962	441,296,839
Total on March 31, 2024	**195,637,095**	**52,812,402**	**87,485,852**	**270,798,376**	**606,733,725**	
%	**32.3**	**8.7**	**14.4**	**44.6**	**100.0**	
Total on December 31, 2023	**205,026,524**	**47,921,784**	**94,806,013**	**274,180,359**		**621,934,680**
%	**33.0**	**7.7**	**15.2**	**44.1**		**100.0**

(1) Classified within 1 to 30 days, without considering the historical turnover; and
(2) Considers the maturities established in the contracts.

18) SECURITIES ISSUED

R$ thousands

	On March 31, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Securities – Brazil:						
- Letters of credit for real estate	417,074	890,057	11,046,961	39,471,439	51,825,531	52,115,729
- Letters of credit for agribusiness	610,609	580,789	5,835,073	38,766,822	45,793,293	40,062,692
- Financial bills	2,858,208	11,082,347	15,803,951	77,454,653	107,199,159	105,426,827
- Letters of credit guaranteed by property (1)	200,624	1,772,969	6,475,194	29,124,222	37,573,009	36,144,798
Subtotal	**4,086,515**	**14,326,162**	**39,161,179**	**184,817,136**	**242,390,992**	**233,750,046**
Securities – Overseas:						
- MTN Program Issues (2)	238,808	52,023	81,187	3,135,556	3,507,574	3,442,593
- Securitization of future flow of money orders received from overseas	-	22,028	3,996,960	-	4,018,988	3,925,988
- Issuance costs	-	-	-	(4,747)	(4,747)	(50)
Subtotal	**238,808**	**74,051**	**4,078,147**	**3,130,809**	**7,521,815**	**7,368,531**
Structured Operations Certificates	**85,508**	**763,921**	**657,284**	**2,393,266**	**3,899,979**	**3,847,681**
Total on March 31, 2024	**4,410,831**	**15,164,134**	**43,896,610**	**190,341,211**	**253,812,786**	
%	**1.7**	**6.0**	**17.3**	**75.0**	**100.0**	
Total on December 31, 2023	**8,622,895**	**17,360,738**	**22,991,898**	**195,990,727**		**244,966,258**
%	**3.5**	**7.1**	**9.4**	**80.0**		**100.0**

(1) Funding guaranteed by the real estate credit portfolio, in the amount of R$41.655.490 thousand (R$40,769,795 thousand in December 31, 2023), which complies with the requirements determined by BACEN Resolution No. 5,001/22, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 228 and 248 months and a term of 34 and 29 months, the credit rights correspond to 2.58% of total assets and 38.72% of the value of collateral of the properties, Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 90.16% and 6.05%, respectively. Additionally, the LIG Issuance Instrument and the asset portfolio management policy are in line with BACEN Resolution No. 5,001/22; and
(2) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

a) Movement of funds from securities issued

	R$ thousands	
	2024	2023
Opening balance on January 1	**244,966,258**	**222,257,328**
Issuance	22,110,088	19,210,620
Interest accrued	6,779,061	7,213,695
Settlement and interest payments	(20,254,937)	(17,892,230)
Foreign exchange variation	212,316	896,007
Closing balance on March 31	**253,812,786**	**231,685,420**

19) SUBORDINATED DEBT

a) Composition by maturity

Maturity				R$ thousands
	Original term in years	Nominal amount	On March 31, 2024	On December 31, 2023
In Brazil				
Financial bills:				
2024	7	4,200	7,861	133,720
2025	7	3,871,906	6,122,779	5,952,305
2027	7	401,060	584,591	566,936
2024	8	10,741	27,137	277,420
2025	8	3,328,102	3,585,584	3,669,281
2026	8	694,800	1,096,805	1,066,237
2028	8	55,437	80,842	78,390
2030	8	2,368,200	3,069,352	2,976,339
2024	9	1,000	3,112	10,634
2025	9	362,212	695,319	677,550
2027	9	89,700	150,991	146,531
2025	10	178,937	586,693	959,846
2026	10	196,196	520,030	501,506
2027	10	256,243	486,259	472,023
2028	10	248,300	466,201	451,350
2030	10	134,500	195,240	190,207
2031	10	7,270,000	10,294,815	9,973,583
2032	10	5,378,500	6,927,340	6,714,453
2033	10	531,000	577,034	557,446
2026	11	2,500	3,940	4,133
2027	11	47,046	94,476	91,696
2028	11	74,764	147,902	143,520
Perpetual		13,798,555	14,559,852	14,722,748
Total (1) (2)			**50,284,155**	**50,337,854**

(1) Includes the amount of R$39,453,826 thousand (R$39,279,827 thousand on December 31, 2023), relating to subordinated debts recognized as "Eligible Debt Capital Instruments" for regulatory capital purpose; and
(2) The information on results is presented in Note 16e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

b) Movement of subordinated debts

	R$ thousands	
	2024	2023
Opening balance on January 1	**50,337,854**	**52,241,332**
Interest accrued	1,563,818	1,841,429
Settlement and interest payments	(1,617,517)	(6,197,238)
Closing balance on March 31	**50,284,155**	**47,885,523**

20) OTHER FINANCIAL LIABILITIES

	R$ thousands	
	On March 31, 2024	On December 31, 2023
Foreign exchange portfolio (Note 11)	24,184,979	19,027,796
Interbank and interdepartmental accounts	33,021,251	35,798,556
Securities trading	4,590,773	6,714,714
Obligations for operations linked to assignment	3,597,339	4,201,705
Total	**65,394,342**	**65,742,771**

21) PROVISIONS

a) Insurance, Pension Plans and Capitalization Bonds

I) Technical provisions

R$ thousands

	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total	
	On March 31, 2024	On December 31, 2023	On March 31, 2024	On December 31, 2023	On March 31, 2024	On December 31, 2023	On March 31, 2024	On December 31, 2023
Current and long-term liabilities								
Mathematical reserve for unvested benefits (PMBAC)	1,222,931	1,222,931	312,327,996	304,580,787	-	-	313,550,927	305,803,718
Mathematical reserve for vested benefits (PMBC)	599,596	592,799	12,516,048	12,565,119	-	-	13,115,644	13,157,918
Mathematical reserve for capitalization bonds (PMC)	-	-	-	-	7,575,172	7,639,353	7,575,172	7,639,353
Reserve for claims incurred but not reported (IBNR)	7,563,123	7,175,148	1,140,447	1,112,482	-	-	8,703,570	8,287,630
Unearned premium reserve	6,753,123	6,940,427	3,062,623	3,051,974	-	-	9,815,746	9,992,401
Reserve for unsettled claims (PSL)	6,085,373	5,254,923	2,141,361	2,116,347	-	-	8,226,734	7,371,270
Reserve for financial surplus (PET)	-	-	939,129	921,061	-	-	939,129	921,061
Reserve for draws (PSR) and Reserve for redemptions (PR)	-	-	-	-	1,586,372	1,492,136	1,586,372	1,492,136
Other provisions	2,934,925	2,918,486	6,154,626	3,149,960	70,499	68,796	9,160,050	6,137,242
Total technical provisions	**25,159,071**	**24,104,714**	**338,282,230**	**327,497,730**	**9,232,043**	**9,200,285**	**372,673,344**	**360,802,729**

II) Guarantees for technical provisions

R$ thousands

	Insurance		Life and pension plans		Capitalization bonds		Total	
	On March 31, 2024	On December 31, 2023	On March 31, 2024	On December 31, 2023	On March 31, 2024	On December 31, 2023	On March 31, 2024	On December 31, 2023
Total technical provisions	**25,159,071**	**24,104,714**	**338,282,230**	**327,497,730**	**9,232,043**	**9,200,285**	**372,673,344**	**360,802,729**
(+) Monetary effect on the preparation of LAT	-	-	-	1,675,687	-	-	-	1,675,687
(-) Commercialization surcharge – extended warranty	(289,052)	(304,427)	-	-	-	-	(289,052)	(304,427)
(-) Portion corresponding to contracted reinsurance	(4,135)	(5,040)	(21,051)	(19,215)	-	-	(25,186)	(24,255)
(-) Premiums receivables	(2,487,650)	(2,691,684)	-	-	-	-	(2,487,650)	(2,691,684)
(-) Unearned premium reserve – Health and dental insurance (3)	(2,298,333)	(2,586,129)	-	-	-	-	(2,298,333)	(2,586,129)
Technical provisions to be covered	**20,079,901**	**18,517,434**	**338,261,179**	**329,154,202**	**9,232,043**	**9,200,285**	**367,573,123**	**356,871,921**
Investment fund quotas (VGBL and PGBL)	-	-	278,591,798	270,221,631	-	-	278,591,798	270,221,631
Investment fund quotas (excluding VGBL and PGBL)	5,688,354	5,573,264	23,288,029	23,658,057	3,071,007	2,991,428	32,047,390	32,222,749
Government securities	14,661,280	14,802,920	36,589,600	37,215,876	6,085,358	6,466,110	57,336,238	58,484,906
Private securities	557,138	468,777	641,625	760,906	114,656	349,399	1,313,419	1,579,082
Total assets held to guarantee technical provisions	**20,906,772**	**20,844,961**	**339,111,052**	**331,856,470**	**9,271,021**	**9,806,937**	**369,288,845**	**362,508,368**

(1) "Other reserves" - Insurance includes, substantially, the Provision for Insufficient Premiums (PIP) of R$2,825,091 thousand (R$2,809,845 thousand as of December 31, 2023) and the Reserve for Related Expenses of R$92,172 thousand (R$90,358 thousand as of December 31, 2023);

(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$3,275,522 thousand (R$2,686,275 thousand as of December 31, 2023), "Reserve for related expenses" of R$448,556 thousand (R$445,886 thousand as of December 31, 2023);

(3) In accordance with ANS Normative Resolution No. 521/2022 and subsequent amendments, there is no obligation to link guarantee assets to cover the amount recorded as Provision for Unearned Premiums or Considerations (PUPC).

III) Other income from insurance, pension plans and capitalization bonds

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Written premiums	16,110,612	14,511,856
Pension plan contributions (including VGBL)	10,282,774	8,935,469
Capitalization bond revenues	1,582,388	1,574,312
Ceded coinsurance premiums	(17,210)	(16,342)
Refunded premiums	(7,856)	(8,324)
Net premiums earned	**27,950,708**	**24,996,971**
Reinsurance premiums paid	(4,757)	(9,603)
Insurance, pension plan and capitalization bond retained premiums	**27,945,951**	**24,987,368**
Changes in technical provisions for insurance, pension plans and capitalization bonds	(11,739,306)	(9,941,496)
Capitalization bond prize draws and redemptions	(1,386,860)	(1,360,596)
Retained claims	(11,625,942)	(11,076,331)
Insurance, pension plan and capitalization expenses	(1,003,726)	(962,772)
Other income from insurance, pension plans and capitalization bonds	**2,190,117**	**1,646,173**

b) Other provisions

	R$ thousands	
	On March 31, 2024	On December 31, 2023
Provision for contingencies (Note 22)	19,821,993	20,269,055
Provision for Financial guarantees provided (I)	1,331,915	1,283,851
Other (1)	12,667,080	13,772,030
Total	**33,820,988**	**35,324,936**

(1) Primarly includes provisions for payments to be made related to obligations with employees and other administrative provisions.

I) Sureties and guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is constituted based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale a combination of quantitative models and individualized analyzes is adopted.

	R$ thousands			
	On March 31, 2024		On December 31, 2023	
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Sureties and guarantees in judicial and administrative proceedings of a fiscal nature	38,368,263	(579,988)	37,974,141	(568,695)
Bank sureties	48,512,406	(663,790)	50,740,267	(628,411)
Others	19,241,073	(88,137)	17,102,150	(86,745)
Total	**106,121,742**	**(1,331,915)**	**105,816,558**	**(1,283,851)**

22) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the consolidated financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the probable losses generated by the respective lawsuits.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that labor lawsuits have similar characteristics, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic timecards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually significant amounts.

II - Civil claims

These are claims for indemnification referring to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually monitored and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the

80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney's General Office (AGU) and intervention of the Brazilian Central Bank (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. Considering that it is a voluntary agreement, which does not oblige the customer to adhere, there is no estimate of how many will do so.

It should be noted that, with regard to these disputes over economic plans, the Federal Supreme Court (STF) has suspended the progress of all proceedings without a final judgment, until there is a definitive ruling by that Court on the disputed right.

III - Provision for tax risks

The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions ("legal obligations") which have been fully provisioned have their procedural evolution through the Judiciary and administrative spheres, monitored regularly. The most significant are:

- PIS and Cofins - R$3,140,921 thousand (R$3,099,917 thousand on December 31, 2023): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,977,763 thousand (R$1,954,679 thousand on December 31, 2023): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- PIS and Cofins - R$774,382 thousand (R$754,518 thousand on December 31, 2023): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS – Contribution to SAT – R$507,530 thousand (R$500,775 thousand on December 31, 2023): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

IV - Provisions by nature

	R$ thousands	
	On March 31, 2024	On December 31, 2023
Labor claims	4,120,043	4,622,138
Civil claims	8,499,184	8,587,613
Provision for tax risks	7,202,766	7,059,304
Total (Note 21b)	**19,821,993**	**20,269,055**

V - Changes in provisions – Provision expenses

	R$ thousands		
	Labor	Civil	Tax
Balance on January 1, 2024	**4,622,138**	**8,587,613**	**7,059,304**
Adjustment for inflation	126,210	123,604	102,120
Provisions, net of (reversals and write-offs)	336,976	679,699	48,934
Payments	(965,281)	(891,732)	(7,592)
Balance on March 31, 2024	**4,120,043**	**8,499,184**	**7,202,766**

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on March 31, 2024, R$10,091,423 thousand (R$9,977,528 thousand on December 31, 2023) for civil claims and R$47,455,385 thousand (R$46,704,117 thousand on December 31, 2023) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2012 to 2015 – R$11,671,737 thousand (R$11,475,238 thousand on December 31, 2023): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- COFINS – 1999 to 2014 – R$9,575,022 thousand (R$9,460,147 thousand on December 31, 2023): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- IRPJ and CSLL – 2006 to 2020 – R$9,228,006 thousand (R$9,105,361 thousand on December 31, 2023), relating to goodwill amortization being disallowed on the acquisition of investments;

- IRPJ and CSLL deficiency note – 2008 to 2019 – R$3,152,757 thousand (R$3,093,382 thousand on December 31, 2023): relating to disallowance of expenses with credit losses;

- PIS and COFINS notifications and disallowances of compensations – R$1,818,261 thousand (R$1,796,192 thousand on December 31, 2023): relates to the constitutionality of the expansion of the calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- ISSQN – Commercial Leasing Companies – R$1,781,057 thousand (R$1,790,997 thousand on December 31, 2023): the requirement of this tax by municipalities other than those where the companies are located, for which the tax is collected in the form of law, with cases of formal nullities occurring in the constitution of the tax credit;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,359,819 thousand (R$1,340,697 thousand on December 31, 2023): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$824,740 thousand (R$813,806 thousand on December 31, 2023): relating to profit of subsidiaries based overseas;

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$186,143 thousand (R$183,904 thousand on December 31, 2023): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00; and

- Interest on Own Capital (TJLP) – Base year 2019 – R$185,125 (R$181,038 thousand on December 31, 2023): IRPJ/CSLL assessments relating to the year 2019 questioning the deductibility in the tax calculation bases above the expense related to Interest on Own Capital (TJLP).

d) Other matters

There is currently a criminal case against two former executive directors, which is being processed in the 10th Federal Court of the Judiciary Section of the Federal District, arising from a Federal Police Investigation named "Operation Zelotes", investigation of the alleged improper performance of members of the Administrative Council of Tax Appeals (CARF). The court of first instance acquitted the two former executive directors, pending final judgment.

23) OTHER LIABILITIES

		R$ thousands
	On March 31, 2024	On December 31, 2023
Sundry creditors	5,218,208	5,704,846
Payment of taxes and other contributions	5,805,729	939,724
Credit card operations	2,618,983	2,589,569
Taxes and contributions payable	2,733,422	3,691,043
Liabilities for acquisition of assets and rights	370,817	482,771
Social and statutory	6,902,096	6,696,788
Obligations for quotas of investment funds	3,698,762	4,120,052
Other (1)	5,432,759	5,776,034
Total	**32,780,776**	**30,000,827**

(1) Includes credits for resources to be released and obligations for payment resources.

24) SHAREHOLDERS' EQUITY

a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On March 31, 2024	On December 31, 2023
Common	5,330,304,681	5,330,304,681
Preferred	5,311,865,547	5,311,865,547
Subtotal	**10,642,170,228**	**10,642,170,228**
Treasury (common shares)	(11,970,600)	-
Treasury (preferred shares)	(10,589,200)	-
Total outstanding shares	**10,619,610,428**	**10,642,170,228**

b) Profit reserves

		R$ thousands
	On March 31, 2024	On December 31, 2023
Profit reserves		
- Legal reserve (1)	13,551,250	13,340,705
- Statutory reserve (2)	65,194,849	63,810,124
Total	**78,746,099**	**77,150,829**

(1) Compulsorily constituted based on 5% of net income, up to 20% of paid-up capital. After this limit, appropriation is no longer mandatory. The legal reserve can only be used to increase capital or to offset losses; and

(2) In order to maintain an operating margin compatible with the development of the Company's active operations, it may be constituted at 100% of the remaining net income after statutory allocations, the balance being limited to 95% of the Paid-in Capital Stock.

c) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

Interest on shareholders' equity for the first quarter of 2024, is calculated as follows:

	R$ thousands	% (1)
Net income for the period	4,210,886	
(-) Legal reserve	210,544	
Adjusted calculation basis	**4,000,342**	
Monthly and intermediary interest on shareholders' equity (gross), paid	578,201	
Additional provisioned interest on equity (gross)	2,037,415	
Withholding income tax on interest on shareholders' equity	(392,342)	
Interest on Shareholders' Equity (net) paid or accrued in the three-month period ended March 31, 2024	**2,223,274**	**55.58**
Interest on Shareholders' Equity (net) paid or accrued in the three-month period ended March 31, 2023	**2,446,260**	**60.16**

(1) Percentage of interest on shareholders' equity/the adjusted calculation basis.

Interest on shareholders' equity were paid or recognized in provisions, as follows:

Description	Per share (gross) - R$		R$ thousands		
	Common	Preferred	Amount paid/provisioned	Withholding Income Tax (IRRF) (15%)	Net amount paid/provisioned
Monthly interest on shareholders' equity paid	0.051749	0.056924	578,201	86,730	491,471
Supplementary interest on shareholders´ equity paid	0.205825	0.226407	2,299,752	344,963	1,954,789
Total paid or accrued in the three-month period ended March 31, 2023	**0.257574**	**0.283331**	**2,877,953**	**431,693**	**2,446,260**
Monthly interest on shareholders' equity paid	0.051749	0.056924	578,201	86,730	491,471
Supplementary interest on shareholders' equity provisioned	0.182346	0.200580	2,037,415	305,612	1,731,803
Total paid or accrued in the three-month period ended March 31, 2024	**0.234095**	**0.257504**	**2,615,616**	**392,342**	**2,223,274**

d) Treasury shares

On October 31, 2023, the Board of Directors resolved to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from November 07, 2023 to May 07, 2025, up to 106,584,881 book-entry, registered shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock.

On March 31, 2024, 11,970,600 common shares and 10,589,200 preferred shares remained in treasury, amounting to R$293,398 thousand. The minimum, average and maximum cost per ON share is R$12.18, R$12.44 and R$12.61 and per PN share is R$13.32, R$13.65 and R$13 .97 respectively. The market value of these shares, on March 31, 2024, was R$12.74 per common share and R$14.26 per preferred share.

e) Earnings per share

i. Basic earnings per share

Basic earnings per share were calculated based on the weighted average number of common and preferred shares outstanding, as shown in the table below:

	Three-month period ended on March 31	
	2024	2023
Net earnings attributable to the Organization's common shareholders (R$ thousand)	**2,005,186**	**2,043,281**
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	**2,205,700**	**2,237,023**
Weighted average number of common shares outstanding (thousands)	5,323,492	5,330,305
Weighted average number of preferred shares outstanding (thousands)	5,305,828	5,311,866
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	0.38	0.38
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	0.42	0.42

ii. Diluted earnings per share

Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments.

25) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of March 31, 2024, the balance of minority interests in subsidiaries was R$896,421 thousand (R$945,244 thousand on December 31, 2023), represented, primarily by Odontoprev.

26) FEE AND COMMISSION INCOME

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Credit card income	2,377,722	2,346,159
Checking account	1,670,381	1,847,475
Loans	605,958	549,056
Collections	394,080	448,180
Consortium management	648,134	570,194
Asset management	308,046	297,736
Capital markets/Financial advisory services	205,060	145,484
Custody and brokerage services	341,885	305,418
Payments	109,974	111,064
Other	235,196	267,724
Total	**6,896,436**	**6,888,490**

27) PAYROLL AND RELATED BENEFITS

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Salaries	2,940,820	2,799,641
Benefits	1,494,777	1,404,772
Social security charges	990,004	966,824
Employee profit sharing	372,186	419,912
Training	26,654	20,895
Total	**5,824,441**	**5,612,044**

28)OTHER ADMINISTRATIVE EXPENSES

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Outsourced services	1,209,616	1,253,201
Depreciation and amortization	1,100,246	1,030,332
Data processing	603,064	560,850
Communication	190,212	249,621
Asset maintenance	365,274	333,502
Rental	285,810	304,270
Financial system services	534,359	412,505
Advertising and marketing	274,250	260,246
Security and surveillance	143,640	150,823
Transport	182,609	188,212
Water, electricity and gas	98,219	89,942
Supplies	32,952	28,302
Travel	30,444	27,398
Other	328,531	391,335
Total	**5,379,226**	**5,280,539**

29)TAX EXPENSES

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Contribution for Social Security Financing (COFINS)	1,174,447	1,238,877
Social Integration Program (PIS) contribution	182,237	197,717
Tax on Services (ISSQN)	236,492	236,443
Municipal Real Estate Tax (IPTU) expenses	38,738	52,908
Other	73,470	94,920
Total	**1,705,384**	**1,820,865**

30)OTHER OPERATING INCOME

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Other interest income	912,847	1,177,795
Reversal of other operating provisions	872,461	861,139
Revenues from recovery of charges and expenses	135,473	89,057
Other	1,839,455	1,599,966
Total	**3,760,236**	**3,727,957**

31) OTHER OPERATING EXPENSES

	Three-month period ended on March 31	
	2024	2023
Other finance costs	322,687	338,165
Sundry losses	111,481	146,442
Discount granted	505,260	831,908
Commissions on loans and financing	123,873	129,654
Intangible assets amortization - payroll	438,772	441,037
Goodwill amortization (Note 14a)	105,073	109,951
Card marketing expenses	1,055,456	865,691
Other	2,489,308	2,514,263
Total	**5,151,910**	**5,377,111**

32) NON-OPERATING INCOME (LOSS)

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Gain/loss on sale and write-off of assets and investments	7,407	45,033
Recording/reversal of non-operating provisions (1)	(52,953)	(57,030)
Other	8,413	13,362
Total	**(37,133)**	**1,365**

(1) Primarily includes the provision for impairment of non-financial assets held for sale.

33) INCOME TAXES

a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL)

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Income before income tax and social contribution	**4,463,361**	**4,287,333**
Total burden of income tax (25%) and social contribution (20%) at the current rates	(2,008,512)	(1,929,300)
Effect on the tax calculation:		
Equity investment in associates and jointly controlled companies	208,768	178,146
Net non-deductible expenses of non-taxable income	171,986	250,742
Interest on shareholders' equity (paid and payable)	1,177,027	1,295,079
Other amounts (1)	280,081	272,322
Income tax and social contribution for the period	**(170,650)**	**66,989**

(1) Includes: (i) the adjustment of the current rate for financial companies except banks, insurance companies and non-financial companies, in relation to the rates shown; and (ii) incentive deductions.

b) Breakdown of income tax and social contribution in the income statement

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Current taxes:		
Income tax and social contribution payable	**(3,089,598)**	**(2,453,141)**
Deferred taxes:		
Constitution/realization in the period on temporary additions and exclusions	3,121,206	2,805,255
Use of opening balances of:		
Social contribution loss	(181,790)	(241,377)
Income tax loss	(220,122)	(302,986)
Constitution in the period of:		
Social contribution loss	74,283	102,572
Income tax loss	125,371	156,666
Total deferred tax benefit (expense)	**2,918,948**	**2,520,130**
Income tax and social contribution for the period	**(170,650)**	**66,989**

c) Deferred income tax and social contribution

				R$ thousands
	Balance on December 31, 2023	Amount recorded	Amount realized	Balance on March 31, 2024
Expected credit loss associated with credit risk	58,977,661	4,019,052	(1,229,994)	61,766,719
Civil provisions	3,778,419	98,958	(139,400)	3,737,977
Tax provisions	3,241,355	67,368	(6,735)	3,301,988
Labor provisions	2,068,012	76,121	(300,515)	1,843,618
Impairment of securities and investments	3,249,695	72,113	(48,751)	3,273,057
Non-financial assets held for sale	735,677	49,273	(56,830)	728,120
Fair value adjustment of trading securities and derivatives	270,016	15,860	(48,829)	237,047
Amortization of goodwill	221,934	4,182	(2,755)	223,361
Provision for interest on own capital	-	916,837	-	916,837
Other	5,438,415	927,045	(798,222)	5,567,238
Total deductible taxes on temporary differences	**77,981,184**	**6,246,809**	**(2,632,031)**	**81,595,962**
Income tax and social contribution losses in Brazil and overseas	18,893,423	199,654	(401,912)	18,691,165
Subtotal	**96,874,607**	**6,446,463**	**(3,033,943)**	**100,287,127**
Adjustment to fair value of available-for-sale securities	2,488,372	233,992	(396,642)	2,325,722
Total deferred tax assets	**99,362,979**	**6,680,455**	**(3,430,585)**	**102,612,849**
Deferred tax liabilities (Note 33e)	**5,271,884**	**527,988**	**(557,909)**	**5,241,963**
Deferred tax assets, net of deferred tax liabilities	**94,091,095**	**6,152,467**	**(2,872,676)**	**97,370,886**
- Percentage of net deferred tax assets on capital	**62.8%**			**66.9%**
- Percentage of net deferred tax assets over total assets	**4.9%**			**5.0%**

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	On March 31, 2024 - R$ thousand				
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2024	9,151,763	7,164,942	197,045	88,878	16,602,628
2025	4,713,357	3,718,053	193,995	88,594	8,713,999
2026	5,327,722	4,225,711	179,176	91,587	9,824,196
2027	2,715,155	2,136,552	104,054	71,564	5,027,325
2028	3,703,016	2,752,285	683,791	532,454	7,671,546
2029	5,686,512	4,533,211	167,874	142,966	10,530,563
2030	2,838,864	2,218,855	2,056,782	1,633,564	8,748,065
2031	2,594,025	2,062,017	2,184,781	1,747,401	8,588,224
2032	6,020,504	4,760,260	2,033,855	1,632,783	14,447,402
2033	2,971,500	2,301,658	2,294,316	2,565,705	10,133,179
Total	**45,722,418**	**35,873,544**	**10,095,669**	**8,595,496**	**100,287,127**

The projected realization of deferred tax assets is an estimate and is not directly related to expected accounting profits. Projections for 2025 and subsequent years consider the new resolution for the tax treatment of credit losses incurred established by Law No. 14,467/2022.

On March 31, 2024, the present value of deferred tax assets, calculated considering the average funding rate, net of tax effects, amounts to R$86,015,789 thousand (R$81,966,724 thousand on December 31, 2023), of which: R$71,291,204 thousand (R$67,374,572 thousand in December 2023) of temporary differences and R$14,724,585 thousand (R$14,592,152 thousand on December 31, 2023) of tax loss and negative basis of social contribution.

e) Deferred tax liabilities

	R$ thousands			
	Balance on December 31, 2023	Amount recorded	Amount realized	Balance on March 31, 2024
Fair value adjustment to securities and derivative financial instruments	1,150,588	197,143	(3,130)	1,344,601
Difference in depreciation	616,829	57,377	-	674,206
Judicial deposit	1,787,400	59,117	(3,750)	1,842,767
Other	955,972	204,770	(17,955)	1,142,787
Total deferred liabilities on temporary exclusions	**4,510,789**	**518,407**	**(24,835)**	**5,004,361**
Adjustment to fair value of available-for-sale securities	761,095	9,581	(533,074)	237,602
Total deferred tax liabilities (Note 33c)	**5,271,884**	**527,988**	**(557,909)**	**5,241,963**

34)STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and Income Statement – Accounting vs. Managerial

Management uses a variety of information to assess the results of the business activities in which it is involved, including consolidated financial information derived from the financial statements prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), but subject to alternative consolidation policies.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting vs. Managerial:

				R$ thousands
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Assets				
Cash and due from banks	19,378,135	122,200	(939,594)	18,560,741
Interbank investments and Compulsory deposits with the Brazilian Central Bank	348,188,410	19,598	(374,563)	347,833,445
Securities and derivative financial instruments	767,261,001	8,807,961	52,189,035	828,257,997
Loans and leases	538,449,606	(96,712)	(366,789)	537,986,105
Other financial instruments	159,545,965	836,408	(1,181,936)	159,200,437
Expected credit loss associated with credit risk	(51,643,306)	-	-	(51,643,306)
Deferred income tax assets	102,612,849	526,496	-	103,139,345
Investments in associates and jointly controlled entities	9,954,296	(6,076,447)	-	3,877,849
Premises and equipment	7,352,148	263,887	-	7,616,035
Intangible assets and goodwill	18,949,417	3,522,248	-	22,471,665
Other assets	24,293,930	1,367,976	(399,404)	25,262,502
Accumulated impairment of non-financial assets	(2,683,951)	197,126	-	(2,486,825)
Total on March 31, 2024	**1,941,658,500**	**9,490,741**	**48,926,749**	**2,000,075,990**
Total on December 31, 2023	**1,915,474,635**	**10,074,444**	**38,502,618**	**1,964,051,697**

				R$ thousands
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Liabilities				
Deposits from banks	332,960,336	1,185,527	41,599,540	375,745,403
Deposits from customers	606,733,725	(263,399)	2,173,603	608,643,929
Securities issued	253,812,786	-	11,288,156	265,100,942
Subordinated debts	50,284,155	-	-	50,284,155
Derivative financial instruments	26,496,198	-	(1,524,033)	24,972,165
Other financial liabilities	65,394,342	(1,067,787)	(671,232)	63,655,323
Provisions	406,494,332	694,768	(23,073)	407,166,027
Deferred tax liabilities	5,241,963	105,582	-	5,347,545
Other liabilities	32,780,776	7,984,577	(3,916,212)	36,849,141
Non-controlling shareholders	896,421	851,473	-	1,747,894
Shareholders' equity	160,563,466	-	-	160,563,466
Total on March 31, 2024	**1,941,658,500**	**9,490,741**	**48,926,749**	**2,000,075,990**
Total on December 31, 2023	**1,915,474,635**	**10,074,444**	**38,502,618**	**1,964,051,697**

				R$ thousands
	Accounting Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Income Statement
Revenue from financial intermediation	47,748,917	548,490	442,399	48,739,806
Expenses from financial intermediation	(28,899,789)	(111,232)	(1,186,039)	(30,197,060)
Financial margin	**18,849,128**	**437,258**	**(743,640)**	**18,542,746**
Expected Credit Loss Associated with Credit Risk expense	(8,432,611)	-	-	(8,432,611)
Gross income from financial intermediation	**10,416,517**	**437,258**	**(743,640)**	**10,110,135**
Other income from insurance, pension plans and capitalization bonds	2,190,117	-	-	2,190,117
Fee and commission income and income from banking fees	6,896,436	1,357,411	543,590	8,797,437
Personnel expenses	(5,824,441)	(238,259)	-	(6,062,700)
Other administrative expenses	(5,379,226)	(350,395)	250,088	(5,479,533)
Tax expenses	(1,705,384)	(169,945)	-	(1,875,329)
Share of profit (loss) of associates and jointly controlled entities	463,930	(408,042)	-	55,888
IR/CSI and Other income/expenses	(2,847,063)	(628,028)	(50,038)	(3,525,129)
Net Income for the three-month period ended March 31, 2024	**4,210,886**	**-**	**-**	**4,210,886**
Net Income for the three-month period ended March 31, 2023	**4,280,304**	**-**	**-**	**4,280,304**

(1) Refers to the effects of the consolidation adjustments arising from the investments consolidated proportionally (Grupo Cielo, Grupo Elopar, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

b) Statement of financial position and income by segment – Managerial

The managerial information, hereinafter, was prepared based on reports used by Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

R$ thousands

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Assets							
Cash and due from banks	14,786,338	4,170,650	463,919	4,896	499	(865,561)	18,560,741
Interbank investments and Compulsory deposits with the Brazilian Central Bank	345,104,627	2,728,818	-	-	-	-	347,833,445
Securities and derivative financial instruments	421,320,915	18,350,705	392,138,332	10,099	3,001,970	(6,564,024)	828,257,997
Loans and leases	498,514,122	70,603,496	-	-	-	(31,131,513)	537,986,105
Other financial instruments	154,732,289	713,086	10,619,311	22,587	122,545	(7,009,381)	159,200,437
Expected credit loss associated with credit risk	(50,223,846)	(1,419,460)	-	-	-	-	(51,643,306)
Deferred income tax assets	98,563,481	177,897	4,299,857	2,522	95,588	-	103,139,345
Investments in associates and jointly controlled entities	70,338,933	-	3,058,158	-	1,140	(69,520,382)	3,877,849
Premises and equipment	5,571,639	86,316	1,956,898	1,182	-	-	7,616,035
Intangible assets and goodwill	18,769,989	89,863	3,611,813	-	-	-	22,471,665
Other assets	18,868,218	1,466,380	4,874,105	1,351	57,298	(4,850)	25,262,502
Accumulated impairment of non-financial assets	(2,470,314)	-	(16,399)	-	(112)	-	(2,486,825)
Total on March 31, 2024	**1,593,876,391**	**96,967,751**	**421,005,994**	**42,637**	**3,278,928**	**(115,095,711)**	**2,000,075,990**
Total on December 31, 2023	**1,571,215,433**	**90,313,800**	**409,329,194**	**41,528**	**3,277,809**	**(110,126,067)**	**1,964,051,697**
Liabilities							
Deposits from banks	390,466,684	16,833,237	-	-	-	(31,554,518)	375,745,403
Deposits from customers	572,176,600	37,027,782	-	-	-	(560,453)	608,643,929
Securities issued	264,014,489	7,521,815	-	-	-	(6,435,362)	265,100,942
Subordinated debts	50,284,155	-	-	-	-	-	50,284,155
Derivative financial instruments	22,798,285	2,176,231	-	-	-	(2,351)	24,972,165
Other financial liabilities	63,636,341	18,982	-	-	-	-	63,655,323
Provisions	29,220,794	152,905	377,737,137	25,048	38,557	(8,414)	407,166,027
Deferred tax liabilities	4,828,802	60,537	451,219	-	6,987	-	5,347,545
Other liabilities	34,885,615	917,408	8,057,147	3,202	-	(7,014,231)	36,849,141
Non-controlling shareholders	1,001,160	32,258,854	34,760,491	14,387	3,233,384	(69,520,382)	1,747,894
Shareholders' equity	160,563,466	-	-	-	-	-	160,563,466
Total on March 31, 2024	**1,593,876,391**	**96,967,751**	**421,005,994**	**42,637**	**3,278,928**	**(115,095,711)**	**2,000,075,990**
Total on December 31, 2023	**1,571,215,433**	**90,313,800**	**409,329,194**	**41,528**	**3,277,809**	**(110,126,067)**	**1,964,051,697**

R$ thousands

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	38,461,229	1,378,666	9,404,170	2,736	82,953	(589,948)	48,739,806
Expenses from financial intermediation	(22,689,065)	(678,420)	(7,419,523)	-	-	589,948	(30,197,060)
Financial margin	**15,772,161**	**700,246**	**1,984,647**	**2,736**	**82,953**	**-**	**18,542,746**
Expected Credit Loss Associated with Credit Risk expense	(8,291,860)	(140,751)	-	-	-	-	(8,432,611)
Gross income from financial intermediation	**7,480,301**	**559,495**	**1,984,647**	**2,736**	**82,953**	**-**	**10,110,135**
Other income from insurance, pension plans and capitalization bonds	-	-	2,182,606	4,959	-	2,552	2,190,117
Fee and commission income and income from banking fees	8,439,397	171,483	200,881	-	956	(15,280)	8,797,437
Personnel expenses	(5,261,441)	(129,699)	(661,999)	(3,230)	(6,331)	-	(6,062,700)
Other administrative expenses	(4,964,987)	(98,458)	(518,246)	(2,349)	(2,923)	107,430	(5,479,533)
Tax expenses	(1,514,268)	(4,194)	(353,147)	-	(3,720)	-	(1,875,329)
Share of profit (loss) of associates and jointly controlled entities	34,653	-	21,235	-	-	-	55,888
IR/CSI and Other income/expenses	(2,341,912)	(152,688)	(906,375)	(1,249)	(28,203)	(94,702)	(3,525,129)
Net Income for the three-month period ended March 31, 2024	**1,871,746**	**345,939**	**1,949,602**	**867**	**42,732**	**-**	**4,210,886**
Net Income/loss for the three-month period ended March 31, 2023	**2,090,811**	**433,135**	**1,680,035**	**(863)**	**77,186**	**-**	**4,280,304**

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

35) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out in compliance with CMN Resolution No. 4,818/20 and CVM Resolution No. 94/22. The Organization has a related party Transaction Policy. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

R$ thousands

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On March 31, 2024	On December 31, 2023	On March 31, 2024	On December 31, 2023	On March 31, 2024	On December 31, 2023	On March 31, 2024	On December 31, 2023
Assets								
Securities and derivative financial instruments	-	-	605,893	597,902	-	-	605,893	597,902
Loans and other assets	9	13	1,015,077	3,535,976	159,228	188,985	1,174,314	3,724,974
Liabilities								
Demand deposits/Savings accounts	316	152	95,849	137,411	17,620	15,493	113,785	153,056
Time deposits	3,949,557	3,671,231	605,227	805,870	424,459	472,452	4,979,243	4,949,553
Securities sold under agreements to repurchase	60,324	58,779	38,943	28,565	30,912	33,246	130,179	120,590
Funds from issuance of securities and subordinated debts	20,188,895	19,045,768	-	-	1,096,279	1,324,020	21,285,174	20,369,788
Interest on own capital payable	2,217,801	2,298,873	-	-	-	-	2,217,801	2,298,873
Other liabilities	-	-	12,520,491	13,392,843	1,788	1,801	12,522,279	13,394,644

Three-month period ended on March 31 - R$ thousands

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2024	2023	2024	2023	2024	2023	2024	2023
Income from financial intermediation	-	23,435	51,087	11,951	1	8	51,088	35,394
Financial intermediation expenses	(696,581)	(767,331)	(19,799)	(41,109)	(45,008)	(54,889)	(761,388)	(863,329)
Income from services provided	30	44	49,089	57,157	11	12	49,130	57,213
Other expenses net of other operating revenues	24,713	21,613	(680,479)	(527,962)	(4,890)	(5,063)	(660,656)	(511,412)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization (Bradesco S.A. and other companies in the group).

For 2024, the maximum amount of R$618,177 thousand was determined for the remuneration of the Directors and R$605,000 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of Preferred Class B Shares issued by BBD Participações S.A. and/or Preferred Shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This program complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Key Management Personnel

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Remuneration	120,337	156,280
Total	**120,337**	**156,280**

Post-employment benefits

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Defined contribution pension plans	130,840	145,148
Total	**130,840**	**145,148**

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

Direct ownership	On March 31, 2024	On December 31, 2023
• Common shares	0.33%	0.33%
• Preferred shares	0.84%	0.83%
• Total shares (1)	**0.58%**	**0.58%**

(1) On March 31, 2024, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 1.81% of common shares, 0.87% of preferred shares and 1.34% of all shares (1.63% of common shares, 0.85% of preferred shares and 1.24% of all shares on December 31, 2023).

36) RISK AND CAPITAL MANAGEMENT

a) Risk Management

The activity of risk management is highly strategic due to the increasing complexity of products and services and the globalization of the Organization business. The dynamic nature of the market requires the constant improvement of risk management activity.

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in making strategic decisions.

The Organization has an Integrated Risk Management and Capital Allocation Committee - COGIRAC, whose objective is to advise the Chief Executive Officer in the performance of their duties/responsibilities related to the management and control of all risks and the Organization's capital.

The risk management structure also has the Executive Committees for: Risk Monitoring, Risk Management, prevention of money laundering and terrorism financing (AML/TF)/Sanctions and Information Security/Cyber. There is also the Executive Committee for Products, Services and Partnerships and the Executive Committees of the business areas which has various responsibilities/duties, including to propose the limits of exposure to their respective risks and to prepare mitigation plans to be submitted for evaluation by the Risk Committee and deliberation by the Board of Directors.

The Risk committee is structured so as to assess the Organization's risk management framework and, eventually, propose improvements and challenge the Organization's risk structure in the face of new trends and/or threats, as well as advise the Board of Directors in the performance of its duties related to the management and control of risks and capital.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI - None of the information contained on the websites referred to or referenced in these consolidated financial statements is part of, or incorporated by reference in, the consolidated financial statements.

b) Capital Management

The Basel Ratio is part of the set of indicators monitored and evaluated in the process of Capital Management and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the year

ended on December 31, 2023, Bradesco fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	R$ thousands	
	Basel III	
	On March 31, 2024	On December 31, 2023
	Prudential	
Regulatory capital - values		
Common equity	106,167,412	110,689,318
Level I	120,727,267	125,412,066
Reference Equity - RE	145,621,238	149,969,145
Risk-weighted assets (RWA) - amounts		
Total RWA	947,047,400	947,737,574
Regulatory capital as a proportion of RWA		
Index of Common equity - ICP	11.2%	11.7%
Tier I Capital	12.7%	13.2%
Basel Ratio	15.4%	15.8%
Additional Common Equity (ACP) as a proportion of RWA		
Additional Common Equity Conservation - ACPConservation	2.50%	2.50%
Additional Contracyclic Common Equity - ACPContracyclic	0.00%	0.00%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP (1)	3.50%	3.50%
Excess Margin of Common Equity	3.21%	3.68%
Leverage Ratio (AR)		
Total exposure	1,740,974,434	1,714,042,678
AR	6.9%	7.3%
Short Term Liquidity Indicator (LCR)		
Total High Quality Liquid Assets (HQLA)	248,433,393	248,691,252
Total net cash outflow	128,556,427	129,797,562
LCR	193.2%	191.6%
Long Term Liquidity Indicator (NSFR)		
Available stable funding (ASF)	924,549,634	934,324,784
Stable resources required (RSF)	749,310,406	737,181,037
NSFR	123.4%	126.7%

(1) Failure to comply with ACP rules may result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

c) Indicator of Global Systemic Importance (IAISG)

According to the Bacen Resolutions No. 171/21 and No. 54/20 the calculation for the evaluation of global systemic importance (IAISG), calculated on a consolidated basis, which establishes an additional capital requirement for financial institutions classified as systemically important is disclosed by Bradesco.

d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself. Proposed market risk limits are validated by specific

committees for approval by the Integrated Risk Management and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading Portfolio: it is composed of all the operations made with financial instruments, including derivatives, held for trading or destined to hedge other instruments of the portfolio itself, and that are not subject to any trading restrictions. The financial instruments held for trading are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage, Portfolio risks in these cases are monitored by:

- Value at Risk (VaR);
- Stress (impact measurement of extreme events, based on historical and prospective scenarios);
- Results; and
- Financial Exposure/ Concentration.

Banking Portfolio: composed of financial instruments not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

- Change in economic value due to changes in interest rates – ΔEVE (Economic Value of Equity); and
- Change in net interest income due to changes in interest rates – ΔNII (Net Interest Income).

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors (1)	R$ thousands	
	On March 31, 2024	On December 31, 2023
Fixed rates	11,068	3,010
IGPM/IPCA	2,797	7,671
Exchange coupon	179	311
Foreign currency	9,042	2,507
Equities	1,354	2,003
Sovereign/Eurobonds and Treasuries	8,745	3,283
Other	5,534	2,340
Correlation/diversification effect	(20,071)	(13,657)
VaR (Value at Risk)	**18,648**	**7,468**

(1) Amounts net of tax effects.

Sensitivity analysis of financial exposures

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.00 a scenario of R$5.05 was used, while for a 1-year fixed interest rate of 9.84%, a 9.85% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.00 a scenario of R$5.05 was used,

while for a 1-year fixed interest rate of 9.84%, a 12.30% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.00 a scenario of R$7.49 was used, while for a 1-year fixed interest rate of 9.84%, a 14.76% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

I - Sensitivity Analysis – Trading Portfolio

		R$ thousands					
		Trading Portfolio (1)					
		On March 31, 2024			On December 31, 2023		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(705)	(172,168)	(335,592)	(25)	(14,760)	(27,497)
Price indexes	Exposure subject to variations in price index coupon rates	(3,264)	(55,799)	(118,071)	(3,861)	(130,968)	(266,123)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(11)	(1,695)	(3,342)	(18)	(2,783)	(5,489)
Foreign currency	Exposure subject to exchange rate variations	6,057	151,417	302,833	1,507	37,669	75,338
Equities	Exposure subject to variation in stock prices	(590)	(14,741)	(29,481)	1,188	29,696	59,392
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(212)	(28,994)	(60,169)	128	8,831	15,365
Other	Exposure not classified in other definitions	(501)	(12,527)	(25,054)	(94)	(2,341)	(4,683)
Total excluding correlation of risk factors		**774**	**(134,507)**	**(268,876)**	**(1,176)**	**(74,656)**	**(153,695)**

(1) Amounts net of tax effects; and
(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 240 bps and 471 bps (scenarios 2 and 3 respectively) as of March 31, 2024 (December 31, 2023 - the values were approximately 245 bps and 480 bps in scenarios 2 and 3 respectively).

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

		R$ thousands					
		Trading and Banking Portfolios (1)					
		On March 31, 2024			On December 31, 2023		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(4,109)	(1,268,930)	(2,731,016)	(2,113)	(845,801)	(1,949,962)
Price indexes	Exposure subject to variations in price index coupon rates	(18,867)	(2,318,856)	(4,205,956)	(20,461)	(2,347,022)	(4,307,241)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(558)	(78,452)	(155,274)	(985)	(112,436)	(216,387)
Foreign currency	Exposure subject to exchange rate variations	(1,558)	(38,949)	(77,899)	(2,212)	(55,293)	(110,585)
Equities	Exposure subject to variation in stock prices	(62,642)	(1,566,052)	(3,132,104)	(43,432)	(1,085,794)	(2,171,588)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(2,219)	(226,255)	(435,390)	(1,172)	(117,366)	(229,078)
Other	Exposure not classified in other definitions	(452)	(11,292)	(22,585)	(41)	(1,016)	(2,031)
Total excluding correlation of risk factors		**(90,405)**	**(5,508,788)**	**(10,760,225)**	**(70,415)**	**(4,564,728)**	**(8,986,872)**

(1) Amounts net of tax effects; and
(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 241 bps and 474 bps (scenarios 2 and 3 respectively) as of March 31, 2024 (December 31, 2023 - the values were approximately 269 bps and 548 bps in scenarios 2 and 3 respectively).

e) Social and Environmental Risk

Social and environmental risks are defined as the potential damage that an economic activity can inflict on society and the environment. These risks, when associated with financial institutions, are indirect and stem from business relationships, including those with the supply chain and with clients through financing and investment activities.

The social and environmental risk management process has a governance structure made up of committees, policies, standards and procedures, which makes sure that risks are identified, measured, mitigated, tracked, and reported for various activities, including lending, investments and supplier management.

The Organization works to improve the criteria for managing these risks and strengthening processes through a set of actions, including media research and consultations with in-house and public databases, in an effort to identify potential social or environmental violations.

We also include social and environmental contractual clauses, which provide for the possibility of early expiration of contracts if non-compliance with any contractual obligation is identified.

We have a number of commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and the Promotion of Decent Work (Ethos), the United Nations for the Environment (UNEP FI) and the Global Compact, among others.

The social and environmental risk management structure is composed of various forums and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Board of Executive Officers of the Organization in the exercise of their duties.

f) Climate Risk

Climate risk represents the potential for financial losses to the Organization due to the potential impacts of climate change. As defined in CMN Resolution No. 4,557, it refers to the potential for losses to the institution caused by events associated with frequent and severe weather or long-term environmental changes that may be related to shifts in weather patterns (physical risks). In response to the increase in these risks, socio-economic shifts need to take place that could pose potential losses to the institution resulting from events associated with the transition process to a low-carbon economy, in which the emission of greenhouse gases is reduced or offset and the natural mechanisms for capturing these gases are preserved (transition risks).

Climate risk, when associated with financial institutions, is mostly indirect and comes from business relationships with clients and suppliers.

The climate risk management process has a governance structure made up of committees, policies, standards and procedures, which help to identify, classify, and monitor, in accordance with BCB Resolutions and in line with the principles of relevance and proportionality, necessary in view of the complexity of the Organization's financial products and profile of activities.

The Organization seeks to incorporate and improve the criteria for managing the social risks arising from business relations with clients through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Social Organization, Environmental and Climate Risk Standard.

The Organization has assumed commitments related to climate aspects, with an emphasis on the Net-Zero Banking Alliance (NZBA), Principles for Responsible Investment (PRI), in addition to being a signatory to the Global Compact and part of the United Actions for the Environment Program (UNEP FI). Since 2019, we have been participating in industry initiatives focused on developing climate risk management methodologies and tools for the banking industry that are in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

g) Statement of financial position by currency and maturity

I – The statement of financial position by currency

				R$ thousands
	On March 31, 2024			On December 31, 2023
	Total	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
Assets				
Cash and due from banks	**19,378,135**	**11,323,077**	**8,055,058**	**5,754,226**
Financial instruments	**1,808,647,269**	**1,709,750,873**	**98,896,396**	**85,823,930**
- Interbank investments	223,923,168	221,096,437	2,826,731	3,623,146
- Compulsory deposits with the Brazilian Central Bank	124,265,242	124,228,283	36,959	43,016
- Securities	743,517,899	717,442,011	26,075,888	22,009,272
- Derivative financial instruments	23,743,102	22,791,425	951,677	1,539,223
- Loans	533,651,893	492,053,947	41,597,946	39,616,727
- Other financial instruments	159,545,965	132,138,770	27,407,195	18,992,546
Leases	**4,797,713**	**4,797,713**	**-**	**-**
Expected credit loss associated with credit risk	**(51,643,306)**	**(50,223,846)**	**(1,419,460)**	**(1,355,644)**
- Loans	(48,416,916)	(46,997,506)	(1,419,410)	(1,355,591)
- Leases	(46,082)	(46,082)	-	-
- Other receivables	(3,180,308)	(3,180,258)	(50)	(53)
Deferred income tax assets	**102,612,849**	**102,432,430**	**180,419**	**185,108**
Investments in associates and jointly controlled entities	**9,954,296**	**9,954,296**	**-**	**-**
Premises and equipment	**21,015,958**	**20,789,354**	**226,604**	**236,522**
Intangible assets	**47,044,297**	**46,813,637**	**230,660**	**224,858**
Accumulated depreciation and amortization	**(41,758,690)**	**(41,477,561)**	**(281,129)**	**(321,354)**
- Premises and equipment	(13,663,810)	(13,524,525)	(139,285)	(149,894)
- Intangible assets	(28,094,880)	(27,953,036)	(141,844)	(171,460)
Other assets	**24,293,930**	**22,822,347**	**1,471,583**	**1,574,126**
Accumulated impairment of non-financial assets	**(2,683,951)**	**(2,683,951)**	**-**	**-**
Total assets	**1,941,658,500**	**1,834,298,369**	**107,360,131**	**92,121,772**
Liabilities				
Deposits and other financial liabilities	**1,335,681,542**	**1,245,250,810**	**90,430,732**	**82,109,454**
- Deposits from banks	332,960,336	304,361,449	28,598,887	24,096,631
- Deposits from customers	606,733,725	572,060,775	34,672,950	34,301,273
- Securities issued	253,812,786	246,290,971	7,521,815	7,368,531
- Subordinated debts	50,284,155	50,284,155	-	-
- Derivative financial instruments	26,496,198	23,164,034	3,332,164	3,852,537
- Other financial liabilities	65,394,342	49,089,426	16,304,916	12,490,482
Provisions	**406,494,332**	**406,316,240**	**178,092**	**166,008**
- Technical provision for insurance, pension plans and capitalization bonds	372,673,344	372,656,500	16,844	17,444
- Other provisions	33,820,988	33,659,740	161,248	148,564
Deferred tax liabilities	**5,241,963**	**5,181,426**	**60,537**	**56,300**
Other liabilities	**32,780,776**	**31,858,934**	**921,842**	**1,079,956**
Total liabilities	**1,780,198,613**	**1,688,607,410**	**91,591,203**	**83,411,718**
Shareholders' equity				
Equity attributable to shareholders of the parent	160,563,466	160,563,466	-	-
Non-controlling interests	896,421	896,421	-	-
Total Shareholders' equity	**161,459,887**	**161,459,887**	**-**	**-**
Total Liability and Shareholders' equity	**1,941,658,500**	**1,850,067,297**	**91,591,203**	**83,411,718**
Net position of assets and liabilities			**15,768,928**	**8,710,054**
Net position of derivatives (2)			(19,685,046)	(15,768,731)
Other net off-balance-sheet accounts (3)			(686,668)	(666,054)
Net foreign exchange position (passive) (4)			**(4,602,786)**	**(7,724,731)**

(1) Amounts originally recognized and/or indexed mainly in US$;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;
(3) Other commitments recorded in memorandum accounts; and
(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$(859,926) thousand in the first quarter of 2024 (R$(766,194) thousand in 2023), were recorded in the Income Statement. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the foreign exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments in the amount of R$539,213 thousand (R$360,437 thousand in 2023).

II - The statement of financial position by maturity

R$ thousands

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets						
Cash and due from banks	**19,378,135**	**-**	**-**	**-**	**-**	**19,378,135**
Financial instruments	**957,547,604**	**201,847,702**	**123,904,184**	**525,347,779**	**-**	**1,808,647,269**
- Interbank investments (1)	183,708,194	34,849,602	2,664,389	2,700,983	-	223,923,168
- Compulsory deposits with the Brazilian Central Bank	124,265,242	-	-	-	-	124,265,242
- Securities (1) (2)	475,710,543	29,317,895	38,197,854	200,291,607	-	743,517,899
- Derivative financial instruments (1) (2)	14,685,353	2,768,342	800,267	5,489,140	-	23,743,102
- Loans	55,647,871	98,031,774	76,142,506	303,829,742	-	533,651,893
- Other financial instruments	103,530,401	36,880,089	6,099,168	13,036,307	-	159,545,965
Leases	**181,158**	**861,330**	**801,380**	**2,953,845**	**-**	**4,797,713**
Expected credit loss associated with credit risk	**(18,077,387)**	**(7,135,209)**	**(5,769,431)**	**(20,661,279)**	**-**	**(51,643,306)**
- Loans	(15,967,698)	(6,236,680)	(5,621,493)	(20,591,045)	-	(48,416,916)
- Leases	(3,063)	(7,317)	(7,479)	(28,223)	-	(46,082)
- Other receivables	(2,106,626)	(891,212)	(140,459)	(42,011)	-	(3,180,308)
Deferred income tax assets	**544,137**	**10,302,691**	**13,100,319**	**78,665,702**	**-**	**102,612,849**
Investments in associates and jointly controlled entities	**-**	**-**	**-**	**-**	**9,954,296**	**9,954,296**
Premises and equipment	**208,934**	**1,044,668**	**1,253,602**	**4,099,456**	**745,488**	**7,352,148**
Intangible assets	**506,398**	**2,058,293**	**2,030,956**	**14,101,312**	**252,458**	**18,949,417**
Other assets	**12,246,296**	**600,852**	**2,042,038**	**9,404,744**	**-**	**24,293,930**
Accumulated impairment of non-financial assets	**(2,683,780)**	**-**	**-**	**(171)**	**-**	**(2,683,951)**
Total on March 31, 2024	**969,851,495**	**209,580,327**	**137,363,048**	**613,911,388**	**10,952,242**	**1,941,658,500**
Total on December 31, 2023	**938,630,396**	**186,234,290**	**124,679,116**	**655,237,023**	**10,693,810**	**1,915,474,635**

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Liabilities						
Deposits and other financial liabilities	**551,943,398**	**101,934,527**	**147,163,607**	**520,080,158**	**14,559,852**	**1,335,681,542**
- Deposits from banks (1) (3)	286,005,426	19,121,560	10,597,922	17,235,428	-	332,960,336
- Deposits from customers (3)	195,637,095	52,812,402	87,485,852	270,798,376	-	606,733,725
- Securities issued	4,410,831	15,164,134	43,896,610	190,341,211	-	253,812,786
- Subordinated debts	-	34,998	1,021,983	34,667,322	14,559,852	50,284,155
- Derivative financial instruments	17,264,237	2,037,193	3,285,958	3,908,810	-	26,496,198
- Other financial liabilities	48,625,809	12,764,240	875,282	3,129,011	-	65,394,342
Provisions	**335,050,929**	**1,217,305**	**1,085,729**	**69,140,369**	**-**	**406,494,332**
- Technical provision for insurance, pension plans and capitalization bonds (3)	322,841,740	-	-	49,831,604	-	372,673,344

	R$ thousands					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
- Other provisions	12,209,189	1,217,305	1,085,729	19,308,765	-	33,820,988
Deferred income tax liabilities	**170,454**	**37,036**	**23,122**	**5,011,351**	**-**	**5,241,963**
Other liabilities	**31,303,230**	**28,501**	**651,511**	**797,534**	**-**	**32,780,776**
Shareholders' equity						
Equity attributable to shareholders of the parent					160,563,466	160,563,466
Non-controlling interests					896,421	896,421
Total Shareholders' equity	**-**	**-**	**-**	**-**	**161,459,887**	**161,459,887**
Total on March 31, 2024	**918,468,011**	**103,217,369**	**148,923,969**	**595,029,412**	**176,019,739**	**1,941,658,500**
Total on December 31, 2023	**897,472,672**	**103,899,472**	**130,039,248**	**607,212,802**	**176,850,441**	**1,915,474,635**

Net assets on March 31, 2024	**51,383,484**	**157,746,442**	**146,185,521**	**165,067,497**		
Net assets on December 31, 2023	**41,157,724**	**123,492,542**	**118,132,410**	**166,156,631**		

(1) Repurchase agreements are classified according to the maturity of the transactions;
(2) Investments in investment funds are classified as 1 to 30 days; and
(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

37) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for its employees, including management, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Kirton Bank S.A. Banco Múltiplo and Ágora Corretora de Seguros S.A. sponsor supplementary pension plans in the variable contribution and defined benefit modalities, through the Baneb Social Security Foundation – Bases, for former Baneb employees.

Banco Bradesco S.A. sponsors a supplementary pension plan in the variable contribution modality, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a supplementary pension plan in the defined benefit modality through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Banco Bradesco S.A., Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Bradescor Corretora de Seguros Ltda., Bradesco Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a supplementary pension plan in the defined benefit modality, through Multibra Fundo de Pensão, for employees from Banco Bamerindus do Brasil S.A..

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well the Health Plan of employees from Lloyds.

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses with contributions made, in the first quarter of 2024, were R$285,694 thousand (R$310,483 thousand in 2023).

In addition to this benefit, Bradesco and its subsidiaries offer their employees, including managers other benefits, including: health insurance, dental care, life and personal accident insurance and professional training, the amount of these expenses, including the

contributions mentioned above, totaled, in the first quarter of 2024, the amount of R$1,521,431 thousand (R$1,425,667 thousand in 2023).

38) OTHER INFORMATION

a) Fair value of financial assets and liabilities

The carrying amounts and the fair values of the financial assets and liabilities are:

	R$ thousands			
	On March 31, 2024		On December 31, 2023	
	Book value	Fair Value	Book value	Fair Value
Assets				
Interbank investments	223,923,168	223,924,036	205,102,659	205,228,671
Compulsory deposits with the Brazilian Central Bank	124,265,242	124,265,242	133,721,827	133,721,827
Securities:				
- Trading securities	347,258,969	347,258,969	366,650,528	366,650,528
- Available-for-sale securities	305,313,064	305,313,064	291,678,051	291,678,051
- Held-to-maturity securities	90,945,866	90,219,653	98,756,117	100,726,392
Derivative financial instruments	23,743,102	23,743,102	15,413,349	15,413,349
Loans (1)	636,712,381	631,009,987	628,596,602	625,991,386
Other financial instruments	75,984,616	75,984,616	64,172,536	64,172,536
Liabilities				
Deposits from banks	332,960,336	339,046,889	323,422,783	332,089,303
Deposits from customers	606,733,725	607,607,344	621,934,680	599,473,510
Securities issued	253,812,786	256,439,859	244,966,258	226,021,936
Subordinated debts	50,284,155	52,444,550	50,337,854	52,423,119
Derivative financial instruments	26,496,198	26,496,198	15,542,220	15,542,220
Other financial liabilities	50,692,916	50,692,916	56,469,356	56,469,356

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics.

For financial instruments that are measured at fair value, the disclosure of the measurements is required according to the following hierarchical levels of fair value:

- Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main unobservable inputs used in the determination of the fair value are the credit spreads that vary between 3% and 20%.

To fair value securities which have no consistent, regularly updated, public price source, the Organization uses models defined by its CMM (mark-to-market commission) and documented in the fair value manual for each security type.

The table below presents the composition of the securities and derivative financial instruments measured at fair value, classified using the hierarchical levels:

								R$ thousands
	On March 31, 2024				On December 31, 2023			
	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
Trading securities	**302,626,489**	**43,754,563**	**877,917**	**347,258,969**	**315,355,048**	**50,494,149**	**801,331**	**366,650,528**
Financial treasury bills	161,189,090	-	-	161,189,090	160,173,438	-	-	160,173,438
National treasury notes	60,988,262	5,371,474	-	66,359,736	54,277,116	5,125,479	-	59,402,595
Financial bills	-	32,454,800	-	32,454,800	-	34,377,011	-	34,377,011
National treasury bills	39,905,003	-	-	39,905,003	63,010,231	-	-	63,010,231
Debentures	16,368,755	4,188,360	60,757	20,617,872	14,936,804	3,865,590	30,417	18,832,811
Other	24,175,379	1,739,929	817,160	26,732,468	22,957,459	7,126,069	770,914	30,854,442
Derivatives	**(5,187,882)**	**2,829,154**	**(394,368)**	**(2,753,096)**	**(1,840,440)**	**2,087,979**	**(376,410)**	**(128,871)**
Derivative financial instruments (assets)	13,897,707	9,621,593	223,802	23,743,102	3,939,198	11,321,165	152,986	15,413,349
Derivative financial instruments (liabilities)	(19,085,589)	(6,792,439)	(618,170)	(26,496,198)	(5,779,638)	(9,233,186)	(529,396)	(15,542,220)
Available-for-sale securities	**184,697,297**	**108,434,462**	**12,181,305**	**305,313,064**	**169,981,863**	**111,261,933**	**10,434,255**	**291,678,051**
National treasury notes	99,522,752	-	-	99,522,752	85,444,307	-	-	85,444,307
Debentures	11,165,515	53,103,939	9,242,094	73,511,548	8,883,770	56,305,399	7,767,360	72,956,529
National treasury bills	29,484,253	-	-	29,484,253	28,831,865	-	-	28,831,865
Financial treasury bills	28,454,113	-	-	28,454,113	29,784,559	-	-	29,784,559
Rural product notes	-	24,736,355	1,246,457	25,982,812	-	25,150,825	1,005,140	26,155,965
Stocks	4,003,194	5,534,500	1,225,021	10,762,715	4,268,341	5,534,500	1,225,021	11,027,862
Foreign government bonds	5,826,785	2,447,105	-	8,273,890	7,701,252	2,693,187	-	10,394,439
Promissory notes	-	16,696,137	-	16,696,137	-	15,565,716	-	15,565,716
Other	6,240,685	5,916,426	467,733	12,624,844	5,067,769	6,012,306	436,734	11,516,809
Total	**482,135,904**	**155,018,179**	**12,664,854**	**649,818,937**	**483,496,471**	**163,844,061**	**10,859,176**	**658,199,708**
Public	**428,107,355**	**7,818,578**	**15,368**	**435,941,301**	**431,450,899**	**7,818,666**	**16,607**	**439,286,172**
Private	**54,028,549**	**147,199,601**	**12,649,486**	**213,877,636**	**52,045,572**	**156,025,395**	**10,842,569**	**218,913,536**

Derivative Assets and Liabilities

The Organization's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indexes to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained mainly from B3 and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; all others are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted market prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that are valued using significant unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousands
	Trading securities	Assets Derivative	Liabilities Derivatives	Available-for-sale securities	Total
Balance on January 1, 2023	**801,331**	**152,986**	**(529,396)**	**10,434,255**	**10,859,176**
Recognized in income	84,737	-	-	260,528	345,265
Recognized in accumulated other comprehensive income	-	-	-	(735,975)	(735,975)
Acquisitions	-	70,816	(88,774)	2,287,840	2,269,882
Disposals	(8,151)	-	-	(206,724)	(214,875)
Maturities	-	-	-	(69,015)	(69,015)
Transfers from other levels (1)	-	-	-	210,396	210,396
Balance on March 31, 2024	**877,917**	**223,802**	**(618,170)**	**12,181,305**	**12,664,854**

(1) These instruments were reclassified between levels 2 and 3, because according to the Organization's internal methodology, certain impacts on risk assessment parameters may result in the use of observable and unobservable data, thus resulting in the transfer from level 2 to level 3 and vice versa.

Sensitivity analysis for financial assets classified as Level 3 (unobservable inputs):

	Scenarios	R$ thousands			
		On March 31, 2024		On December 31, 2023	
		Impact on income	Impact on shareholders' equity	Impact on income	Impact on shareholders' equity
Interest rate in Reais	1	-	110	-	151
	2	-	27,529	-	35,207
	3	-	52,549	-	66,294
Price indexes	1	-	(147)	-	(147)
	2	-	(19,644)	-	(18,782)
	3	-	(36,971)	-	(35,401)
Exchange coupon	1	-	(4)	-	(4)
	2	-	(594)	-	(603)
	3	-	(1,167)	-	(1,186)
Foreign currency	1	-	525	-	487
	2	-	13,131	-	12,187
	3	-	26,262	-	24,373
Equities	1	4,494	6,738	4,163	6,615
	2	112,359	168,440	104,073	165,378
	3	224,718	336,881	208,146	330,756

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.00, a scenario of R$5.05 was applied, while for a 1-year fixed interest rate of 9.84%, a scenario of 9.85% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.00, a scenario of R$5.05 was applied, while for a 1-year fixed interest rate of 9.84%, a 12.30% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$5.00 a scenario of R$7.49 was applied, while for a 1-year fixed interest rate of 9.84%, a 14.76% scenario was applied. The scenarios for other risk factors also accounted for 50% stresses in the respective curves or prices.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels:

	R$ thousands									
	On March 31, 2024					On December 31, 2023				
	Level 1	Level 2	Level 3	Fair Value	Book value	Level 1	Level 2	Level 3	Fair Value	Book value
Assets										
Interbank investments	-	223,924,036	-	223,924,036	223,923,168	-	205,228,671	-	205,228,671	205,102,659
Securities held to maturity	86,331,405	3,782,680	105,568	90,219,653	90,945,866	96,232,352	4,391,161	102,879	100,726,392	98,756,117
Loans	-	-	631,009,987	631,009,987	636,712,381	-	-	625,991,386	625,991,386	628,596,602
Liabilities										
Deposits from banks	-	-	339,046,889	339,046,889	332,960,336	-	-	332,089,303	332,089,303	323,422,783
Deposits from customers	-	-	607,607,344	607,607,344	606,733,725	-	-	599,473,510	599,473,510	621,934,680
Securities issued	-	-	256,439,859	256,439,859	253,812,786	-	-	226,021,936	226,021,936	244,966,258
Subordinated debts	-	-	52,444,550	52,444,550	50,284,155	-	-	52,423,119	52,423,119	50,337,854

Below we list the methodologies used to determine the fair values presented above:

Interbank investments: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Held-to-maturity securities: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 3. See Note 8a (III) for further details regarding held-to-maturity securities.

Loan: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the type of loan at each reporting date. The fair values for non-performing loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Deposits from banks and clients: The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued and Subordinated debt: Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

b) Non-recurring net income

According to BCB Resolution no. 2/2020 (Article 34) and the Organization's policy for evaluating and measuring non-recurring events, we present below the non-recurring net income for the periods:

Both our accounting and recurring result on March 31, 2024 was R$4,211 million (R$4,280 million on March 31, 2023).

c) Investment funds and portfolios

The Organization manages investment funds and portfolios with net assets not reflected in these financial statements of which, on March 31, 2024, amounted to R$1,214,293,335 thousand (R$1,192,511,407 thousand on December 31, 2023).

d) Standards, amendments and interpretations of standards applicable in future periods

CMN Resolution No. 4,975, applicable from January 1, 2025 - Provides for the accounting criteria applicable to leasing operations by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. The main changes in relation to the previous rules for lessees are: (i) there is no longer the classification into operating and financial leasing; and (ii) all leases as lessee must be recognized as a right-of-use asset against a lease liability, and interest expenses on the lease liability and depreciation expense of the right-of-use asset are recognized separately. There are optional exemptions for short-term leases and leases on low-value items. On August 24, 2023, the Central Bank of Brazil issued CMN Resolution No. 5,101, which provides the application of CMN Resolution No. 4,975 to contracts signed up to the date of entry into force of the Resolution (January 1, 2025), in which the institutions appear as a lessee.

Lessor accounting remains similar to the current standard, classifying leases as finance or operating leases. CPC 06 (R2) will be applicable from January 1, 2025, in accordance with CMN Resolution No. 4,975/21, and the possible impacts arising from the adoption are being evaluated and will be concluded by the date of entry into force of the standard.

CMN Resolution No. 4,966, applicable from January 1, 2025 - Provides for the concepts and accounting criteria applicable to financial instruments, as well as the designation and recognition of hedge operations; replaces, among other rules, the Resolution No. 2,682, Resolution No. 3,533, Circular No. 3,068 and Circular No. 3,082.

The new standard establishes that all financial assets must be initially classified according to the business model and measured according to the characteristics of the contractual cash flows of the evaluated instrument, in one of three categories: amortized cost, fair value in other comprehensive income and fair value in profit or loss.

With regard to the initial measurement, the standard establishes that financial assets and liabilities must be measured at fair value, plus or minus transaction costs. In subsequent measurements, the instruments will be measured at fair value or at amortized cost, according to their initial classification. For financial instruments classified as amortized cost or fair value in other comprehensive income, income and charges will be appropriated to income using the effective interest method.

With regard to the provision for credit losses, CMN Resolution No. 4,966 establishes criteria applicable to all financial assets and to financial guarantees given and credit limits. The classification of losses is divided into three (3) stages and must be applied from the initial recognition of the financial instruments. Financial assets will migrate from stage to stage as their credit risk increases or decreases.

In relation to the accounting of hedging instruments, the evaluation of the effectiveness of hedging operations becomes prospective according to the Risk Management Strategy.

In 2023, CMN Resolution No. 5,100 and BCB Resolution No. 352 were issued, complementary standards to CMN Resolution No. 4,966, which clarified/inserted some accounting concepts and criteria without significant changes in implementation, except for the application of Chapter V, which deals with **Accounting of Hedge, whose validity was postponed to January 1, 2027**.

Bradesco has prepared a formal plan, approved internally in its governance, with the necessary and detailed actions for the adoption of the new rules as of January 1, 2025. The Implementation Plan was structured with the objective of evaluating regulatory and process impacts, defining aspects of governance, identifying systemic aspects and disseminating concepts through employee training.

The Bank has been evaluating the application of the new rules and the possible impacts resulting from the adoption are being evaluated and will be concluded until the date of entry into force of the rule.

e) Standards, amendments and interpretations of standards applicable from January 1, 2024

SUSEP Circular No. 678 - amends SUSEP Circular No. 648, of November 12, 2021, and revokes the provision of SUSEP Circular No. 439, of June 27, 2012, which came into effect on January 1, 2024. Among the main changes introduced in the standard, are:

- Approval of CPC 48 – Financial Instruments, which according to Management's assessment will result in reclassifications of certain financial instruments from the Amortized Cost category to Fair Value through Other Comprehensive Income; and

- End of offsetting the surplus value of financial investments classified as held to maturity with the impact of the technical provision resulting from the liability adequacy test (TAP).

Management completed its analyzes and the adoption of the standard did not result in material impacts.

f) Consortium funds

	R$ thousands	
	On March 31, 2024	On December 31, 2023
Monthly estimate of funds receivable from consortium members	856,635	827,394
Contributions payable by the group	51,170,371	48,974,499
Consortium members - assets to be included	44,816,180	42,743,119
Credits available to consortium members	8,315,419	8,136,507

	In units	
	On March 31, 2024	On December 31, 2023
Number of groups managed	3,165	3,238
Quantity of assets pending delivery	119,902	125,363
Quantity of total delivered assets	2,788,183	2,726,945
Quantity of total active consortium members	1,530,679	1,531,419
Quantity of total dropouts and cancellations	1,682,911	1,656,631
Default rate	3.87%	3.75%

	Three-month period ended on March 31	
	2024	2023
Quantity of assets delivered in the period	61,238	57,611
Quantity of active consortium members in the period	105,339	123,897
Quantity of dropouts and cancellations in the period	75,260	116,312

g) On November 16, 2022, Law No. 14,467 was enacted, which establishes new rules for the deductibility of losses of credits resulting from the activities of financial institutions and other institutions authorized to operate by the Central Bank of Brazil, in the base of calculation of income tax and CSLL having effect as of January 1, 2025. The main provision contained in this law include: i) application of factors for deduction of default operations (operations more than ninety days overdue); and ii) losses as of January 1, 2025, relating to loans that are delinquent on December 31, 2024, which have not been deducted by that date, may only be excluded in determining the taxable profit and the base of calculation of the CSLL, at the rate of one thirty-sixth for each month of the calculation period, starting in April 2025.

h) On December 20, 2023, Constitutional Amendment No. 132 was enacted, establishing the Consumption Tax Reform, which aims to simplify, modernize the tax system and boost the country's economy by eliminating the complexity of the current tax system. The main change is the creation of the Tax on Transactions with Goods and Services (IBS) which will replace PIS and Cofins contributions, and the Contribution on Goods and Services (CBS) replacing ISS and ICMS. The new taxes are broadly non-cumulative and will have single and uniform legislation throughout the national territory. To implement the Tax Reform there will be a transition phase, which will last from 2026 to 2032. On April 24, 2024, the Federal Government sent the first complementary bill to the National

Congress that deals with the regulation of the Tax Reform. The Bank has been following discussions on this topic and awaits other regulations for a precise assessment of the impacts arising from this Constitutional Amendment.

i) On February 05, 2024, it was communicated to the market that the Company and BB Elo Cartões Participações S.A. ("BB Elo" and, jointly with BB Elo, the "Controlling Shareholders"), sent a notice to Cielo S.A. - Instituição de Pagamento ("Company") informing of their decision to proceed with the conversion of the Company's publicly-held company registration from category "A" to "B" issuer, with its consequent delisting from the special listing segment called Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão ("B3"), through the launch of a unified tender offer for the acquisition of common shares, in accordance with the applicable legislation and the Company's bylaws ("Tender Offer"). The request for registration of the Tender Offer will be made according to the regulatory deadline.

The Tender Offer will be launched by (i) the Controlling Shareholders and by the companies (ii) Elo Participações Ltda. ("Elo Participações"), (iii) Alelo Instituição de Pagamento S.A. ("Alelo") and (iv) Livelo S.A. ("Livelo" and, jointly with the Controlling Shareholders, Elo Participações and Alelo, the "Offerors"), indirect subsidiaries of Bradesco and Banco do Brasil S.A. (direct controller of BB Elo), for the acquisition of up to all the ordinary shares issued by the Company, except for those held by the Offerors, the Controlling Shareholders, directly or indirectly, and those held in treasury ("Tender Offer Shares"), on a unified basis for the purposes of (i) converting the Company's registration as a category "A" public company to "B"; and (ii) delisting the Company from the special listing segment called Novo Mercado of B3. The price offered for each Tender Offer Shares will be R$5.60.

The Tender Offer depends on the fulfillment of certain conditions, including applicable legal and regulatory approvals from the competent governmental authorities. The other terms and conditions of the Tender Offer will be made available to the market in due course, in accordance with the applicable rules.

Reporting Date April 25, 2024

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Alexandre da Silva Glüher

Members
Denise Aguiar Alvarez
Milton Matsumoto
Maurício Machado de Minas
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Samuel Monteiro dos Santos Junior - Independent Member
Walter Luis Bernardes Albertoni - Independent Member
Paulo Roberto Simões da Cunha - Independent Member
Denise Pauli Pavarina - Independent Member

Board of Executive Officers

Chief Executive Officer
Marcelo de Araújo Noronha

Executive Vice-Presidents
Cassiano Ricardo Scarpelli
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Guilherme Muller Leal
Bruno D´Avila Melo Boetger

Executive Officers

João Carlos Gomes da Silva
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Juliano Ribeiro Marcílio
André Luis Duarte de Oliveira
Cintia Scovine Barcelos de Souza
Fernando Freiberger
José Augusto Ramalho Miranda
Marcos Valério Tescarolo
Renata Geiser Mantarro
* Vinicius Urias Favarão

Officers
Ademir Aparecido Correa Junior
Affonso Correa Taciro Junior
Aires Donizete Coelho
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André Bernardino da Cruz Filho
André Costa Carvalho
André David Marques
André Ferreira Gomes
Antonio Campanha Junior
Antonio Daissuke Tokuriki
Bráulio Miranda Oliveira
Bruno Funchal
Carlos Henrique Villela Pedras
Carlos Leibowicz
Carlos Wagner Firetti
Clayton Neves Xavier
Cristina Coelho de Abreu Pinna
** Curt Cortese Zimmermann
Daniela Pinheiro de Castro
Danilo Luis Damasceno
Fábio Suzigan Dragone
Fernando Antônio Tenório
Fernando Honorato Barbosa
Francisco Armando Aranda
Jeferson Ricardo Garcia Honorato
José Gomes Fernandes
José Leandro Borges
Juliana Laham
Julio Cardoso Paixão
Julio Cesar Joaquim
Layette Lamartine Azevedo Junior
Leandro José Diniz
Leandro Karam Correa Leite
** Luis Cláudio de Freitas Coelho Pereira
Luiz Philipe Roxo Biolchini
Manoel Guedes de Araujo Neto
Marcelo Sarno Pasquini
Marcos Daniel Boll
Marina Claudia González Martin de Carvalho
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nathalia Lobo Garcia Miranda
* Rafael Forte Araújo Cavalcanti
Ricardo Eleutério da Silva
Roberto França
Roberto Medeiros Paula
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Telma Maria dos Santos Calura
Vasco Azevedo
* Vinicius Panaro

Regional Officers
Altair Luiz Guarda
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Pasche Junior

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Paulo Ricardo Satyro Bianchini - Member

Remuneration Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Milton Matsumoto – Coordinator
Alexandre da Silva Glüher
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Juliano Ribeiro Marcílio
Ivan Luiz Gontijo Júnior
Affonso Correa Taciro Junior

Risk Committee
Maurício Machado de Minas - Coordinator
Milton Matsumoto
Samuel Monteiro dos Santos Junior
Paulo Roberto Simões da Cunha
Octavio de Lazari Junior

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi – Coordinator
Alexandre da Silva Glüher
Milton Matsumoto
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha

Sustainability and Diversity Committee
Milton Matsumoto - Coordinator
Alexandre da Silva Glüher
Denise Aguiar Alvarez
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
André Costa Carvalho
Marcelo Sarno Pasquini

Strategic Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Vinicius Urias Favarão

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Carlos Wagner Firetti - Coordinator
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Ivan Luiz Gontijo Júnior
Antonio Campanha Junior

**** Fiscal Council**

Sitting Members
José Maria Soares Nunes
Joaquim Caxias Romão
Vicente Carmo Santo
Mônica Pires da Silva
Ava Cohn

Deputy Members
Frederico William Wolf
Artur Padula Omuro
Luiz Eduardo Nobre Borges
Ludmila de Melo Souza
José Luis Elias

Ombudsman Department
Marcos Daniel Boll - Ombudsman

General Accounting Department
Vinícius Panaro
Accountant – CRC 1SP324844/O-6

* pending possession
**election pending approval by BACEN, consequently they did not take office

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco – SP

Independent Auditors´ report on review of condensed consolidated interim financial statements

Introduction

We have reviewed the condensed consolidated interim financial statements of Banco Bradesco S.A. ("Bradesco" or "Bank") as of March 31, 2024, which comprise the consolidated statements of financial position as of March 31, 2024 and the related condensed consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the three-month period then ended, and notes to the condensed consolidated interim financial statements.

Bradesco's management is responsible for the preparation and presenting of these condensed consolidated interim financial statements in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of condensed consolidated interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements, as of March 31, 2024, are not prepared, in all material respects, in accordance with the accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil.

Other matters - Statements of Added Value

The condensed consolidated interim financial statements referred to above include the consolidated statement of added value ("DVA") for the three-month period ended as of March 31, 2024, prepared under the responsibility Bradesco´s management, the presentation of which is not required in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil. This statements subject to review procedures performed together with the review of the condensed consolidated interim financial statements for the purposes of forming our conclusion we assessed whether these

statements are reconciled with the condensed consolidated interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, we are not aware of any fact that could lead us to believe that they were not prepared, in all material respects, consistently with the condensed consolidated interim financial statements taken as a whole.

Other matters – Condensed consolidated interim financial statements

As permitted by Article 77 of CMN Resolution No. 4,966, these condensed consolidated interim financial statements as at March 31, 2024, which have been prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), are being issued separately from, and in addition to, the condensed consolidated interim financial statements prepared in accordance with International IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB) which were also issued by Bradesco on this date and on which we have issued an independent auditors' report on review of condensed consolidated interim financial statements, without any modification, dated April 30, 2024.

São Paulo, April 30th, 2024

KPMG Auditores Independentes Ltda.
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by

Cláudio Rogélio Sertório
Accountant CRC 1SP212059/O-0

The Fiscal Council's members, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. (Bradesco), related to the first quarter of 2024 and, in view of the meetings held with (i) areas managers and administrators; and (ii) KPMG Auditores Independentes, based on its reports, are of the opinion that the aforementioned documents adequately reflect the Organization's equity and financial position.

Cidade de Deus, Osasco, SP, April 30, 2024

José Maria Soares Nunes

Joaquim Caxias Romão

Vicente Carmo Santo

Mônica Pires da Silva

Ava Cohn

For further information, please contact:

André Carvalho

Investor Relations Officer

Phone: (+55 11) 2194-0922

investors@bradesco.com.br

Cidade de Deus, s/n – Silver Building – 4th floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco

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